

100 NE Adams Street
Peoria, Illinois 61629

May 1, 2014

Dear Fellow Stockholder:

I am pleased to invite you to attend Caterpillar's annual meeting of stockholders on June 11, 2014. The meeting will be held at the Crossroads Arena, 2800 S. Harper Road, Corinth, MS 38834 beginning at 8:00 a.m. We hope that you will attend the meeting, but whether or not you are planning to attend, we encourage you to vote your shares. As always, every stockholder's vote is important.

This booklet includes a formal notice of the meeting and the proxy statement which, among other things, provides information on Caterpillar's corporate governance, executive compensation programs and the matters to be voted on at the meeting. The booklet also contains information about our business and 2013 financial performance. Our company continues to perform well and I encourage you to review the financial information contained in Appendix C.

If you wish to attend the meeting, you will need to request an admission ticket in advance. Procedures for requesting an admission ticket are described on page 62.

I thank you for your commitment to Caterpillar and urge you to vote your shares.

Sincerely yours,

Douglas R. Oberhelman
Chairman and Chief Executive Officer



100 NE Adams Street
Peoria, Illinois 61629

## Notice of Annual Meeting of Stockholders
## of Caterpillar Inc.

**Date:** June 11, 2014
**Time:** 8:00 a.m.
**Place:** The Crossroads Arena, 2800 S. Harper Road, Corinth, MS 38834

The items of business are:

- Elect as Directors the twelve nominees identified in this proxy statement, each for a term of one year.

- Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2014.

- Approve, on a non-binding advisory basis, the compensation of our named executive officers.

- Approve the Caterpillar Inc. 2014 Long-Term Incentive Plan.

- Approve the Caterpillar Inc. Executive Short-Term Incentive Plan.

- Vote on three stockholder proposals described in this proxy statement, if properly presented at the meeting.

- Conduct any other business properly brought before the meeting or any adjournment or postponement of the meeting.

We initiated delivery of the proxy materials to stockholders on or about May 1, 2014. Stockholders at the close of business on April 14, 2014 will be entitled to notice of and to vote at the annual meeting and any adjournment or postponement. A list of registered stockholders is available at the Company's headquarters in Peoria, Illinois.

By order of the Board of Directors

Christopher M. Reitz
Corporate Secretary
May 1, 2014

**If you wish to attend the meeting, you will need to request an admission ticket in advance. Procedures for requesting an admission ticket are described on page 62.**

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 11, 2014: This Notice of Annual Meeting and Proxy Statement and the 2013 General and Financial Information are available at www.eproxyaccess.com/cat2014.**

# Table of Contents

## MANAGEMENT PROPOSALS



## STOCKHOLDER PROPOSALS



## OTHER IMPORTANT INFORMATION



## APPENDIX A — CATERPILLAR INC. 2014 LONG-TERM INCENTIVE PLAN

## APPENDIX B — CATERPILLAR INC. EXECUTIVE SHORT-TERM INCENTIVE PLAN

# PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider. You should read the complete proxy statement and appendices before voting.

## 2013 Business Highlights

**Strong Operating Performance.** Despite a challenging sales environment, we had record operating cash flows for our Machinery and Power Systems (M&PS) businesses of $9.0 billion in 2013. Our balance sheet ended the year stronger than it began with our M&PS debt-to-capital ratio dropping to 29.7 percent.

**Cash Returns to Stockholders.** In June of 2013 we increased our quarterly dividend by 15 percent to $0.60 per share, marking 20 consecutive years that we have paid higher dividends to our stockholders. We also repurchased $2.0 billion of our common stock in 2013.

**Market Position Strength.** For the third year in a row, we expanded our competitive lead in the global market place for construction and mining machines.

## Corporate Governance Highlights

### BOARD STRUCTURE AND LEADERSHIP

Our Chief Executive Officer also serves as the Chairman of the Board and we have an independent director who is elected by the Board to serve as the Presiding Director, with broad authority and responsibility over Board governance and operations. Eleven of our twelve director nominees are independent. See "Board Composition and Leadership Structure" on page 5 for more information.

### INVESTOR OUTREACH

We conduct an annual governance review and engage investors throughout the year to ensure that management and the Board understand and consider the issues that matter most to our stockholders. After considering feedback received from investors over the past year, the Board amended Caterpillar's bylaws to provide for a majority vote standard in uncontested director elections. See "Investor Outreach" on page 10 for more information.

### BOARD RISK OVERSIGHT

Our Board has oversight for risk management with a focus on the most significant risks facing the Company, including strategic, operational, financial, legal and compliance risks. See "Board's Role in Risk Oversight" on page 6 for more information.

### SUSTAINABILITY

We seek to provide products and solutions that make productive and efficient use of natural resources and reduce unnecessary impacts on the environment and the communities where we work and live. Our operational goals include a focus on energy conservation, reductions in greenhouse gas emissions and water and by-product materials management. See "Sustainability" on page 10 for more information.

### CODE OF CONDUCT

Our code of conduct is called "Our Values in Action" and is the foundation of our corporate existence. Our Values in Action apply to all members of the Board and to all management and employees worldwide and embodies the high ethical standards that Caterpillar has upheld since its formation in 1925. See "Code of Conduct" on page 5 for more information.

## Executive Compensation Highlights

Our executive compensation programs are designed to align the actions of our Executive Officers with the long-term interests of our stockholders based on two fundamental principles: **Pay for Performance** and **Pay at Risk**. To that end, we structure the majority of our executive compensation around four objectives which we believe reflect our Pay for Performance and Pay at Risk philosophy:

1. **Base salary is targeted to be the lowest percentage of total direct compensation.**
2. **Short-term incentive compensation is based on performance.**
3. **Long-term incentive compensation is based on Company performance.**
4. **Equity is a significant percentage of compensation.**

The table below includes some, but not all, of the information included in the Summary Compensation Table.

| NEO | Salary | Long and Short-Term Cash Incentives | Stock and Stock Option Awards | Total of All Columns |
|---|---|---|---|---|
| Douglas R. Oberhelman, Chairman & CEO | $1,600,008 | $2,241,766 | $7,966,091 | $11,807,865 |
| Bradley M. Halverson, Group President & CFO | $ 661,872 | $ 747,012 | $2,266,520 | $ 3,675,404 |
| Stuart L. Levenick, Group President | $ 914,565 | $1,220,080 | $2,557,997 | $ 4,692,642 |
| Edward J. Rapp, Group President | $ 847,008 | $ 883,667 | $2,266,520 | $ 3,997,195 |
| D. James Umpleby, Group President | $ 661,872 | $ 964,041 | $2,266,520 | $ 3,892,433 |
| Gerard R. Vittecoq, Group President* | $ 509,026 | $ 620,789 | $4,880,335 | $ 6,010,150 |
| Steven H. Wunning, Group President | $ 898,128 | $ 452,433 | $2,266,520 | $ 3,617,081 |
| *Mr. Vittecoq retired effective May 31, 2013. | | | | |

## Meeting Agenda and Vote Recommendations

| Company Proposals | Board Recommendation |
|---|---|
| Election of Directors | FOR each Nominee |
| Ratification of our Independent Registered Public Accounting Firm | FOR |
| Advisory Vote on Executive Compensation | FOR |
| Approval of the Caterpillar Inc. 2014 Long-Term Incentive Plan | FOR |
| Approval of the Caterpillar Inc. Executive Short-Term Incentive Plan | FOR |
| **Stockholder Proposals** | |
| Review of Global Corporate Standards | AGAINST |
| Sales to Sudan | AGAINST |
| Cumulative Voting | AGAINST |
| **Transact other business that properly comes before the meeting** | |

## Election of Directors (Proposal 1)

You will find important information in "Proposal 1 — Election of Directors" on page 39 about the qualifications and experience of each of the director nominees whom you are being asked to elect. The Public Policy and Governance Committee performs an annual assessment to determine that our directors have the skills and experience to effectively oversee the Company. All of our directors have proven track records of leadership, sound judgment, integrity and a commitment to the success of our Company.

| Nominee | Age | Director Since | Principal Occupation | Independent |
|---|---|---|---|---|
| David L. Calhoun | 57 | 2011 | Senior Managing Director of The Blackstone Group, L.P. | Yes |
| Daniel M. Dickinson | 52 | 2006 | Managing Partner of HCI Equity Partners | Yes |
| Juan Gallardo | 66 | 1998 | Chairman of Organización CULTIBA, S.A.B. de C.V. | Yes |
| Jesse J. Greene, Jr. | 69 | 2011 | Instructor at Columbia Business School and former Vice President of Financial Management and Chief Financial Risk Officer of International Business Machines Corporation | Yes |
| Jon M. Huntsman, Jr. | 54 | 2012 | Former United States Ambassador to China and former Governor of Utah | Yes |
| Peter A. Magowan | 72 | 1993 | Former President and Managing General Partner of the San Francisco Giants and former Chairman and CEO of Safeway Inc. | Yes |
| Dennis A. Muilenburg | 50 | 2011 | Vice Chairman, President and Chief Operating Officer of The Boeing Company | Yes |
| Douglas R. Oberhelman | 61 | 2010 | Chairman and CEO of Caterpillar Inc. | No |
| William A. Osborn | 66 | 2000 | Former Chairman and CEO of The Northern Trust Corporation | Yes |
| Edward B. Rust, Jr. | 63 | 2003 | Chairman, CEO and President of State Farm Mutual Automobile Insurance Company | Yes |
| Susan C. Schwab | 59 | 2009 | Professor at the University of Maryland School of Public Policy and a Strategic Advisor for Mayer Brown LLP; former United States Trade Representative | Yes |
| Miles D. White | 59 | 2011 | Chairman and CEO of Abbott Laboratories | Yes |

## Ratification of our Independent Registered Public Accounting Firm (Proposal 2)

As a matter of good corporate governance, we are asking our stockholders to ratify the selection of PricewaterhouseCoopers as our independent registered public accounting firm for 2014. Set forth below is a summary of their fees for services provided in 2013 and 2012.

| | (in millions) | |
|---|---|---|
| | **2013** | **2012** |
| **Audit and Audit Related Fees** | $ 33.6 | $ 34.7 |
| **Tax Fees and Other** | 1.4 | 3.4 |
| **TOTAL** | **$ 35.0** | **$ 38.1** |

Additional information regarding "Proposal 2 — Ratification of our Independent Registered Public Accounting Firm" appears on page 42.

## Advisory Vote on Executive Compensation (Proposal 3)

Our stockholders have the opportunity to cast a non-binding, advisory vote on the compensation of our named executive officers. Last year stockholders overwhelmingly supported our compensation program. In evaluating this proposal, we recommend that you review our Compensation Discussion and Analysis, which explains how and why the Compensation and Human Resources Committee arrived at its executive compensation actions and decisions for 2013.

Additional information regarding "Proposal 3 — Advisory Vote on Executive Compensation" appears on page 42.

## Approval of the Caterpillar Inc. 2014 Long-Term Incentive Plan (Proposal 4)

We are asking our stockholders to approve the Caterpillar Inc. 2014 Long-Term Incentive Plan (2014 LTIP), which will facilitate the issuance of stock-based and other performance awards to our officers and others. The 2014 LTIP will only become effective upon stockholder approval and no awards will be made under the 2014 LTIP prior to that time. We recommend that you review the important information described in "Proposal 4 — Approval of the Caterpillar Inc. 2014 Long-Term Incentive Plan" on page 43 for more information on the 2014 LTIP.

### Approval of the Caterpillar Inc. Executive Short-Term Incentive Plan (Proposal 5)

We are asking our stockholders to approve an amendment and restatement of the Caterpillar Inc. Executive Short-Term Incentive Plan, which will facilitate the issuance of tax deductible annual bonuses to our officers. We recommend that you review the important information described in "Proposal 5 — Approval of the Caterpillar Inc. Executive Short-Term Incentive Plan" on page 50 for more information on the ESTIP.

### Stockholder Proposals (Proposals 6–8)

You will be asked to consider three stockholder proposals involving (i) a Review of Global Corporate Standards, (ii) Sales to Sudan and (iii) Cumulative Voting.

**EVEN IF YOU PLAN TO ATTEND OUR ANNUAL MEETING IN PERSON, PLEASE CAST YOUR VOTE AS SOON AS POSSIBLE BY:**

| | |
|---|---|
| | using the Internet at www.caterpillar.com/proxymaterials |
| | scanning this QR code to vote with your mobile device |
| | calling the number included on your proxy card or notice |
| | mailing your signed proxy or voting instruction form |

# PROXY STATEMENT

The Board of Directors (Board) of Caterpillar Inc. (Caterpillar, Company, we or us) is providing the notice, proxy statement and proxy card (Proxy Materials) in connection with the Company's solicitation of proxies to be voted at the 2014 annual meeting of stockholders (Annual Meeting) to be held on June 11, 2014, at the Crossroads Arena, 2800 S. Harper Road, Corinth, MS 38834 at 8:00 a.m., and at any adjournment or postponement of the meeting.

Voting your shares is an important way to participate in the governance of your Company. If your Caterpillar shares are held for you in a brokerage, bank or other institutional account, you are considered the beneficial owner of those shares. Your broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting (except ratification of the selection of our auditors for 2014), unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you for voting your shares via telephone, mobile device or the Internet. For your vote to be counted, you must communicate your voting decisions to your broker, bank or other financial institution before the date of the Annual Meeting. If you have any questions about the proxy voting process, please contact the broker, bank or other financial institution where you hold your shares. See "Frequently Asked Questions Regarding Meeting Attendance and Voting" on page 58 for information on how to vote your shares.

Proxy Materials or a Notice of Internet Availability were first sent to stockholders on or about May 1, 2014. If you received a Notice of Internet Availability and would like to receive a paper copy of the proxy materials, please follow the instructions included in the Notice of Internet Availability. If you received a paper copy of the proxy materials and would like to register to receive a Notice of Internet Availability in the future, you can do so by any of the following methods:

- **Internet** — Go to www.eproxyaccess.com/cat2014 and follow the registration instructions.
- **Telephone** — From within the United States or Canada, call us free of charge at 1-866-580-7648. From locations outside the United States or Canada, please call +1-215-521-1342.
- **Email** — Send us an email at cat@eproxyaccess.com. Include the control number from your paper copy as the subject line and indicate that you wish to receive a Notice of Internet Availability and whether your request is for this meeting only or for all future meetings.

# CORPORATE GOVERNANCE INFORMATION

## Corporate Governance Guidelines

Our Board has adopted Guidelines on Corporate Governance Issues (Corporate Governance Guidelines), which are available on our website at www.caterpillar.com/governance. The Corporate Governance Guidelines reflect the Board's commitment to oversee the effectiveness of policy and decision-making both at the Board and management level, with a view to enhancing stockholder value over the long-term.

## Code of Conduct

Caterpillar's code of conduct is called "Our Values in Action." Integrity, Excellence, Teamwork, Commitment and Sustainability are the core values identified in the code and are the foundation for Caterpillar's corporate existence. Our Values in Action apply to all members of the Board and to management and employees worldwide. These values embody the high ethical standards that Caterpillar has upheld since its formation in 1925. Our Values in Action is available on our website at www.caterpillar.com/code.

The Audit Committee has established a means for the anonymous reporting (where permitted by law) of suspected or actual violations of the code of conduct, our enterprise policies or applicable laws, including those related to accounting practices, internal controls or auditing matters and procedures; theft or fraud of any amount; insider trading; performance and execution of contracts; conflicts of interest; violations of securities and antitrust laws; and violations of the Foreign Corrupt Practices Act.

Any employee, supplier, customer, stockholder or other interested party can submit a report via the following methods:

- Direct Telephone: 309-494-4393 (English only)
- Call Collect Helpline: 770-582-5275 (language translation available)
- Confidential Fax: 309-494-4818
- Email: BusinessPractices@CAT.com
- Internet: www.caterpillar.com/obp

## Board Composition and Leadership Structure

Presently, our Board consists of twelve directors. The 2014 director nominees consist of one nominee who serves as a member of management and eleven non-employee nominees. The non-employee director nominees are skilled and experienced leaders in business, education, government and public policy. They currently serve or have served as chief executives and members of senior management of large public and private for profit companies; as leaders of numerous nonprofit organizations; as U.S. federal and state government officials; and as members of academia. In these roles, the non-employee director nominees have been called upon to ask hard questions of management and provide advice on complex issues. Biographical information and qualifications of our director nominees are included under "Proposal 1 — Election of Directors" on page 39.

Directors are elected at each annual meeting to serve for a one-year term and until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal. In uncontested elections, directors are elected by a majority of the votes cast for such director. If an incumbent director does not receive a greater number of "for" votes than "against" votes, then such director must tender his or her resignation to the Board. In contested elections, directors are elected by a plurality vote. Directors must retire at the end of the year in which they reach the age of 72. If any nominee is unavailable for election, proxy holders will vote for another nominee proposed by the Board or, as an alternative, the Board may reduce the number of directors to be elected at the Annual Meeting.

The Board has elected the Chief Executive Officer as the Chairman of the Board. The Board has further elected the Chairman of the Public Policy and Governance Committee (PPGC) as the Presiding Director. The Presiding Director's duties and responsibilities include: (i) presiding at all meetings of the Board at which the Chairman is not present; (ii) serving as a liaison between the Chairman and the independent directors; (iii) approving information sent to the Board; (iv) approving meeting agendas for the Board; (v) approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) authority to call meetings of the independent directors; and (vii) if requested by major stockholders, ensuring that he is available for consultation and direct communication. All directors play an active role in overseeing the Company's business both at the Board and committee levels.

The Board believes that this leadership structure — a combined Chairman of the Board and Chief Executive Officer (CEO), a Presiding Director, active and strong non-employee directors and committees led entirely by independent directors — is the most effective for the Company at this time. The Company's business is complex and its products are sold in more than 180 countries around the world. Because the CEO is closest to the many facets of the business, the Board believes the CEO is in the best position to lead most effectively and to serve in the critical role of Chairman of the Board. In addition, having a Chairman who also serves as the CEO allows timely communication with the Board on critical business matters given the complexity and global reach of our business. Further, most of the Company's products are sold through an extensive network of independent dealers around the world. Our dealership business model has historically required our CEO to have strong relationships with the leaders of our dealers. Having a single person as both Chairman of the Board and CEO ensures that the Company is represented by a single voice to dealers, stockholders, employees and other stakeholders.

## Board's Role in Risk Oversight

The Board has oversight for risk management with a focus on the most significant risks facing the Company, including strategic, operational, financial and legal compliance risks. The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include an enterprise risk management program, regular internal management disclosure committee meetings, code of business conduct, quality standards and processes, an ethics and compliance office and comprehensive internal and external audit processes. The Board implements its risk oversight function both as a full Board and through delegation to Board committees, which meet regularly and report back to the full Board. Throughout the year, the Board and the committees to which it has delegated responsibility dedicate a portion of their meetings to review and discuss specific risk topics in greater detail. Strategic and operational risks are regularly discussed at Board meetings. The Board has delegated responsibility for the oversight of specific risks to Board committees as follows:

| Audit Committee | <ul><li>Policies and processes relating to the financial statements, financial reporting, accounting and internal and external auditing functions of the Company</li><li>Enterprise risk management and the Company's ethics and compliance program</li><li>Cyber security, litigation and tax related matters</li><li>Hedging and derivatives practices</li></ul> |
|---|---|
| Compensation and Human Resources Committee | <ul><li>Compensation philosophy and programs</li><li>Global workforce matters</li></ul> |
| Public Policy and Governance Committee | <ul><li>Governance structure and processes and related person transactions</li><li>Health and safety and environmental risks</li><li>Political and charitable activities and reputational risks</li></ul> |

The Board believes that its leadership structure, discussed above, supports the risk oversight function of the Board.

# Board Meetings and Committees

The Board held seven meetings during 2013. The independent directors generally meet in executive session as part of each regularly scheduled Board meeting, with the Presiding Director serving as Chairman. Each director attended at least 75 percent of the total meetings of the Board and committee on which he or she served. Absent unavoidable conflict, directors are expected to attend the Annual Meeting. All directors attended the 2013 Annual Meeting.

During 2013, the Board had four standing committees: Audit, Compensation, Governance and Public Policy. Effective January 1, 2014, the standing committees were restructured into three — **Audit, Compensation and Human Resources** and **Public Policy and Governance**. Each committee meets periodically throughout the year, reports its actions and recommendations to the Board, receives reports from management, annually evaluates its performance and has the authority to retain outside advisors in its discretion. The current primary responsibilities of each committee are summarized below and set forth in more detail in each committee's written charter, which can be found on Caterpillar's website at www.caterpillar.com/governance. All committee members are independent under Company, NYSE and SEC standards applicable to Board and Committee service and the Board has determined that each member of the Audit Committee is an "audit committee financial expert" as defined under SEC rules.

## Audit Committee

- Selects and oversees the independent auditor

- Oversees our financial reporting activities, including our financial statements, annual report and the accounting standards and principles

- Discusses with management the Company's risk assessment and risk management framework

- Approves audit and non-audit services provided by the independent auditor

- Reviews the organization, scope and effectiveness of our internal audit function and our disclosure and internal controls

- Sets parameters for, and monitors the Company's hedging and derivatives practices

- Provides oversight for the Company's ethics and compliance programs

- Monitors the Company's litigation and tax compliance

**Number of Meetings in 2013: 12**

## Compensation and Human Resources Committee

- Recommends the CEO's compensation to the Board and establishes the compensation of other executive officers

- Establishes, oversees and administers the Company's equity compensation and employee benefit plans

- Reviews incentive compensation arrangements to ensure that incentive pay does not encourage unnecessary risk-taking and reviews and discusses the relationship between risk management policies and practices, corporate strategy and executive compensation

- Recommends to the Board the compensation of directors

- Provides oversight of the Company's diversity and immigration practices and employee relations

- Furnishes an annual Compensation Committee Report on executive compensation and approves the Compensation Discussion and Analysis section in the Company's proxy statement

**Number of Meetings in 2013: 8**

## Public Policy and Governance Committee

- Makes recommendations to the Board regarding the size and composition of the Board and its committees, and the criteria to be used for the selection of candidates to serve on the Board

- Discusses and evaluates the qualifications of potential and incumbent directors and recommends the slate of director candidates to be nominated for election at the Annual Meeting

- Leads the Board in its annual self-evaluation process

- Oversees the Company's officer succession planning

- Oversees the Company's environmental, health and safety activities, including the Company's sustainable development initiatives

- Oversees the corporate governance structure

- Oversees matters of domestic and international public policy affecting the Company's business, such as trade policy and international trade negotiations and major global legislative and regulatory developments

- Annually reviews the Company's charitable and political contributions and policies

- Oversees investor and community relations

**Number of meetings in 2013: Governance — 6; Public Policy — 6**

| Committee Membership (as of January 1, 2014) | | | |
|---|---|---|---|
| | **Audit** | **Compensation & Human Resources** | **Public Policy & Governance** |
| David L. Calhoun | | Member | |
| Daniel M. Dickinson | Member | | |
| Juan Gallardo | | | Member |
| Jesse J. Greene, Jr. | | Member | |
| Jon M. Huntsman, Jr. | | | Member |
| Peter A. Magowan | Member | | |
| Dennis A. Muilenburg | Member | | |
| Douglas R. Oberhelman | | | |
| William A. Osborn | Chairman | | |
| Edward B. Rust, Jr. | | | Chairman |
| Susan C. Schwab | | | Member |
| Miles D. White | | Chairman | |

Legend:
C = Chairman
= Member

# Director Nominations and Evaluations

## Process for Nominating and Evaluating Directors

Each director is responsible for overseeing the Company's business consistent with his or her fiduciary duty to stockholders. This responsibility requires highly skilled individuals with various qualities, attributes and professional experience. The Board and the PPGC consider the qualifications of incumbent directors and director candidates individually and in the broader context of the Board's overall composition and the Company's current and future needs.

The PPGC solicits and receives recommendations for potential director candidates from the Board and management. In its assessment of each potential candidate, the PPGC considers each candidate's integrity, honesty, judgment, independence, accountability, willingness to express independent thought, understanding of the Company's business and other factors that the PPGC determines are pertinent in light of the current needs of the Board. Candidates must have successful leadership experience and stature in their primary fields, with a background that demonstrates an understanding of business affairs as well as the complexities of a large, publicly held company. In addition, candidates must have a demonstrated ability to think strategically and make decisions with a forward-looking focus and the ability to assimilate relevant information on a broad range of complex topics. Moreover, candidates must have the ability to devote the time necessary to meet director responsibilities and serve on no more than five public company boards in addition to the Company's Board.

The following table summarizes certain key characteristics of the Company's businesses and the associated qualifications, skills and experience that the PPGC believes should be represented on the Board.

| Business Characteristics | Qualifications, Skills and Experience |
|---|---|
| • The Company's businesses involve complex acquisitions and financial transactions in many countries and in many currencies. | • High level of financial literacy<br>• Mergers and acquisitions experience |
| • The Company is a global manufacturer with products sold in over 180 countries around the world. | • Manufacturing or logistics experience<br>• Broad international exposure<br>• Relevant executive experience<br>• Diversity of race, ethnicity, gender, cultural background or professional experience |
| • Demand for many of the Company's products is tied to conditions in the global commodity, energy, construction and transportation markets. | • Experience in the evaluation of global economic conditions<br>• Knowledge of commodity, energy, construction or transportation markets |
| • The Company's businesses require compliance with a variety of regulatory requirements across a number of countries and is impacted by the policies of various governmental entities. | • Governmental and international trade expertise |
| • The Board's responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk. | • Risk oversight/management expertise |

The Board values diversity of talents, skills, abilities and experiences and believes that Board diversity of all types provides significant benefits to the Company. Although the Board has no specific diversity policy, the PPGC may also consider the diversity of the Board and potential director candidates in selecting new director candidates.

## Stockholder Nominations

The PPGC also considers unsolicited inquiries and director nominees recommended by stockholders. Recommendations should be sent to the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. Stockholders may nominate a director candidate to serve on the Board by following the procedures described in our bylaws. Deadlines for stockholder nominations for Caterpillar's 2015 annual meeting of stockholders are included in the "Stockholder Proposals and Director Nominations for the 2015 Annual Meeting" section on page 58.

## Director Independence Determinations

The Company's Corporate Governance Guidelines establish that no more than two non-independent directors may serve on the Board at any point in time. A director is "independent" if he or she has no direct or indirect material relationship with the Company or with senior management of the Company and their respective affiliates. Annually, the Board makes an affirmative determination regarding the independence of each director based upon the recommendation of the PPGC and in accordance with the standards in the Company's Corporate Governance Guidelines, which are available on our website at www.caterpillar.com/governance.

Applying these standards, the Board determined that each of the directors met the independence standards except Mr. Oberhelman, who is a current employee of the Company.

## Communication with the Board

You may communicate with any of our directors, our Board as a group, our non-management directors as a group or any Board committee as a group by sending an email to Directors@CAT.com or by mail to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. The Board has delegated to the Corporate Secretary, or his designee, responsibility for determining, in his discretion, whether the communication is appropriate for consideration. According to the policy adopted by the Board, the Corporate Secretary is required to direct all communications regarding personal grievances, administrative matters, the conduct of the Company's ordinary business operations, billing issues, product or service related inquiries, order requests and similar issues to the appropriate individual within the Company. All other communications are to be submitted to the Board as a group, to the particular director to whom it is directed or, if appropriate, to the Presiding Director or committee the Corporate Secretary believes to be the most appropriate recipient. If a legitimate communication is sent, you will receive a written acknowledgement from the Corporate Secretary's office confirming receipt of your communication.

## Investor Outreach

We conduct an annual governance review and investor outreach throughout the year to ensure that management and the Board understand and consider the issues that matter most to our stockholders. During 2013, the Company conducted pro-active investor outreach programs, including attending 11 investor conferences as well as other meetings with the investment community and meeting one-on-one or in small groups with more than 300 investors. Additionally, the Company periodically engages investors to discuss specific matters of importance to stockholders. We value our dialogue with our stockholders and believe our annual outreach efforts, which are in addition to the other communication channels available to our stockholders, help ensure our corporate governance practices continue to evolve and reflect the insights and perspectives of our many stakeholders.

After considering feedback received from investors in 2013, the Board amended the Company's bylaws to adopt a majority vote standard for uncontested director elections.

## Sustainability

We seek to provide work environments, products, services and solutions that make productive and efficient use of natural resources and reduce unnecessary impacts on the environment and the communities where we work and live. Our sustainability practices are focused on ways to maximize the life cycle benefits of our products while minimizing the economic, social and environmental costs of ownership. To this end, we are building engines that are more fuel efficient and have lower emissions, collaborating with customers to increase jobsite efficiency and growing our remanufacturing business, which keeps nonrenewable resources in circulation for multiple lifecycles. In addition, our operational goals include a focus on energy conservation and resources, greenhouse gas emissions reductions, water management and by-product materials management. Our annual Sustainability Report highlights our progress towards these goals and our ongoing commitment to sustainability. To learn more about the Company's sustainability efforts, please view our Sustainability Report by visiting reports.caterpillar.com.

# Political Contributions

We currently disclose on our website www.caterpillar.com/contributions a description of our oversight process for political contributions and an itemized list of corporate and employee PAC contributions to federal and state political candidates.

# Talent Management and Succession Planning

The Board is actively engaged and involved in talent management. This includes a detailed review of the Company's global leadership and succession plans with a focus on key positions at the senior officer level.

In addition, the committees of the Board regularly discuss the talent pipeline for specific critical roles. High potential leaders are given exposure and visibility to Board members through formal presentations and informal events. More broadly, the Committees of the Board are regularly updated on key talent indicators for the overall workforce, including diversity, recruiting and development programs.

# Related Party Transactions

Caterpillar's Board has adopted a written process governing the approval of transactions that are expected to exceed $120,000 in any calendar year and that involve both the Company and any director, executive officer or their immediate family members. Under the process, all such transactions must be approved in advance by the PPGC.

Prior to entering into such a transaction, the director or officer must submit the details of the proposed transaction to the Company's chief legal officer, including whether the related person or his or her immediate family member has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of an entity involved in the transaction). The chief legal officer will then submit the matter to the PPGC for its consideration.

Based on information provided by the directors, the executive officers, and the chief legal officer, the PPGC determined that there are no related party transactions required to be disclosed in this proxy statement.

# Audit Fees and Approval Process

### Pre-Approval Process

The Audit Committee pre-approves all audit and non-audit services to be performed by the auditors. It has policies and procedures in place designed to ensure that the Company complies with the requirements for pre-approval set forth in the Sarbanes-Oxley Act and the SEC rules regarding auditor independence. These policies and procedures provide a mechanism whereby management can request and secure pre-approval of audit and non-audit services in an orderly manner with minimal disruption to normal business operations. The policies and procedures are detailed as to the particular service and do not delegate the Audit Committee's responsibility to management. These policies and procedures address any service provided by the auditors and any audit or audit-related services to be provided by any other audit service provider. The pre-approval process includes an annual and interim component.

### Annual Pre-Approval Process

Annually, not later than the Audit Committee meeting held in February of each year, management and the auditors jointly submit a service matrix of the types of audit and non-audit services that management may wish to have the auditors perform for the year. The service matrix categorizes the types of services by audit, audit-related, tax and all other services. Management and the auditors jointly submit an annual pre-approval limits request. The request lists aggregate pre-approval limits by service category. The request also lists known or anticipated services and associated fees. The Audit Committee approves or rejects the pre-approval limits and each of the listed services on the service matrix.

### *Interim Pre-Approval Process*

During the course of the year, the Audit Committee chairman has the authority to pre-approve requests for services that were not approved in the annual pre-approval process. However, all services, regardless of fee amounts, are subject to restrictions on the services allowable under the Sarbanes-Oxley Act and SEC rules regarding auditor independence. In addition, all fees are subject to ongoing monitoring by the Audit Committee.

### *Independent Registered Public Accounting Firm Fee Information*

Fees for professional services provided by our auditors included the following (in millions):

|  | 2013 | 2012 |
|---|---|---|
| **Audit Fees**[1] | $ 32.4 | $ 31.9 |
| **Audit-Related Fees**[2] | 1.2 | 2.8 |
| **Tax Compliance Fees**[3] | 0.9 | 1.7 |
| **Tax Planning and Consulting Fees**[4] | 0.3 | 1.5 |
| **All Other Fees**[5] | 0.2 | 0.2 |
| **TOTAL** | **$ 35.0** | **$ 38.1** |

[1] "Audit Fees" principally includes audit and review of financial statements (including internal control over financial reporting), statutory and subsidiary audits, SEC registration statements, comfort letters and consents.

[2] "Audit-Related Fees" principally includes agreed upon procedures for securitizations, attestation services requested by management, accounting consultations, pre- or post- implementation reviews of processes or systems, financial due diligence and audits of employee benefit plan financial statements. Total fees paid directly by the benefit plans, and not by the Company, were $0.7 in 2013 and 2012 and are not included in the amounts shown above.

[3] "Tax Compliance Fees" includes, among other things, statutory tax return preparation and review and advice on the impact of changes in local tax laws.

[4] "Tax Planning and Consulting Fees" includes, among other things, tax planning and advice and assistance with respect to transfer pricing issues.

[5] "All Other Fees" principally includes subscriptions to knowledge tools, attendance at training classes/seminars and other advisory services.

# Audit Committee Report

The Audit Committee is comprised entirely of independent directors (as defined for members of an audit committee in SEC rules and the NYSE listing standards) and operates under a written charter adopted by the Board, a copy of which is available on our website at www.caterpillar.com/governance. Management is responsible for the Company's internal controls and the financial reporting process. The auditors are responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board (PCAOB). The Audit Committee is responsible for monitoring these processes. In this regard, the Audit Committee meets periodically with management, the internal auditors and external auditors. The Audit Committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities and the authority to retain outside counsel, experts and other advisors as it determines appropriate to assist it in conducting any investigations. The Audit Committee is responsible for selecting and, if appropriate, replacing the current auditors, PricewaterhouseCoopers LLP.

The Audit Committee has discussed with the Company's auditors the overall scope and execution of the independent audit and has reviewed and discussed the audited financial statements with management. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. Discussions about the Company's audited financial statements included the auditors' judgments about the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with the auditors other matters required by PCAOB auditing standards. Management, the internal auditors and the auditors also made presentations to the Audit Committee throughout the year on specific topics of interest, including the Company's: (i) enterprise risk assessment process; (ii) information technology systems and controls; (iii) income tax strategy and risks; (iv) derivatives policy and usage; (v) benefit plan fund management; (vi) 2013 integrated audit plan; (vii) updates on completion of the audit plan; (viii) critical accounting policies; (ix) assessment of the impact of new accounting guidance; (x) compliance with the internal controls required under Section 404 of the Sarbanes-Oxley Act; (xi) ethics and compliance program; (xii) risk management initiatives and controls for various acquisitions and business units; (xiii) strategy and management of the implementation of new systems; (xiv) cyber security and (xv) intellectual property.

The auditors provided to the Audit Committee the written communications required by applicable standards of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee discussed the auditors' independence with management and the auditors. The Audit Committee concluded that the auditors' independence had not been impaired.

Based on: (i) the Audit Committee's discussions with management and the auditors; (ii) the Audit Committee's review of the representations of management; and (iii) the report of the auditors to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013.

***By the members of the***
***Audit Committee consisting of:***

*William A. Osborn (Chairman)*

*Daniel M. Dickinson* *Peter A. Magowan* *Dennis A. Muilenburg*

# EXECUTIVE COMPENSATION INFORMATION

## Compensation Discussion and Analysis (CD&A)

### *Executive Summary*

Business Performance



Caterpillar Performance — 2012 vs. 2013
Sales & Revenues (in billions)
$65.9
$55.7
Profit per share (in dollars)
$8.48
$5.75
M&PS Operating Cash Flow (in billions)
$4.2
$9.0
M&PS Debt-to-Capital Ratio (in percent)
37.4%
29.7%
2012
2013

As illustrated above, our sales and revenues in 2013 were $55.656 billion, a decrease of 16 percent from $65.875 billion in 2012. The decline in sales and revenues was primarily driven by a decrease in sales of new machines for mining. Profit was $3.789 billion, a decrease of 33 percent from $5.681 billion in 2012. This resulted in Profit Per Share-diluted (PPS) of $5.75 in 2013, which was down 32 percent from $8.48 in 2012. Despite this challenging environment, the Company reported record Machinery and Power Systems (M&PS) operating cash flow of $9.0 billion in 2013, and our M&PS debt-to-capital ratio was 29.7 percent down from 37.4 percent at year-end 2012. Strong cash flow enabled us to repurchase $2.0 billion of Caterpillar common stock in 2013 and increase the quarterly dividend by 15 percent in June 2013, from $0.52 to $0.60 per share.

Compensation Philosophy and Objectives

The objective of the Company's executive compensation program is to attract, retain and motivate talented executive officers who will improve the Company's performance and provide strategic leadership. Additionally, the Compensation and Human Resources Committee of the Board of Directors (the Compensation Committee or Committee) designs compensation programs to align the actions of our Named Executive Officers (NEOs) with the long-term interests of our stockholders based on two fundamental concepts: **Pay for Performance** and **Pay at Risk**.

*Pay for Performance:*



- As shown in the chart above, in line with Caterpillar's pay for performance philosophy, Total Direct Compensation for the CEO decreased by 32 percent from $17,392,496 in 2012 to $11,807,865 in 2013.

- CEO Non-Equity Incentive Plan Compensation in 2013, which reflects cash payments made under the Executive Short-Term Incentive Plan (ESTIP) and Long-Term Cash Performance Plan (LTCPP), decreased by 56 percent from $5,049,988 in 2012 to $2,241,766 in 2013.

- The grant date fair market value of stock options awarded to the CEO was $7,966,091 in 2013, compared with $10,780,000 in 2012, a reduction of 26 percent.

- On December 31, 2013, the closing price of Caterpillar's common stock as reported on the New York Stock Exchange (NYSE) was below the option exercise price for the stock options granted to the CEO in each of 2011 and 2012, which are due to vest in 2014 and 2015 respectively.

- As shown in the "2013 Summary Compensation Table" on page 28, total compensation for the CEO decreased by 33 percent from $22,374,744 in 2012 to $14,989,569 in 2013.

*Pay at Risk:*

As illustrated below, for NEOs in position throughout 2013, on average over 80 percent of compensation was variable or "at risk" and tied to Caterpillar's performance:



The Company's executive compensation design includes four principles that drive our **Pay for Performance** and **Pay at Risk** philosophy:

1. **Base salary is targeted to be the lowest percentage of total direct compensation.** Our NEOs have responsibility for overall Company performance so a significant amount of their compensation should be contingent on performance. To achieve this objective, base salary is targeted to be the lowest percentage of their compensation, compared with incentive pay and equity.

2. **Short-term incentive compensation is based on performance.** Short-term incentive compensation awarded under the ESTIP is based on the achievement of annual performance goals at the corporate and business unit levels. This drives accountability and rewards exceptional results. Payouts are subject to a threshold performance "trigger" and are not guaranteed.

3. **Long-term incentive compensation is based on Company performance.** We expect our executives to focus on the Company's continued success. LTCPP awards are tied to the Company's performance over a longer period of time. Executives have a higher ratio of long-term to short-term incentive compensation. Payouts are subject to a threshold performance "trigger" and are not guaranteed.

4. **Equity is a significant percentage of compensation.** Profitable growth is an important priority for the Company and our stockholders. To align the actions of our executives with the expectations of our stockholders and long-term Company performance, equity represents a significant percentage of their compensation.

Compensation Practices and Policies

The Committee engages in an ongoing review of the Company's executive compensation programs to ensure they support the compensation philosophy and objectives. In connection with this ongoing review, the Committee continues to implement and maintain what the Committee believes to be best practices for executive compensation. These best practices include the following, each of which reinforces our compensation philosophy:

- **Stock ownership requirements** — Caterpillar stock ownership requirements for NEOs, discussed on page 23, are a minimum of 50 percent of the average number of shares or units granted to the NEO during the last five years, which as of year-end 2013, equated to over six times base salary for our CEO. Each of our NEOs has exceeded the company's stock ownership requirements.
- **Benchmark process** — The Committee reviews the external marketplace in order to set market-based pay levels and considers market practices when making compensation decisions.
- **Independent compensation consultant** — The Committee retains an independent compensation consultant.
- **No individual change in control agreements** — The Company does not have any individual change in control agreements with its NEOs. Under the Company's short-term and long-term incentive plans, a termination of employment, in addition to a change in control, is required to trigger benefits.
- **Compensation recoupment policy** — The Company may seek the reimbursement of bonus and incentive compensation or cancel unvested or deferred awards based on the misconduct of an executive officer that causes the Company to restate all or a portion of its financial statements.
- **Prohibition on hedging, pledging and related transactions** — The Company prohibits NEOs, directors and employees from engaging in transactions involving Company securities that hedge or offset any decreases in the market value of such securities, including put or call options, pledges, any other form of hedging transactions, margin purchases of Company stock or short sales.
- **No tax gross-ups** — The Company does not pay tax gross-ups for payments relating to a change in control or with respect to perquisites, with the exception of certain international relocation benefits.
- **Equity grant policies** — The Company does not backdate, re-price or grant equity awards retroactively. The grant date for annual equity awards is the first Monday in March and the first business day in May for the Chairman's Awards.

Say-on-Pay Consideration

In June 2013, the Company held a stockholder advisory vote on the compensation of our NEOs (Say-on-Pay). Our stockholders overwhelmingly approved the compensation of our NEOs, with over 95 percent of stockholder votes cast in favor of our Say-on-Pay resolution. The Compensation Committee reviewed these voting results and considered other factors in evaluating the Company's executive compensation programs as discussed in this Compensation Discussion and Analysis, including the Committee's assessment of the alignment of our compensation programs with the long-term interests of our stockholders and the relationship between our risk management policies and the incentive compensation we provide to our NEOs. In addition, the Committee considered executive compensation practices at other companies in our peer group (discussed below) to benchmark the types and amount of compensation the Company provides. After considering all of these factors, the Committee reaffirmed the elements of our executive compensation programs and the Company's Pay for Performance and Pay at Risk philosophy and did not make any changes to our executive compensation programs in response to the Say-on-Pay vote.

## *Overview of Compensation Practices*

The Compensation & Human Resources Committee

The Compensation Committee is responsible for the executive compensation program design and decision-making process for NEO compensation. The Committee regularly reviews executive compensation practices, including the methodologies for setting NEO total compensation, the goals of the program and the underlying compensation philosophy. The Committee also considers the recommendations and market data provided by its independent compensation consultant and makes decisions, as it deems appropriate, on executive compensation based on its assessment of performance and achievement of Company, business unit and individual goals. The Committee also exercises its judgment as to what is in the best interest of the Company and its stockholders. The responsibilities of the Compensation Committee are described more fully in its charter, which is available at www.caterpillar.com/governance.

## Named Executive Officers

The Company's NEOs for 2013 were:

| Executive | Title in 2013 |
|---|---|
| Douglas R. Oberhelman | Chairman and Chief Executive Officer (CEO) |
| Bradley M. Halverson | Group President, Corporate Services and Chief Financial Officer (CFO) |
| Stuart L. Levenick | Group President, Customer & Dealer Support |
| Edward J. Rapp | Group President, Construction Industries |
| D. James Umpleby III | Group President, Energy & Power Systems |
| Gerard R. Vittecoq | Group President, Lean Manufacturing (retired May 31, 2013) |
| Steven H. Wunning | Group President, Resource Industries |

## Independent Compensation Consultant

The Compensation Committee retained Meridian Compensation Partners, LLC (Meridian) as its independent compensation consultant. Meridian provides executive and director compensation consulting services to the Committee, including advice regarding the design and implementation of such compensation programs, market information, regulatory updates and analyses and trends on executive base salary, short-term incentives, long-term incentives, benefits and perquisites. Interactions between Meridian and management are generally limited to discussions on behalf of the Committee or as required to compile information at the Committee's direction. During 2013, Meridian did not provide any other services to the Company. Based on these factors, its own evaluation of Meridian's independence pursuant to the requirements approved and adopted by the SEC & NYSE, and information provided by Meridian, the Committee has determined that the work performed by Meridian does not raise any conflicts of interest.

## Benchmarking

The Compensation Committee assesses the market competitiveness of our executive compensation program based on peer group data. The Compensation Committee relies on Meridian to compile and analyze peer group compensation data for the purposes of this assessment. In 2012, as part of its ongoing review of the Company's executive compensation program, the Compensation Committee instructed Meridian to re-evaluate the Company's peer group. Based on this review, Meridian recommended a revised peer group for 2013 compensation decisions based on the following criteria:

- Total revenue and market capitalization of the peer company relative to Caterpillar

- Global presence with a significant portion of non-U.S. revenue

- Relevance of the peer company's industry, including consideration of direct industry and talent competitors

Accordingly, for 2013 compensation decisions, the Compensation Committee revised the Company's peer group to align with key financial metrics of the Company and reflect a greater focus on companies in the industrial and manufacturing sectors.

In revising the peer group, the Committee approved the following deletions from the Company's peer group: Altria Group Inc., American Express Company, The Dow Chemical Company, International Business Machines Corporation, Johnson & Johnson, Lockheed Martin Corporation, PACCAR Inc., PepsiCo Inc., Pfizer Inc., Siemens Aktiengesellschaft, United Parcel Service Inc., Valero Energy Corporation and Weyerhaeuser Company and the following additions to the Company's peer group: Cisco Systems, Inc., The Coca-Cola Company, E.I. du Pont de Nemours and Company, Emerson Electric Co., Fluor Corporation, Halliburton Company, Illinois Tool Works Inc., Intel Corporation, Parker-Hannifin Corporation and Raytheon Company.

The revised peer group used for 2013 compensation decisions is shown below:

| 2013 Peer Group | | |
|---|---|---|
| • 3M Company<br><br>• Alcoa Inc.<br><br>• Archer-Daniels-Midland Company<br><br>• The Boeing Company<br><br>• Cisco Systems, Inc.*<br><br>• The Coca-Cola Company*<br><br>• Cummins Inc.<br><br>• Deere & Company<br><br>• Dell Inc. | • E.I. du Pont de Nemours and Company*<br><br>• Emerson Electric Co.*<br><br>• FedEx Corporation<br><br>• Fluor Corporation*<br><br>• Ford Motor Company<br><br>• General Dynamics Corporation<br><br>• General Electric Company<br><br>• Halliburton Company* | • Honeywell International Inc.<br><br>• Illinois Tool Works Inc.*<br><br>• Intel Corporation*<br><br>• Johnson Controls, Inc.<br><br>• Parker-Hannifin Corporation*<br><br>• The Procter & Gamble Company<br><br>• Raytheon Company*<br><br>• United Technologies Corporation |
| *Indicates a new peer group member | | |

To account for differences in the size of our peer group companies, market data provided by Meridian is statistically adjusted (regressed) allowing for a comparison of our compensation levels to similarly sized companies.

### Components of Caterpillar's 2013 Compensation Program

| | Component | Description | Pay for Performance/Pay at Risk |
|---|---|---|---|
| **Annual Cash Compensation** | **Base Salary** | Competitive pay to attract and retain talented executives. | Base salary is targeted to be the smallest percentage of NEO compensation which reinforces our Pay at Risk philosophy. Increases are generally market and performance-driven. |
| | **ESTIP** | Annual incentive plan designed to provide NEOs with an opportunity to earn an annual cash incentive based on Company and business unit financial performance as well as the achievement of strategic business unit goals. | Variable component of pay intended to motivate and reward achievement of annual objectives. Goals are focused on shorter-term critical issues that are indicative of improved year-over-year performance. Payouts are not guaranteed, and no payouts are made if performance thresholds are not achieved. |
| **Long-Term Incentive Compensation** | **Equity Awards** | Non-qualified stock options that expire ten years after the grant and become exercisable three years from the grant date. | Stock options reward increasing stockholder value. Equity awards further align the interests of our NEOs with those of our stockholders. |
| | **LTCPP** | Three-year performance program with cash payouts based on achieving strategic objectives. Payout amounts are targeted as a percentage of base salary, with a threshold, target and maximum level payout based on performance. | LTCPP is tied to longer-term Company performance and aligns executive actions with stockholder expectations. Payouts are not guaranteed, and no payouts are made if performance thresholds are not achieved. |
| **Other Benefits** | **Health and Welfare Benefit Plans, Perquisites** | Executives are eligible to participate in health and welfare benefit plans generally available to other employees in the countries in which they are located and receive a limited number of perquisites commonly provided in the marketplace. | These programs provide competitive benefits that help attract and retain executive talent. |

## *Annual Cash Compensation*

Base Salary

Base salary is the only fixed component of our executive officers' total cash compensation. The Committee targets the base salary midpoint at the size-adjusted median level of the peer group, with the minimum base salary at 80 percent of the midpoint and the maximum base salary at 120 percent of the midpoint. An executive officer's base salary within that range is related to the individual's level of responsibility and performance. Merit increases are based on the achievement of individual and Company objectives, contribution to Caterpillar's performance and leadership accomplishments.

Following a review of compensation data with respect to the 2013 peer group, no changes were made to the CEO or group president base salary ranges in 2013.

*2013 Salary Adjustments*

Mr. Halverson and Mr. Umpleby were promoted to the position of group president effective January 1, 2013. At the time, each of their salaries was increased to $661,872, which was the minimum of the group president salary range.

In 2013, the annualized base salaries of the CEO and other NEOs were not adjusted, except for Mr. Levenick and Mr. Vittecoq. The Committee approved these adjustments in view of Company and individual performance in 2012.

| **Executive** | **2012 Salary** (Annualized) | **2013 Salary** (Annualized) |
|---|---|---|
| **Stuart L. Levenick** | $ 881,508 | $ 925,584 |
| **Gerard R. Vittecoq*** | $1,195,938 | $1,253,589 |

*Mr. Vittecoq's salary was paid in Swiss Francs and was converted to U.S. dollars based on the exchange rate in effect on December 31, 2013.

Executive Short-Term Incentive Compensation — ESTIP

The ESTIP is designed to provide NEOs with an opportunity to earn an annual cash incentive based on Company and business unit financial performance as well as the achievement of strategic business unit goals. The objective of ESTIP is to provide executives with the opportunity to earn cash compensation tied to the short-term performance of the Company and their business units and reward NEOs for achieving corporate and business unit objectives.

The 2013 ESTIP design provided that a bonus pool would only be funded if the Company achieved a minimum Profit Per Share (PPS) performance "trigger" of $3.50. The Committee established a target incentive opportunity for each NEO, with the actual award payable based on achieving performance measures as well as other factors considered relevant by the Committee. The 2013 ESTIP design enabled the Committee to retain negative discretion to establish bonuses at levels the Committee deemed appropriate to reflect the performance of the Company, each NEO and other factors the Committee considered relevant, while preserving the ability to deduct the bonuses to the extent permitted under Section 162(m) of the Internal Revenue Code.

Under the 2013 ESTIP, the Committee established threshold, target and maximum performance levels for the Company Performance Measure and each Business Unit Performance Measure based on recommendations from management, Meridian and a review of historical and forecasted results. If the threshold performance levels were not achieved, there would be no payout under the 2013 ESTIP. The results of each performance measure are expressed as a payout factor based on the percentage of the target performance level. For the 2013 ESTIP performance levels:

- greater than threshold but less than target results in a payout factor range of 30 percent to 99.99 percent of the executive's target opportunity
- performance at or greater than target results in a payout range of 100 percent up to a maximum of 200 percent of the executive's target opportunity

*ESTIP Formula*

$$\left(\textbf{Target Incentive as a Percent of Base Salary} \times \textbf{Base Salary}\right) \times \left(\textbf{Business Unit Performance Measure(s) (if applicable)} \times \textbf{Weight of Measure(s)} + \textbf{Company Performance Measure (if applicable)} \times \textbf{Weight of Measure}\right)$$

**Target Incentive as a Percent of Base Salary:** The Committee set the target incentive, expressed as a percentage of base salary for NEOs, based on the target annual bonus opportunities for similar positions in our peer group after considering the total annual cash compensation for comparable positions. Based on the peer group review for 2013, the Committee approved a target incentive for the CEO at 175 percent of base salary, an increase from 150 percent of base salary in 2012. For group presidents, the target incentive remained at 100 percent of base salary, which was unchanged from 2012.

**Company Performance Measure:** The Committee established corporate Operating Profit After Capital Charge (OPACC) as the Company Performance Measure for NEOs in 2013. OPACC is designed to measure how productively and efficiently the Company's assets are being utilized by examining the relationship between the value of the Company's assets and the operating profit that those assets generate. An increase in OPACC means that the Company's management is utilizing assets more efficiently to generate stockholder value, which the Committee views as key to Caterpillar's long-term success. Under the 2013 ESTIP, OPACC is calculated as Machinery & Power Systems (M&PS) operating profit excluding short-term incentive compensation expense, less the capital charge. In calculating OPACC, the capital charge equals average monthly M&PS net accountable assets multiplied by a pre-tax capital charge rate of 17 percent, which the Committee believed to be a challenging rate. OPACC metrics may reflect a negative number even as the Company operates profitably. For 2013, the Committee set the OPACC target performance level at $2.079 billion.

For the CEO, the Committee determined that Mr. Oberhelman's ESTIP should be based entirely on the Company Performance Measure of Corporate OPACC. Mr. Vittecoq's ESTIP was also based entirely on Corporate OPACC given his responsibility for a corporate-wide manufacturing efficiency project. He retired from the Company on May 31, 2013.

For the other NEOs, the Committee made the following determinations in weighting the Company Performance Measure:

| Executive | Weight | Committee Determinations |
|---|---|---|
| **Bradley M. Halverson** | 80% | Mr. Halverson was primarily responsible for corporate level financial and corporate services resulting in a higher weighting of the corporate measure. |
| **Stuart L. Levenick** | 25% | Mr. Levenick was primarily responsible for customer and dealer support business units resulting in a higher weighting on business unit measures. |
| **Edward J. Rapp** | 25% | Mr. Rapp was primarily responsible for construction industries business units resulting in a higher weighting on business unit measures. |
| **D. James Umpleby III** | 25% | Mr. Umpleby was primarily responsible for energy and power systems business units resulting in a higher weighting on business unit measures. |
| **Steven H. Wunning** | N/A | To align Mr. Wunning's ESTIP directly with the resource industries business units, the Committee approved that his ESTIP measures would be based entirely on business unit measures. |

*Company Performance Measure Results*

The Company's 2013 OPACC of negative $158 million exceeded the threshold performance level, resulting in a Company Performance Measure payout factor of 43.21 percent. Mr. Oberhelman's payout was based 100 percent on the Company Performance Measure resulting in an ESTIP award of $1,209,886 which represented a 43 percent reduction from his 2012 ESTIP award. Mr. Vittecoq's payout was also based 100 percent on the Company Performance Measure resulting in a pro-rated ESTIP award of $217,949.

**Business Unit Performance Measures:** For 2013, group presidents were held accountable for a related set of end-to-end businesses they manage. Based on the corporate strategic goals of achieving Superior Financial Results and being the Global Leader in the markets it serves, the CEO recommended specific Business Unit Performance Measures to the Committee for each group president. At its February 2013 meeting, the Committee considered the recommendations and approved the measures described below to incentivize the group presidents to drive the Company's strategic goals throughout the organization.

The Committee set targets for these measures at or above the business plan that were designed to be reasonably achievable with strong management performance. Maximum performance levels were designed to be difficult to achieve in light of historical performance and the Company's business forecast at the time the measures were approved. The Business Unit

Performance Measures were also weighted according to the Company's business priorities and the responsibilities of each group president.

*Description of Business Unit Performance Measures*

| Business Unit Performance Measure | Corporate Strategy | Description |
|---|---|---|
| Operating Profit After Capital Charge (OPACC) | Superior Financial Results | The Committee approved OPACC as a measure for group presidents to incent each group to achieve the Company's strategic goal of increasing OPACC throughout the organization. |
| | | **Construction Industries OPACC:** Based on the Construction Industries reportable segment. |
| | | **Customer & Dealer Support OPACC:** Based on the 'All Other' operating segment, specifically limited to those businesses providing component manufacturing, remanufacturing and logistics services. |
| | | **Power Systems OPACC:** Based on the Power Systems reportable segment. |
| | | **Resource Industries OPACC:** Based on the Resource Industries reportable segment. |
| Percent of Industry Sales (PINS) | Global Leader | The Committee approved PINS as a performance measure to focus on the Company's strategic goal of being the global leader. PINS is used to measure improvements in the Company's competitive position in the markets it serves by comparing dealer sales (including deliveries to dealer rental operations) of equipment to industry sales. Certain products and geographic areas are excluded from this measure due to availability of accurate data or recent acquisitions. Products were given different weights based on NEO responsibilities and relationship to the corporate strategy. |
| Customer & Dealer Support Group Enterprise Parts (Orders) Sales | Global Leader | The Committee approved this measure because increasing Caterpillar branded parts sales is an important aspect of the corporate strategy. This measure represents the percentage of Caterpillar branded parts (orders) sales at actual price levels compared to target. |
| Cat Branded Parts (Orders) Sales vs. Total Cat Branded Parts Opportunity (POPS-C) | Global Leader | The Committee approved this measure because increasing Caterpillar branded parts sales is an important aspect of the corporate strategy. POPS-C is defined as Caterpillar branded parts sales achieved divided by the total parts sales opportunity on the population of Caterpillar products (M&PS) in the field. |
| Financial Products Division Return on Equity (ROE) | Superior Financial Results | The Committee approved this measure to drive accountability and performance for Caterpillar's Financial Products reportable segment. For ESTIP, ROE is calculated by dividing the full year profit (after tax) by the average of the monthly accountable equity balances, excluding the impact of interest costs and equity changes associated with differences in planned vs. actual dividends. Dividends are payments of retained earnings from Caterpillar Financial Services Corporation, the Company's wholly owned finance subsidiary, to Caterpillar. |

*Business Unit Performance Measure Results*

**Bradley M. Halverson:** Mr. Halverson's Business Unit Performance Measure was Financial Products Division ROE with a target of 13.26 percent, weighted 20 percent. Financial Products Division ROE for 2013 of 16.1451 percent exceeded the maximum level, and resulted in a payout factor of 200 percent. Mr. Halverson's combined weighted average payout factor based on Corporate and Business Unit Performance Measures was 74.57 percent, resulting in an ESTIP award of $493,545.

**Stuart L. Levenick:** Mr. Levenick's Business Unit Performance Measures included Customer & Dealer Support OPACC with a target of $405 million, weighted 25 percent. Customer & Dealer Support OPACC of $645 million for 2013 exceeded the maximum performance level. PINS measures for Building Construction Products (BCP), Earthmoving, Excavation and Mining Divisions, Customer & Dealer Support Group Enterprise Parts (Orders) Sales and POPS-C were the other Business Unit Performance Measures. The results of his Business Unit Performance Measures resulted in a payout factor of 102.97 percent. Mr. Levenick's combined weighted average payout factor based on Corporate and Business Unit Performance Measures was 88.03 percent, resulting in an ESTIP award of $805,225.

**Edward J. Rapp:** Mr. Rapp's Business Unit Performance Measures included Construction Industries OPACC with a target of $399 million, weighted 50 percent. Construction Industries OPACC of negative $108 million for 2013 exceeded the threshold level. PINS measures for the Earthmoving Division, Excavation Division and BCP business unit were the other Business Unit Performance Measures. The results of his Business Unit Performance Measures resulted in a payout factor of 62.71 percent. Mr. Rapp's combined weighted average payout factor based on Corporate and Business Unit Performance Measures was 57.84 percent, resulting in an ESTIP award of $489,880.

**D. James Umpleby III:** Mr. Umpleby's Business Unit Performance Measure was Power Systems OPACC with a target of $1.968 billion, weighted 75 percent. Power Systems OPACC of $2.097 billion for 2013 exceeded the target level and resulted in a payout factor of 118.67 percent. Mr. Umpleby's combined weighted average payout factor based on Corporate and Business Unit Performance Measures was 99.80 percent, resulting in an ESTIP award of $660,574.

**Steven H. Wunning:** Mr. Wunning's Business Unit Performance Measures included Resource Industries OPACC with a target of $1.939 billion, weighted 90 percent. Resource Industries OPACC of negative $361 million for 2013 was below the threshold level. A PINS measure for the Mining Division was the other Business Unit Performance Measure. Mr. Wunning's combined weighted average payout factor based on his Business Unit Performance Measures was 4.0 percent, resulting in an ESTIP award of $35,926.

In determining the ESTIP awards for each of the NEOs, the Committee also considered performance relative to the achievement of Company and individual objectives, as discussed below under "2013 Performance Considerations." Based on this analysis, the Committee approved the following additional amounts payable under the ESTIP: $45,000 to Mr. Halverson; $40,500 to Mr. Levenick; $45,000 to Mr. Rapp; $95,000 to Mr. Umpleby and $40,500 to Mr. Wunning.

## *Long-Term Incentive Compensation*

Consistent with market practice, the Committee has adopted a portfolio approach to long-term executive compensation, where multiple long-term incentive compensation vehicles are used in combination. The Committee reviews this approach annually, and maintained this structure for 2013. Caterpillar's 2013 long-term incentive plan provides for equity grants and cash performance awards. Providing a portion of long-term incentives in the form of cash also allows the Committee to manage the share run rate and preserve the available pool of shares authorized for issuance under the 2006 Long-Term Incentive Plan (LTIP).

### Annual Equity Awards

For 2013, the Committee approved market-based equity awards for our NEOs based on benchmarking against our peer group. The dollar value target was determined by calculating the median long-term incentive compensation amount based on our peer group and subtracting the present value of the target LTCPP opportunity. The Committee made these awards in the form of stock options to reinforce its compensation philosophy of linking executive officer actions to long-term Company performance and stockholder appreciation.

At the February 2013 meeting, after discussion and review of the CEO's recommendations in view of company and individual performance in 2012, the Committee approved positive adjustments to the awards for some NEOs in the range of 10 to 20 percent. No adjustment was made to the market-based award for the CEO.

### Chairman's Restricted Stock Award Program

Pursuant to the Chairman's Restricted Stock Award Program (Chairman's Award), the Committee may also approve discretionary awards of time-vested Restricted Stock Units (RSUs) to NEOs, other than the CEO, as a way to recognize increased responsibilities or significant accomplishments that may not be reflected in the performance objectives under ESTIP or LTCPP. Grant recommendations submitted by the Chairman are reviewed and then approved, adjusted or rejected by the Committee. RSUs awarded under this program are subject to a five-year vesting schedule with one-third vesting on the third, fourth and fifth anniversaries of the grant date, and are limited to no more than 15,000 RSUs to any one employee in a calendar year. For 2013, no RSUs were awarded to NEOs under the Chairman's Award Program.

*2013 Equity Awards*

| Executive | Equity Award (Stock Options) | |
| --- | --- | --- |
| | Value[1] | # |
| **Douglas R. Oberhelman** | $7,966,091 | 281,090 |
| **Bradley M. Halverson** | $2,266,520 | 79,976 |
| **Stuart L. Levenick** | $2,557,997 | 90,261 |
| **Edward J. Rapp** | $2,266,520 | 79,976 |
| **D. James Umpleby III** | $2,266,520 | 79,976 |
| **Gerard R. Vittecoq** | $2,703,721 | 95,403 |
| **Steven H. Wunning** | $2,266,520 | 79,976 |

[1]Grant date fair market value determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation (FASB ASC Topic 718).

*Stock Ownership Requirements*

The Committee establishes stock ownership requirements for all NEOs receiving equity compensation. NEOs are required to own shares or share equivalents of Caterpillar stock equal to a minimum of 50 percent of the average number of shares or units granted to the NEO during the last five years. NEOs' vested unexercised awards are not considered in determining whether these requirements are met. Failure to meet these requirements results in automatic grant reductions equal to the percentage shortfall in meeting the ownership requirement. Exceptions in the case of compelling circumstances must be approved by the Committee. Currently, all NEOs exceed the stock ownership requirements.

A review of stock ownership requirements for NEOs was conducted with the assistance of Meridian during 2013, resulting in the following changes starting with the 2015 equity grants:

- To align with the common practice of companies in our peer group, stock ownership requirements will be calculated as a multiple of base salary for NEOs.

- Based on benchmarking against our peer group, the ownership requirement for the CEO will be set at six times base salary, and the ownership requirement for other NEOs will be set at three times base salary.

- Failure to meet these requirements will result in an executive being unable to sell shares until the requirement is met.

- The CEO will be required to meet the stock ownership requirement until one-year post-retirement, with other NEOs required to meet the requirement until six months post-retirement.

Long-Term Cash Performance Plan (LTCPP)

As part of its portfolio approach, the Committee approves cash awards under the LTCPP, which are tied to long-term Company performance over a three-year performance cycle. Each year, the Committee establishes a target opportunity for NEOs. The Committee also specifies two performance measures for the cycle and approves payout factors based on performance at the threshold, target and maximum levels. The LTCPP is different from the ESTIP because each measure within LTCPP triggers independently, but the threshold performance level must be met in order to receive a payout for that particular measure. Although increasingly larger payments are awarded when the target and maximum performance levels are achieved, the LTCPP payout amount can vary greatly from one year to the next based on achievement of goals during the prior three-year period. The LTCPP target for 2013, expressed as a percentage of base salary was 170 percent for the CEO and 110 percent for the group presidents, which remained unchanged from the LTCPP targets established in 2012.

The Committee has the discretion to reduce individual LTCPP awards, but individual NEO increases are not permitted. No adjustments were made to the 2013 LTCPP payouts to the NEOs. In addition, individual payouts are capped at $5.0 million.

**2011-2013 LTCPP Cycle:** At its February 2011 meeting, the Committee established relative Total Shareholder Return (TSR), measured against the S&P 500 and M&PS Return on Assets (ROA) as the performance measures for the 2011-2013 cycle. The results for the ROA measure excluded the impact of the Bucyrus acquisition. Payouts were based on a range, expressed as a percentage of an NEO's target opportunity. For performance at the threshold level up to target, the payout range was 30 percent to 99.99 percent of target; for target to maximum performance, the payout range was 100 percent to 200 percent of target; and for maximum and greater performance, the payout was 200 percent of target.

The following chart summarizes the 2011-2013 cycle, including the performance-based results:

| Performance Measure | Weight | Performance Levels | | | Results | Payout Factor | Weighted Factor |
|---|---|---|---|---|---|---|---|
| | | Threshold | Target | Max. | | | |
| ROA | 50% | 6% | 12% | 16% | 10.2% | 79.30% | 39.65% |
| Relative TSR (Measured against S&P 500) | 50% | 40th percentile | 60th percentile | 90th percentile | Below 40th percentile | 0% | |

The following performance-based payouts resulted from the 2011-2013 LTCPP:

| Executive | Performance-Based Payout (2011-2013 LTCPP) |
|---|---|
| Douglas R. Oberhelman | $1,031,880 |
| Bradley M. Halverson | $ 208,467 |
| Stuart L. Levenick | $ 374,355 |
| Edward J. Rapp | $ 348,787 |
| D. James Umpleby III | $ 208,467 |
| Gerard R. Vittecoq | $ 402,840 |
| Steven H. Wunning | $ 376,007 |

**2012-2014 & 2013-2015 LTCPP Cycles:** The 2012-2014 LTCPP cycle approved by the Committee at its February 2012 meeting and the 2013-2015 LTCPP cycle approved by the Committee at its February 2013 meeting, also include ROA and TSR measured against companies within the S&P 500, each weighted 50 percent. The Committee approved the same range of payouts as the 2011-2013 LTCPP cycle and established performance levels to focus management on improved performance. The target level was designed to be reasonably achievable with strong management performance, while the maximum level was designed to be difficult to achieve.

Following a comprehensive review of the LTIP completed at the request of the Committee, with the assistance of Meridian, management recommended to the Committee that the 2014-2016 long-term cash cycle performance measures be (i) Profit Per Share (PPS), weighted 75 percent and (ii) TSR measured against the companies within the S&P Industrials, weighted 25 percent. At the February 2014 Compensation Committee meeting, the Committee approved these changes to further focus NEOs and other plan participants on profitability, linked to the Company's enterprise strategy. The Committee approved a higher weighting for the PPS measure to reward participants under the plan based on the successful execution of this strategy. The Committee approved the change to measure TSR against companies within the S&P Industrials to further align the measurement of Caterpillar's performance with comparable companies. Additionally, the Committee approved a change to set the target opportunity for NEOs for the 2014-2016 cycle as a dollar amount, rather than as a percentage of base salary. The dollar amount target opportunity was determined based on benchmarking against the Company's peer group with the present value set at approximately one-third of the market-based long-term incentive for NEOs in 2014, increasing the portion of the long-term incentive awards tied to this performance-based plan.

## *2013 Performance Considerations*

Chairman and CEO Performance Considerations

The Board, excluding the CEO, all of whom are independent directors, conducts the CEO's performance evaluation which is based on objective and subjective criteria including:

- Caterpillar's financial performance.
- The accomplishment of Caterpillar's long-term strategic objectives.
- The achievement of individual goals set at the beginning of each year.
- The development of Caterpillar's top management team.

Prior to the Board's evaluation of the CEO's performance and its approval of his compensation, the Committee evaluates CEO compensation using the benchmarking information discussed above and also conducts an initial performance review.

The Committee makes a preliminary compensation recommendation to the Board based on this initial evaluation and performance review. In February 2014, the Board reviewed the Committee's assessment of Mr. Oberhelman's performance and approved his annual incentive compensation. In making these determinations, the Board noted that the most critical results for Mr. Oberhelman's 2013 performance were:

- Sales and revenues and earnings targets established at the beginning of 2013 were not met.

- The Company's management of fixed and variable costs was deemed to be excellent.

- M&PS operating cash flows were a record $9 billion.

- Inventories were dramatically reduced; however, inventory turnover goals were not met.

- The balance sheet further improved, supporting a 15 percent increase in the quarterly dividend and the repurchase of $2 billion of Caterpillar common stock in 2013.

- The market share of Caterpillar branded machines increased; however, POPS-C was below internal plans.

- Safety and quality metrics generally exceeded targets.

- Continued progress was made in hybrid technology, fuel efficiency, autonomy and technology enabled solutions.

- The diversity and development of the extended leadership team was expanded.

- The Company continues to be a leading voice on public policy issues.

- A focused study on improving the effectiveness of the Company's dealership network and distribution methods was viewed as well-handled and the Company's relationship with its dealers is considered strong.

Other NEO Performance Considerations

The CEO presents a performance evaluation and recommends compensation adjustments to the Committee based on objective and subjective criteria for each NEO. In February 2014, the CEO met with the Committee to share his evaluations of the other NEOs and discuss performance-based compensation adjustments. The Committee approved the other NEOs' annual incentive compensation and proposed adjustments based on 2013 performance and the benchmarking information discussed above. In making these determinations, the Committee considered the most critical results for each of the NEOs in 2013 with respect to their business units, which included many of the factors described in the CEOs evaluation above, as well as financial performance measures such as accountable profit, OPACC, operating cash flow, return on equity and return on sales; and non-financial measures including PINS, POPS-C, as delivered quality and reliability and safety results; in addition to the successful launch of NPI programs, cost management, inventory reduction and diversity and inclusion initiatives.

## *Post-Termination and Change in Control Benefits*

Except for customary provisions in employee benefit plans and as required by applicable law, the NEOs do not have any pre-existing executive severance packages or contracts, however; the Committee will consider the particular facts and circumstances of an NEO's separation to determine whether payment of any severance or other benefit to such NEO is appropriate. As required under Swiss law, Mr. Vittecoq had an employment contract, which provided for certain post-termination benefits. Change in control benefits are provided under our long-term and short-term plans and represent customary provisions for these types of plans and have no direct correlation with other compensation decisions. These change in control provisions generally provide accelerated vesting and maximum payout under the incentive plans, but are subject to a "double trigger," whereby both a change in control and involuntary termination of employment without cause are needed to trigger such provisions. There is no cash severance or other benefits for termination related to change in control beyond what is provided for under LTIP and ESTIP. Additional information is disclosed in the "Potential Payments Upon Termination or Change in Control" section on page 34 of this proxy statement.

In the event of a qualifying termination of employment following a change in control, maximum payouts are provided for amounts payable under the LTIP and ESTIP.

- LTIP allows for the maximum performance level to be paid under each open plan cycle of the LTCPP.

- All unvested stock options, stock appreciation rights, restricted stock and restricted stock units vest immediately.

- Options and stock appreciation rights remain exercisable over the normal life of the grant.

- ESTIP allows for the maximum award opportunity, prorated based on the individual's time of employment from the beginning of the performance period through the later of: (1) the change in control or (2) termination of employment, subject to a maximum of $4.0 million in any single year.

In connection with Mr. Vittecoq's retirement, the Committee approved the accelerated vesting of Mr. Vittecoq's 2013 equity grant and approximately 3,000 shares of restricted stock units, representing all of the outstanding awards previously granted to Mr. Vittecoq pursuant to the Chairman's Award Program. In providing this approval, the Committee considered Mr. Vittecoq's years of service with the Company, including his leadership, and focus on improving product quality and a culture of safety by driving the integration of the Caterpillar Production System around the world. In addition, the Committee awarded him a one-time payment of 3,328,822 Swiss Francs, which translated into approximately $3,739,241 as of December 31, 2013. Mr. Vittecoq was on the Swiss payroll, which does not have a supplemental pension plan. As a result, this payment was intended to place Mr. Vittecoq in the same position that he would have occupied had he, like the other NEOs, had the opportunity to participate in the Company's supplemental pension plan.

### Retirement and Other Benefits

The defined contribution and defined benefit retirement plans available to the NEOs (excluding Mr. Vittecoq) are also available to many U.S. Caterpillar management and salaried employees. Under the defined benefit pension plans, the benefit is calculated based on years of service and final average monthly earnings. All of the NEOs, excluding Mr. Vittecoq, participate in the U.S. retirement plans described in the table below, except that Mr. Umpleby participates in Solar Turbines Incorporated sponsored defined benefit pension plans, which are similar to the pension plans described below. Mr. Vittecoq participated in Caprevi, Prevoyance Caterpillar (Swiss retirement plan) and the Swiss Employees' Investment Plan (Swiss retention plan), which are available to all other Swiss management-level employees.

| Plan Type | Title | Description |
|---|---|---|
| **Pension** | Retirement Income Plan (RIP) | Defined benefit pension plan under which benefit amounts are not offset for any Social Security benefits. RIP was closed to new entrants, effective January 1, 2011. All U.S. based NEOs participate in this plan and, subject to the Company's right to amend or terminate the plan, continue to earn benefits under RIP until the earlier of separation or December 31, 2019. |
| | Supplemental Retirement Plan (SERP) | Non-qualified defined benefit pension plan that works in tandem with RIP. SERP provides additional pension benefits if the NEO's benefit is limited due to the compensation and annual benefit limits imposed on RIP by the tax code. SERP also pays a benefit that would otherwise have been paid under RIP but for (1) the NEO's deferral of compensation under SDCP, SEIP or DEIP and (2) exclusions of lump sum discretionary awards and variable base pay from RIP earnings. As with RIP, SERP was closed to new entrants effective January 1, 2011. Subject to the Company's right to amend or terminate the plan, all U.S. based NEOs continue to earn SERP benefits until the earlier of separation or December 31, 2019. |
| **Savings** | Caterpillar 401(k) Savings Plan | All U.S.-based NEOs are eligible to participate in the Caterpillar 401(k) Savings Plan under which the Company matches 50 percent of the first six percent of pay contributed to the savings plan. |
| | Supplemental Deferred Compensation Plan (SDCP) | All U.S.-based NEOs are eligible to participate in SDCP, which provides the opportunity to make deferrals of base salary in excess of the limits imposed on the 401(k) Savings Plan by the Internal Revenue Code and to elect deferrals of ESTIP and LTCPP awards. Under the terms of SDCP, supplemental base pay deferrals earn matching contributions at a rate of three percent of the deferred amount, supplemental ESTIP deferrals earn matching contributions at a rate of 50 percent of the first six percent of ESTIP deferrals and excess base pay deferrals are matched 50 percent. |
| | Supplemental (SEIP) and Deferred (DEIP) Employees' Investment Plan | All U.S.-based NEOs were previously eligible to participate in SEIP and DEIP. These plans were frozen in March 2007. Compensation deferred into SEIP and DEIP prior to January 1, 2005, remains in SEIP and DEIP. |

### Perquisites

The Company provides NEOs a limited number of perquisites that the Committee believes are reasonable and consistent with the overall compensation program and those commonly provided in the marketplace. The Committee annually reviews the levels of perquisites provided to the NEOs which include home security systems, parking and limited personal use of the Company aircraft and ground transportation. These perquisites are provided to attract and retain talented executive officers, for security purposes and to allow the NEOs to devote additional time to Caterpillar business. Costs associated with these perquisites are included in the "2013 All Other Compensation Table" on page 29.

### Tax Implications: Deductibility of NEO Compensation

Under Section 162(m) of the Internal Revenue Code, generally NEO compensation over $1.0 million for any year is not deductible for United States income tax purposes. However, performance-based compensation is exempt from the deduction limit if certain requirements are met. One of the goals of the Committee is to structure compensation to take advantage of this exemption under Section 162(m) to the extent practicable. However, the Committee may elect to provide compensation outside those requirements when necessary to achieve its compensation objectives. Substantially all 2013 NEO compensation is intended to qualify as performance-based compensation under Section 162(m) or otherwise not exceed $1.0 million, except RSUs granted under the Chairman's Award program, if any, and the CEO's base salary.

### Compensation Recoupment Policy

Under the Company's compensation recoupment policy, the Board will require reimbursement of any bonus or incentive compensation awarded to an officer or cancel unvested restricted or deferred stock awards previously granted to the officer if all of the following apply:

- The amount of the bonus, incentive compensation or stock award was calculated based on the achievement of certain financial results that were subsequently the subject of a restatement.

- The officer engaged in intentional misconduct that caused or partially caused the need for the restatement.

- The amount of the bonus, incentive compensation or stock award that would have been awarded to the officer had the financial results been properly reported would have been lower than the amount actually awarded.

## Compensation and Human Resources Committee Report

The Compensation and Human Resources Committee has reviewed and discussed the CD&A included in this proxy statement with management and is satisfied that the CD&A fairly and completely represents the philosophy, intent and actions of the Committee with regard to executive compensation. Based on such review and discussion, we recommend to the Board that the CD&A be included in this proxy statement and the Company's Annual Report on Form 10-K for filing with the SEC.

*By the members of the Compensation and*
*Human Resources Committee consisting of:*

*Miles D. White (Chairman)*

*David L. Calhoun*                                        *Jesse J. Greene, Jr.*

# Executive Compensation Tables

## 2013 Summary Compensation Table

| Name and Principal Position | Year | Salary | Bonus | Stock Awards | Option Awards[1] | Non-Equity Incentive Plan Compensation[2] | Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] | All Other Compensation[4] | Total |
|---|---|---|---|---|---|---|---|---|---|
| Douglas R. Oberhelman Chairman & CEO | 2013 | $1,600,008 | $ — | $ — | $ 7,966,091 | $2,241,766 | $2,964,405 | $ 217,299 | $14,989,569 |
| | 2012 | $1,562,508 | $ — | $ — | $10,780,000 | $5,049,988 | $4,636,668 | $ 345,580 | $22,374,744 |
| | 2011 | $1,429,506 | $ — | $ — | $ 8,309,208 | $4,934,935 | $2,080,873 | $ 147,501 | $16,902,023 |
| Bradley M. Halverson[8] Group President & CFO | 2013 | $ 661,872 | $ — | $ — | $ 2,266,520 | $ 747,012 | $ 348,392 | $ 46,107 | $ 4,069,903 |
| Stuart L. Levenick Group President | 2013 | $ 914,565 | $ — | $ — | $ 2,557,997 | $1,220,080 | $ 452,798 | $ 118,909 | $ 5,264,349 |
| | 2012 | $ 865,182 | $ — | $128,275 | $ 2,290,221 | $1,849,220 | $1,418,318 | $ 122,305 | $ 6,673,521 |
| | 2011 | $ 794,652 | $100,000 | $ 57,585 | $ 2,065,254 | $2,088,945 | $ 956,381 | $ 122,743 | $ 6,185,560 |
| Edward J. Rapp Group President | 2013 | $ 847,008 | $ — | $ — | $ 2,266,520 | $ 883,667 | $1,129,584 | $ 296,280 | $ 5,423,059 |
| | 2012 | $ 827,757 | $ — | $256,550 | $ 2,372,188 | $1,961,748 | $1,396,792 | $ 103,173 | $ 6,918,208 |
| | 2011 | $ 723,504 | $186,211 | $115,170 | $ 2,065,254 | $1,880,108 | $ 789,978 | $ 90,713 | $ 5,850,938 |
| D. James Umpleby III[8] Group President | 2013 | $ 661,872 | $ — | $ — | $ 2,266,520 | $ 964,041 | $4,181,546 | $ 52,857 | $ 8,126,836 |
| Gerard R. Vittecoq[5, 6, 7] Group President | 2013 | $ 509,026 | $ — | $258,060 | $ 4,622,275 | $ 620,789 | $ 119,268 | $3,780,527 | $ 9,909,945 |
| | 2012 | $1,145,790 | $ — | $256,550 | $ 2,372,188 | $3,111,768 | $ 391,297 | $ 68,423 | $ 7,346,016 |
| | 2011 | $1,035,476 | $226,549 | $ 57,585 | $ 2,065,254 | $3,067,049 | $1,388,869 | $ 66,928 | $ 7,907,710 |
| Steven H. Wunning Group President | 2013 | $ 898,128 | $ — | $ — | $ 2,266,520 | $ 452,433 | $ 733,741 | $ 132,831 | $ 4,483,653 |
| | 2012 | $ 881,496 | $ — | $256,550 | $ 2,372,188 | $2,120,882 | $1,546,564 | $ 166,564 | $ 7,344,244 |
| | 2011 | $ 806,199 | $170,000 | $ 86,378 | $ 2,159,283 | $2,264,944 | $ 695,886 | $ 107,833 | $ 6,290,523 |

[1] The amounts reported in this column represent stock options granted under the LTIP that are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions made in the calculation of these amounts are included in Note 2 "Stock based compensation" to the Company's consolidated financial statements for the fiscal year ended December 31, 2013, included in the Company's Form 10-K filed with the SEC on February 18, 2014.

[2] The amounts in this column reflect cash payments made to NEOs under the 2013 ESTIP in 2014 with respect to 2013 performance and under the LTCPP with respect to performance over a three year performance cycle from 2011 through 2013 as follows: Mr. Oberhelman $1,209,886/ESTIP and $1,031,880/LTCPP; Mr. Halverson $538,545/ESTIP and $208,467/LTCPP; Mr. Levenick $845,725/ESTIP and $374,355/LTCPP; Mr. Rapp $534,880/ESTIP and $348,787/LTCPP; Mr. Umpleby $755,574/ESTIP and $208,467/LTCPP; Mr. Vittecoq $217,949/ESTIP and $402,840/LTCPP; and Mr. Wunning $76,426/ESTIP and $376,007/LTCPP. All amounts reported for Mr. Vittecoq were paid in Swiss Francs and have been converted to U.S. dollars as disclosed in footnote 5 below.

[3] Because NEOs do not receive "preferred" or "above market" earnings on compensation deferred into SDCP, SEIP and/or DEIP, the amount shown represents only the change between the actuarial present value of each officer's total accumulated pension benefit between December 31, 2012 and December 31, 2013. The amount assumes the pension benefit is payable at each NEO's earliest unreduced retirement age based upon the officer's current pensionable earnings. The change in Mr. Umpleby's Pension Value of $4,181,546 was primarily due to Mr. Umpleby not being eligible for a benefit under the provisions of the non-qualified Solar Managerial Retirement Objective Plan as of December 31, 2012.

Mr. Umpleby's December 31, 2012 benefit was calculated as a deferred vested pension benefit from the qualified Solar Retirement Plan only. In 2013, Mr. Umpleby reached eligibility for an early retirement pension benefit in the Solar Retirement Plan and also became eligible for a benefit under the Solar Managerial Retirement Objective Plan. The change in pension benefit value was magnified by the comparison between his Solar Retirement Plan benefit only at December 31, 2012, and his Solar Retirement Plan benefit combined with his newly-eligible Solar Managerial Retirement Objective Plan benefit at December 31, 2013.

[4] All Other Compensation for 2013 consists of the following items detailed in a separate table appearing on page 29: Matching contributions to the Company's 401(k) plan, matching contributions to SDCP/EIP, personal corporate aircraft usage, home security, post termination benefits paid to Mr. Vittecoq and ISE Allowances.

[5] All amounts reported for Mr. Vittecoq were paid in Swiss Francs and have been converted to U.S. dollars using the exchange rate in effect on December 31, 2013 (1 Swiss Franc = 1.12329 U.S. Dollars).

[6] Mr. Vittecoq retired effective June 1, 2013.

[7] Amounts in the Stock Awards column of $258,060 and Option Awards column of $1,918,554 represent the incremental fair value associated with the modification of Mr. Vittecoq's outstanding RSUs under the Chairman's Award Program, and 2013 stock option grants in connection with the accelerated vesting at retirement for both the RSUs and stock options awards, and does not reflect new equity grants to Mr. Vittecoq. Mr. Vittecoq was granted $2,703,721 of stock options in March of 2013.

[8] Mr. Halverson and Mr. Umpleby became NEOs in 2013 so historical information for 2012 and 2011 is not presented.

| | | 2013 All Other Compensation Table | | | | | |
|---|---|---|---|---|---|---|---|
| Name | Year | Matching Contributions 401(k) | Matching Contributions SDCP/EIP | Corporate Aircraft/ Transportation[2] | Home Security[3] | Other[4] | Total All Other Compensation |
| Douglas R. Oberhelman | 2013 | $7,900 | $104,315 | $ 96,594 | $ 4,926 | $ 3,564 | $ 217,299 |
| | 2012 | $7,760 | $136,797 | $105,006 | $94,397 | $ 1,620 | $ 345,580 |
| | 2011 | $6,840 | $ 48,980 | $ 69,307 | $20,754 | $ 1,620 | $ 147,501 |
| Bradley M. Halverson | 2013 | $7,938 | $ 25,810 | $ 192 | $10,925 | $ 1,242 | $ 46,107 |
| Stuart L. Levenick | 2013 | $7,981 | $ 40,749 | $ 59,842 | $ 6,773 | $ 3,564 | $ 118,909 |
| | 2012 | $7,169 | $ 55,038 | $ 56,323 | $ 2,155 | $ 1,620 | $ 122,305 |
| | 2011 | $7,350 | $ 43,315 | $ 69,430 | $ 1,028 | $ 1,620 | $ 122,743 |
| Edward J. Rapp | 2013 | $7,750 | $ 45,767 | $ 17,430 | $13,805 | $ 211,528 | $ 296,280 |
| | 2012 | $7,953 | $ 51,847 | $ 41,648 | $ 825 | $ 900 | $ 103,173 |
| | 2011 | $6,797 | $ 35,816 | $ 46,375 | $ 825 | $ 900 | $ 90,713 |
| D. James Umpleby III | 2013 | $7,650 | $ 26,116 | $ 14,614 | $ 2,155 | $ 2,322 | $ 52,857 |
| Gerard R. Vittecoq | 2013 | $ N/A[1] | $ 22,505 | $ 18,781 | $ — | $3,739,241 | $3,780,527 |
| | 2012 | $ N/A[1] | $ 54,998 | $ 13,425 | $ — | $ — | $ 68,423 |
| | 2011 | $ N/A[1] | $ 49,703 | $ 17,225 | $ — | $ — | $ 66,928 |
| Steven H. Wunning | 2013 | $8,913 | $ 48,003 | $ 72,351 | $ — | $ 3,564 | $ 132,831 |
| | 2012 | $7,149 | $ 60,674 | $ 96,221 | $ — | $ 2,520 | $ 166,564 |
| | 2011 | $6,438 | $ 43,661 | $ 56,114 | $ — | $ 1,620 | $ 107,833 |

[1] Mr. Vittecoq participated in a non-U.S. Employee Investment Plan and retired from the Company effective June 1, 2013.

[2] Several of our NEOs serve as board members for other corporations at the request of the Company, and the personal usage noted above primarily consists of NEO flights to attend these outside board meetings. Under the rules of the SEC, use of aircraft for this purpose is deemed to be personal, even though Caterpillar considers these flights beneficial to the Company and for a business purpose. CEO approval is required for all personal use. The value of personal aircraft usage reported above is based on Caterpillar's incremental cost per flight hour, including the weighted average variable operating cost of fuel, oil, aircraft maintenance, landing and parking fees, related ground transportation, catering and other smaller variable costs. Occasionally, a spouse or other guest may accompany the NEO, and if the Company aircraft is already scheduled for business purposes and can accommodate additional passengers, no additional variable operating cost is incurred. Mr. Oberhelman and the Company have a time-sharing lease agreement, pursuant to which certain costs associated with those flights are reimbursed by Mr. Oberhelman to the Company in accordance with the agreement.

[3] Amounts reported for home security represent the cost provided by an outside security provider for hardware and monitoring service. The incremental cost associated with the home security services is determined based upon the amounts paid to the outside service provider.

[4] The amount shown includes the premium cost of Company provided basic life insurance under a Group Variable Universal Life policy. The coverage amount is two times base salary, capped at $500,000. The premium cost is as follows: Mr. Oberhelman $3,564; Mr. Halverson $1,242; Mr. Levenick $3,564; Mr. Rapp $2,322; Mr. Umpleby $2,322; and Mr. Wunning $3,564. Mr. Vittecoq is not covered under a Company sponsored life insurance product.

Mr. Vittecoq received a post separation cash lump sum payment of $3,739,241. As more fully described on page 35, this payment was intended to place Mr. Vittecoq in the same position as if he had the opportunity to participate in the Company's supplemental pension plan.

Mr. Rapp is currently on an International Service Assignment (ISE) based in Singapore. The amount shown includes $209,206 of foreign service allowances typically paid by the Company on behalf of ISEs, including allowances paid to Mr. Rapp for moving expenses, mobility premium, home leave, and foreign and U.S. taxes. Company paid U.S. tax of $18,122 was included in this amount. These allowances are intended to ensure that our ISEs are in the same approximate financial position as they would have been if they lived in the U.S. during the time of their international service.

## Grants of Plan-Based Awards in 2013

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | All Other Stock Awards: Number of Shares of Stock or Units | All Other Option Awards: Number of Securities Underlying Options[4] | Exercise or Base Price of Option Awards ($/share) | Grant Date Fair Value of Stock and Option Awards ($)[5] |
|---|---|---|---|---|---|---|---|---|
| | | Threshold | Target | Maximum | | | | |
| Douglas R. Oberhelman | LTCPP[2] | $816,004 | $2,720,014 | $5,000,000 | — | — | $ — | $ — |
| | ESTIP[3] | $840,004 | $2,800,014 | $4,000,000 | — | — | $ — | $ — |
| | 03/04/2013 | $ — | $ — | $ — | — | 281,090 | $89.75 | $7,966,091 |
| Bradley M. Halverson | LTCPP[2] | $218,418 | $ 728,059 | $1,456,118 | — | — | $ — | $ — |
| | ESTIP[3] | $198,562 | $ 661,872 | $1,323,744 | — | — | $ — | $ — |
| | 03/04/2013 | $ — | $ — | $ — | — | 79,976 | $89.75 | $2,266,520 |
| Stuart L. Levenick | LTCPP[2] | $304,231 | $1,014,102 | $2,028,204 | — | — | $ — | $ — |
| | ESTIP[3] | $274,370 | $ 914,565 | $1,829,130 | — | — | $ — | $ — |
| | 03/04/2013 | $ — | $ — | $ — | — | 90,261 | $89.75 | $2,557,997 |
| Edward J. Rapp | LTCPP[2] | $279,513 | $ 931,709 | $1,863,418 | — | — | $ — | $ — |
| | ESTIP[3] | $254,102 | $ 847,008 | $1,694,016 | — | — | $ — | $ — |
| | 03/04/2013 | $ — | $ — | $ — | — | 79,976 | $89.75 | $2,266,520 |
| D. James Umpleby III | LTCPP[2] | $218,418 | $ 728,059 | $1,456,118 | — | — | $ — | $ — |
| | ESTIP[3] | $198,562 | $ 661,872 | $1,323,744 | — | — | $ — | $ — |
| | 03/04/2013 | $ — | $ — | $ — | — | 79,976 | $89.75 | $2,266,520 |
| Gerard R. Vittecoq | LTCPP[2] | $412,100 | $1,373,667 | $2,747,333 | — | — | $ — | $ — |
| | ESTIP[3] | $371,754 | $1,239,179 | $2,478,359 | — | — | $ — | $ — |
| | 03/04/2013 | $ — | $ — | $ — | — | 95,403 | $89.75 | $2,703,721 |
| | [6] | $ — | $ — | $ — | 3,000 | — | $ — | $ 258,060 |
| | [7] | $ — | $ — | $ — | — | 95,403 | $89.75 | $1,918,554 |
| Steven H. Wunning | LTCPP[2] | $296,382 | $ 987,941 | $1,975,882 | — | — | $ — | $ — |
| | ESTIP[3] | $269,438 | $ 898,128 | $1,796,256 | — | — | $ — | $ — |
| | 03/04/2013 | $ — | $ — | $ — | — | 79,976 | $89.75 | $2,266,520 |

[1] The amounts reported in this column represent estimated potential awards under the LTCPP and 2013 ESTIP.

[2] The LTCPP estimates are based upon a predetermined percentage of an executive's base salary throughout the three-year performance cycle, and actual payouts will be determined based on Caterpillar's achievement of specified performance levels (total shareholder return and return on assets) over the three-year performance cycle. The threshold amount is earned if at least 30 percent of the targeted performance level is achieved. The target amount is earned if at least 100 percent of the targeted performance level is achieved. The maximum award is earned if at least 200 percent or greater of the targeted performance level is achieved. Base salary levels for 2013 were used to calculate the estimated dollar value of future payments for the 2013 to 2015 performance cycle that would not otherwise be payable until 2016, after the close of the cycle. The amount reported for Mr. Vittecoq represents his full award opportunity granted to him at the beginning of 2013. In connection with Mr. Vittecoq's 2013 retirement, Mr. Vittecoq will receive a prorated payout for the 2013 to 2015 performance cycle for the time he was an active employee during the performance cycle.

[3] The 2013 ESTIP estimates are based upon the executive's base salary for 2013. The actual payout was based on the achievement of a corporate Operating Profit After Capital Charge (OPACC) performance metric for the CEO and Mr. Vittecoq, and a combination of a corporate OPACC performance metric and/or specific business unit performance measures for each other NEO. Please refer to page 21 of the CD&A for a detailed explanation of the various business unit metrics. Prior to any ESTIP payout, a performance trigger of $3.50 profit per share must be achieved for all NEOs. For the 2013 ESTIP, the threshold amount was earned if at least 30 percent of the targeted performance level was achieved. The target amount was earned if at least 100 percent of the targeted performance level was achieved. The maximum award was earned if at least 200 percent or greater of the targeted performance level was achieved, with a plan cap set at $4.0 million. The cash payouts for the 2013 plan year are included in the column "Non-Equity Incentive Plan Compensation" of the "2013 Summary Compensation Table." In connection with Mr. Vittecoq's 2013 retirement, Mr. Vittecoq received a prorated payout for the 2013 ESTIP for the time he was an active employee during the performance period.

[4] Amounts reported represent stock options granted under the LTIP. The exercise price for all stock options granted to the NEOs is the closing price of Caterpillar stock on the grant date ($89.75). All stock options granted to the NEOs will vest three years from the grant date. The actual realizable value of the options will depend on the fair market value of Caterpillar stock at the time of exercise.

[5] The amounts shown do not reflect realized compensation by the NEO. The amounts shown represent the value of the stock option awards granted to the NEOs based upon the grant date fair market value of the award as determined in accordance with FASB ASC Topic 718.

[6] This amount represents the number of RSUs that were impacted by the modification of outstanding RSUs under the Chairman's Award Program in connection with Mr. Vittecoq's retirement, and does not reflect a new equity grant. The vesting terms were modified to reflect accelerated vesting upon retirement of 3,000 RSUs awarded to Mr. Vittecoq under the Chairman's Award Program.

[7] This amount represents the number of stock options that were impacted by the modification of outstanding stock options in connection with Mr. Vittecoq's retirement, and does not reflect a new equity grant. The vesting terms were modified to reflect accelerated vesting upon retirement of 95,403 stock options awarded to Mr. Vittecoq in March of 2013.

| Outstanding Equity Awards at 2013 Fiscal Year-End | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | Option Awards | | | | Stock Awards | |
| | | | Number of Securities Underlying Unexercised SARs/Options | | | | | |
| Name | Grant Date | Vesting Date | Exercisable | Unexercisable | SAR/Option Exercise Price | SAR/Option Expiration Date[1] | Number of Shares or Units of Stock That Have Not Vested[2] | Market Value of Shares or Units of Stock That Have Not Vested[3] |
| Douglas R. Oberhelman | 06/08/2004 | 12/31/2004 | 140,000 | — | $ 38.6275 | 06/08/2014 | — | $ — |
| | 02/18/2005 | 02/18/2005 | 140,000 | — | $ 45.6425 | 02/18/2015 | — | $ — |
| | 02/17/2006 | 02/17/2009 | 110,000 | — | $ 72.0500 | 02/17/2016 | — | $ — |
| | 03/02/2007 | 03/02/2010 | 125,884 | — | $ 63.0400 | 03/02/2017 | — | $ — |
| | 03/03/2008 | 03/03/2011 | 115,484 | — | $ 73.2000 | 03/03/2018 | — | $ — |
| | 03/02/2009 | 03/02/2012 | 166,252 | — | $ 22.1700 | 03/02/2019 | — | $ — |
| | 03/01/2010 | 03/01/2013 | 272,282 | — | $ 57.8500 | 03/01/2020 | — | $ — |
| | 03/07/2011 | 03/07/2014 | — | 226,224 | $102.1300 | 03/07/2021 | — | $ — |
| | 03/05/2012 | 03/05/2015 | — | 275,000 | $110.0900 | 03/05/2022 | — | $ — |
| | 03/04/2013 | 03/04/2016 | — | 281,090 | $ 89.7500 | 03/04/2023 | — | $ — |
| Bradley M. Halverson | 02/18/2005 | 02/18/2005 | 11,000 | — | $ 45.6425 | 02/18/2015 | — | $ — |
| | 02/17/2006 | 02/17/2009 | 17,000 | — | $ 72.0500 | 02/17/2016 | — | $ — |
| | 03/02/2007 | 03/02/2010 | 9,935 | — | $ 63.0400 | 03/02/2017 | — | $ — |
| | 03/03/2008 | 03/03/2011 | 9,306 | — | $ 73.2000 | 03/03/2018 | — | $ — |
| | 03/02/2009 | 03/02/2012 | 14,092 | — | $ 22.1700 | 03/02/2019 | — | $ — |
| | 03/01/2010 | 03/01/2013 | 9,449 | — | $ 57.8500 | 03/01/2020 | — | $ — |
| | 03/07/2011 | 03/07/2014 | — | 22,696 | $102.1300 | 03/07/2021 | — | $ — |
| | 03/05/2012 | 03/05/2015 | — | 21,416 | $110.0900 | 03/05/2022 | — | $ — |
| | 03/04/2013 | 03/04/2016 | — | 79,976 | $ 89.7500 | 03/04/2023 | — | $ — |
| | — | — | — | — | $ — | — | 2,500[4] | $227,025 |
| Stuart L. Levenick | 02/17/2006 | 02/17/2009 | 105,000 | — | $ 72.0500 | 02/17/2016 | — | $ — |
| | 03/02/2007 | 03/02/2010 | 124,396 | — | $ 63.0400 | 03/02/2017 | — | $ — |
| | 03/03/2008 | 03/03/2011 | 115,484 | — | $ 73.2000 | 03/03/2018 | — | $ — |
| | 03/02/2009 | 03/02/2012 | 148,722 | — | $ 22.1700 | 03/02/2019 | — | $ — |
| | 03/01/2010 | 03/01/2013 | 134,851 | — | $ 57.8500 | 03/01/2020 | — | $ — |
| | 03/07/2011 | 03/07/2014 | — | 56,228 | $102.1300 | 03/07/2021 | — | $ — |
| | 03/05/2012 | 03/05/2015 | — | 58,424 | $110.0900 | 03/05/2022 | — | $ — |
| | 03/04/2013 | 03/04/2016 | — | 90,261 | $ 89.7500 | 03/04/2023 | — | $ — |
| | — | — | — | — | $ — | — | 1,750[5] | $158,918 |
| Edward J. Rapp | 06/08/2004 | 12/31/2004 | 60,000 | — | $ 38.6275 | 06/08/2014 | — | $ — |
| | 02/18/2005 | 02/18/2005 | 60,000 | — | $ 45.6425 | 02/18/2015 | — | $ — |
| | 02/17/2006 | 02/17/2009 | 48,000 | — | $ 72.0500 | 02/17/2016 | — | $ — |
| | 03/02/2007 | 03/02/2010 | 47,044 | — | $ 63.0400 | 03/02/2017 | — | $ — |
| | 03/03/2008 | 03/03/2011 | 109,898 | — | $ 73.2000 | 03/03/2018 | — | $ — |
| | 03/02/2009 | 03/02/2012 | 148,722 | — | $ 22.1700 | 03/02/2019 | — | $ — |
| | 03/01/2010 | 03/01/2013 | 145,765 | — | $ 57.8500 | 03/01/2020 | — | $ — |
| | 03/07/2011 | 03/07/2014 | — | 56,228 | $102.1300 | 03/07/2021 | — | $ — |
| | 03/05/2012 | 03/05/2015 | — | 60,515 | $110.0900 | 03/05/2022 | — | $ — |
| | 03/04/2013 | 03/04/2016 | — | 79,976 | $ 89.7500 | 03/04/2023 | — | $ — |
| | — | — | — | — | $ — | — | 4,283[6] | $388,939 |

**(table continued on next page)**

| Outstanding Equity Awards at 2013 Fiscal Year-End (continued) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | Option Awards | | | | Stock Awards | |
| | | | Number of Securities Underlying Unexercised SARs/Options | | SAR/Option Exercise Price | SAR/Option Expiration Date[1] | Number of Shares or Units of Stock That Have Not Vested[2] | Market Value of Shares or Units of Stock That Have Not Vested[3] |
| Name | Grant Date | Vesting Date | Exercisable | Unexercisable | | | | |
| D. James Umpleby III | 06/08/2004 | 12/31/2004 | 10,000 | — | $ 38.6275 | 06/08/2014 | — | $ — |
| | 02/18/2005 | 02/18/2005 | 8,400 | — | $ 45.6425 | 02/18/2015 | — | $ — |
| | 02/17/2006 | 02/17/2009 | 7,150 | — | $ 72.0500 | 02/17/2016 | — | $ — |
| | 03/02/2007 | 03/02/2010 | 3,341 | — | $ 63.0400 | 03/02/2017 | — | $ — |
| | 03/03/2008 | 03/03/2011 | 4,661 | — | $ 73.2000 | 03/03/2018 | — | $ — |
| | 03/02/2009 | 03/02/2012 | 6,619 | — | $ 22.1700 | 03/02/2019 | — | $ — |
| | 03/01/2010 | 03/01/2013 | 6,781 | — | $ 57.8500 | 03/01/2020 | — | $ — |
| | 03/07/2011 | 03/07/2014 | — | 22,696 | $102.1300 | 03/07/2021 | — | $ — |
| | 03/05/2012 | 03/05/2015 | — | 21,416 | $110.0900 | 03/05/2022 | — | $ — |
| | 03/04/2013 | 03/04/2016 | — | 79,976 | $ 89.7500 | 03/04/2023 | — | $ — |
| | — | — | — | — | $ — | — | 2,500[4] | $227,025 |
| Gerard R. Vittecoq | 06/08/2004 | 12/31/2004 | 126,000 | — | $ 38.6275 | 06/08/2014 | — | $ — |
| | 02/18/2005 | 02/18/2005 | 130,000 | — | $ 45.6425 | 02/18/2015 | — | $ — |
| | 02/17/2006 | 02/17/2009 | 95,000 | — | $ 72.0500 | 02/17/2016 | — | $ — |
| | 03/02/2007 | 03/02/2010 | 109,516 | — | $ 63.0400 | 03/02/2017 | — | $ — |
| | 03/03/2008 | 03/03/2011 | 111,294 | — | $ 73.2000 | 03/03/2018 | — | $ — |
| | 03/02/2009 | 03/02/2012 | 156,962 | — | $ 22.1700 | 06/01/2018 | — | $ — |
| | 03/01/2010 | 03/01/2013 | 129,394 | — | $ 57.8500 | 06/01/2018 | — | $ — |
| | 03/07/2011 | 06/01/2013 | 56,228 | — | $102.1300 | 06/01/2018 | — | $ — |
| | 03/05/2012 | 06/01/2013 | 60,515 | — | $110.0900 | 06/01/2018 | — | $ — |
| | 03/04/2013 | 06/01/2013 | 95,403 | — | $ 89.7500 | 06/01/2018 | — | $ — |
| Steven H. Wunning | 02/18/2005 | 02/18/2005 | 130,000 | — | $ 45.6425 | 02/18/2015 | — | $ — |
| | 02/17/2006 | 02/17/2009 | 95,000 | — | $ 72.0500 | 02/17/2016 | — | $ — |
| | 03/02/2007 | 03/02/2010 | 124,694 | — | $ 63.0400 | 03/02/2017 | — | $ — |
| | 03/03/2008 | 03/03/2011 | 111,294 | — | $ 73.2000 | 03/03/2018 | — | $ — |
| | 03/02/2009 | 03/02/2012 | 148,722 | — | $ 22.1700 | 03/02/2019 | — | $ — |
| | 03/01/2010 | 03/01/2013 | 134,851 | — | $ 57.8500 | 03/01/2020 | — | $ — |
| | 03/07/2011 | 03/07/2014 | — | 58,788 | $102.1300 | 03/07/2021 | — | $ — |
| | 03/05/2012 | 03/05/2015 | — | 60,515 | $110.0900 | 03/05/2022 | — | $ — |
| | 03/04/2013 | 03/04/2016 | — | 79,976 | $ 89.7500 | 03/04/2023 | — | $ — |
| | — | — | — | — | $ — | — | 3,250[7] | $295,133 |

[1] Stock options granted in 2011, 2012 and 2013 are exercisable three years after the grant date. Stock Options expire 10 years from the granting date for an active employee.

[2] The amounts shown include the portion of any prior RSU grants that were not vested as of December 31, 2013.

[3] The market value of the non-vested RSUs is calculated using the closing price of Caterpillar common stock on December 31, 2013 ($90.81 per share).

[4] This amount includes 834 RSUs scheduled to vest on May 1, 2015, 833 RSUs scheduled to vest on May 1, 2016, and 833 RSUs scheduled to vest on May 1, 2017.

[5] This amount includes 167 RSUs scheduled to vest on May 1, 2014, 584 RSUs scheduled to vest on May 1, 2015, 583 RSUs scheduled to vest on May 1, 2016, and 416 RSUs scheduled to vest on May 1, 2017.

[6] This amount includes 392 RSUs scheduled to vest on April 1, 2014, 391 RSUs scheduled to vest on April 1, 2015, 334 RSUs scheduled to vest on May 2, 2014, 333 RSUs scheduled to vest on May 2, 2015, 333 RSUs scheduled to vest on May 2, 2016, 834 RSUs scheduled to vest on May 1, 2015, 833 RSUs scheduled to vest on May 1, 2016, and 833 RSUs scheduled to vest on May 1, 2017.

[7] This amount includes 250 RSUs scheduled to vest on May 2, 2014, 250 RSUs scheduled to vest on May 2, 2015, 250 RSUs scheduled to vest on May 2, 2016, 834 RSUs scheduled to vest on May 1, 2015, 833 RSUs scheduled to vest on May 1, 2016, and 833 RSUs scheduled to vest on May 1, 2017.

<table>
<tr><th colspan="5">2013 Option Exercises and Stock Vested</th></tr>
<tr><th></th><th colspan="2">Option Awards[1]</th><th colspan="2">Stock Awards[2]</th></tr>
<tr><th>Name</th><th>Number of Shares Acquired on Exercise</th><th>Value Realized on Exercise</th><th>Number of Shares Acquired on Vesting</th><th>Value Realized on Vesting</th></tr>
<tr><td>Douglas R. Oberhelman</td><td>—</td><td>$ —</td><td>9,271</td><td>$844,078</td></tr>
<tr><td>Bradley M. Halverson</td><td>10,000</td><td>$ 532,539</td><td>458</td><td>$ 41,699</td></tr>
<tr><td>Stuart L. Levenick</td><td>130,000</td><td>$5,052,775</td><td>3,257</td><td>$296,534</td></tr>
<tr><td>Edward J. Rapp</td><td>—</td><td>$ —</td><td>3,815</td><td>$344,619</td></tr>
<tr><td>D. James Umpleby III</td><td>—</td><td>$ —</td><td>490</td><td>$ 44,612</td></tr>
<tr><td>Gerard R. Vittecoq</td><td>—</td><td>$ —</td><td>6,257</td><td>$550,214</td></tr>
<tr><td>Steven H. Wunning</td><td>—</td><td>$ —</td><td>3,257</td><td>$296,534</td></tr>
</table>

[1]Upon exercise, option holders may surrender shares to pay the option exercise price and satisfy income tax withholding requirements. The amounts shown are gross amounts absent netting for shares surrendered.

[2]Upon vesting of the restricted stock, or RSUs, shares are surrendered to satisfy income tax withholding requirements. The amounts shown are gross amounts absent netting for shares surrendered.

<table>
<tr><th colspan="5">2013 Pension Benefits</th></tr>
<tr><th>Name</th><th>Plan Name[1]</th><th>Number of Years of Credited Service[2]</th><th>Present Value of Accumulated Benefit[3]</th><th>Payments During Last Fiscal Year[4]</th></tr>
<tr><td>Douglas R. Oberhelman</td><td>RIP</td><td>35.00</td><td>$ 2,562,617</td><td>$ —</td></tr>
<tr><td></td><td>SERP</td><td>35.00</td><td>$16,454,425</td><td>$ —</td></tr>
<tr><td>Bradley M. Halverson</td><td>RIP</td><td>25.83</td><td>$ 1,035,921</td><td>$ —</td></tr>
<tr><td></td><td>SERP</td><td>25.83</td><td>$ 1,327,466</td><td>$ —</td></tr>
<tr><td>Stuart L. Levenick</td><td>RIP</td><td>35.00</td><td>$ 2,562,617</td><td>$ —</td></tr>
<tr><td></td><td>SERP</td><td>35.00</td><td>$ 8,272,993</td><td>$ —</td></tr>
<tr><td>Edward J. Rapp</td><td>RIP</td><td>34.50</td><td>$ 2,057,889</td><td>$ —</td></tr>
<tr><td></td><td>SERP</td><td>34.50</td><td>$ 5,611,108</td><td>$ —</td></tr>
<tr><td>D. James Umpleby III</td><td>Solar RP</td><td>25.00</td><td>$ 1,299,464</td><td>$ —</td></tr>
<tr><td></td><td>Solar MRO</td><td>25.00</td><td>$ 4,991,912</td><td>$ —</td></tr>
<tr><td>Gerard R. Vittecoq</td><td>Caprevi, Prevoyance</td><td>37.58</td><td>$ 2,642,131</td><td>$13,572,045</td></tr>
<tr><td>Steven H. Wunning</td><td>RIP</td><td>35.00</td><td>$ 2,677,004</td><td>$ —</td></tr>
<tr><td></td><td>SERP</td><td>35.00</td><td>$ 9,073,303</td><td>$ —</td></tr>
</table>

[1]Caterpillar Inc. Retirement Income Plan (RIP) is a noncontributory U.S. qualified defined benefit pension plan and the Supplemental Retirement Plan (SERP) is a U.S. non-qualified pension plan. The total benefit formula across both plans is 1.5 percent for each year of service (capped at 35 years) multiplied by the final average earnings during the highest five of the final ten years of employment. Final average earnings include base salary and short-term incentive compensation, including amounts deferred. The employee's annual retirement income benefit under the qualified plan is restricted by the Internal Revenue Code limitations, and the excess benefits are paid from SERP. SERP is not funded. Mr. Umpleby participates in the Solar Turbines Incorporated Retirement Plan (Solar RP) and the Solar Turbines Incorporated Managerial Retirement Objective Plan (Solar MRO) because he was originally hired by Solar Turbines Incorporated, a wholly owned subsidiary of Caterpillar. The Solar RP is a noncontributory U.S. qualified defined benefit pension plan and the Solar MRO is a U.S. non-qualified pension plan. The total benefit formula for the Solar RP is 60 percent of final average salary prorated for years of service less than 25, minus 65 percent of monthly Social Security benefits. Final average salary is the average base salary for the highest consecutive 36 month period during the 120 month period prior to retirement. The Solar MRO provides a benefit under the same benefit formula and includes base salary and short term incentive pay. The employee's annual retirement income benefit under the Solar RP is restricted by the Internal Revenue Code limitations, and the excess benefits are paid from the Solar MRO. The Solar MRO is not funded. Mr. Vittecoq participates in Caprevi, Prevoyance Caterpillar, a Swiss pension benefit plan. The Swiss plan requires participants to contribute approximately seven percent of pensionable income to the plan. The benefit formula is 1.75 percent for each year of service multiplied by the final average earnings for the highest three years of a participant's career. Final average earnings consist of base salary and short-term incentive pay, reduced by a prescribed percentage to arrive at "salary considered for contribution." The benefit can be received in a 100 percent lump sum payment, 100 percent annuity, or a mix of 25 percent annuity and the remainder as a lump-sum.

[2]Mr. Oberhelman, Mr. Levenick, and Mr. Wunning participate in RIP and SERP, and have more than 35 years of service with the Company. Amounts payable under both RIP and SERP are based upon a maximum of 35 years of service. All RIP participants may receive their benefit immediately following termination of employment, or may defer benefit payments until any time between early retirement age and normal retirement age. SERP and Solar MRO participants receive their benefit six months after their retirement date. Normal retirement age is defined as age 65 with five years of service. For RIP and SERP participants, early retirement is defined as: any age with 30 years of service, age 55 with 15 years of service or age 60 with 10 years of service. If a participant elects early retirement, benefits are reduced by four percent per year, before age 62. Current RIP and SERP participants, Mr. Levenick, Mr. Oberhelman, Mr. Rapp, and Mr. Wunning are eligible for early retirement, with a four percent reduction per year under age 62. Mr. Umpleby who participates in the Solar RP and Solar MRO has more than 25 years of service with the Company and meets the early retirement eligibility requirement of age 55 with at least 10 years of service. Early retirement benefits paid under Solar RP and Solar MRO have a three percent reduction per year under age 62. Mr. Vittecoq retired effective June 1, 2013, and is currently receiving a Swiss pension plan benefit.

[3]The amount in this column represents the actuarial present value for each NEO's accumulated pension benefit on December 31, 2013. For each NEO, it assumes benefits are payable at each NEO's earliest unreduced retirement age based upon current level of pensionable income. The interest rate of 4.73 percent and the RP2000 combined healthy mortality table projected to 2020 using scale AA used in the calculations are based upon the FASB ASC 715 disclosure on December 31, 2013. Mr. Vittecoq's elected to receive 75 percent of his pension benefit in a lump sum payment, and 25 percent of his benefit in the form of an annuity. His accumulated benefit present value is based upon his remaining annuity benefit payable as of December 31, 2013. The BVG 2010 generational mortality table and the Swiss disclosure interest rate of 2.25 percent were used to calculate Mr. Vittecoq's present value benefit.

[4]The amount in this column represents the payments Mr. Vittecoq received during the last fiscal year. As noted in footnote 3, Mr. Vittecoq elected to receive 75 percent of his pension benefit as a lump sum payment, and 25 percent of his benefit in the form of an annuity. The majority of Mr. Vittecoq's pension benefit was received in fiscal year 2013.

| 2013 Nonqualified Deferred Compensation | | | | | |
|---|---|---|---|---|---|
| Name | Plan Name | Executive Contributions in 2013[1] | Registrant Contributions in 2013[2] | Aggregate Earnings in 2013[3] | Aggregate Balance at 12/31/13[4] |
| Douglas R. Oberhelman | SDCP | $208,631 | $104,315 | $ 97,999 | $2,948,807 |
| | SEIP | $ — | $ — | $ 27,751 | $ 866,732 |
| | DEIP | $ — | $ — | $ 65,669 | $1,724,019 |
| Bradley M. Halverson | SDCP | $ 78,827 | $ 25,810 | $ 27,549 | $ 827,894 |
| | SEIP | $ — | $ — | $ 129 | $ 4,029 |
| | DEIP | $ — | $ — | $ 2,442 | $ 76,270 |
| Stuart L. Levenick | SDCP | $ 81,499 | $ 40,749 | $611,603 | $4,349,310 |
| | SEIP | $ — | $ — | $ 8,327 | $ 42,551 |
| | DEIP | $ — | $ — | $896,913 | $4,834,855 |
| Edward J. Rapp | SDCP | $ 91,534 | $ 45,767 | $192,500 | $2,667,481 |
| | SEIP | $ — | $ — | $ 1,969 | $ 61,484 |
| | DEIP | $ — | $ — | $118,781 | $ 834,276 |
| D. James Umpleby III | SDCP | $ 52,233 | $ 26,116 | $187,766 | $1,634,356 |
| | SEIP | $ — | $ — | $ 5,903 | $ 28,541 |
| | DEIP | $ — | $ — | $569,824 | $2,242,110 |
| Gerard R. Vittecoq | EIP | $ 28,131 | $ 22,505 | $143,459 | $4,199,655 |
| Steven H. Wunning | SDCP | $ 96,006 | $ 48,003 | $604,445 | $3,979,509 |
| | SEIP | $ — | $ — | $ 20,169 | $ 568,569 |
| | DEIP | $ — | $ — | $ 59,345 | $1,572,007 |

[1] The Supplemental Deferred Compensation Plan (SDCP) is a non-qualified deferred compensation plan created in March of 2007 with a retroactive effective date of January 1, 2005, which effectively replaced the Supplemental Employees' Investment Plan (SEIP) and Deferred Employees' Investment Plan (DEIP). All future contributions will be made under SDCP.

[2] SDCP allows eligible U.S. employees, including all NEOs (except Mr. Vittecoq), to voluntarily defer a portion of their base salary and ESTIP pay into the plan and receive a Company matching contribution. LTCPP pay may also be deferred, but does not qualify for any Company matching contributions. Mr. Vittecoq is a participant in a non-U.S. Employee Investment Plan that allows him to contribute a portion of his base salary to the plan and receive a Company matching contribution. Amounts deferred by executives in 2013 for base salary, ESTIP pay and/or LTCPP payouts are included in the "2013 Summary Compensation Table." Matching contributions in non-qualified deferred compensation plans made by Caterpillar in 2013 are also included in the "2013 All Other Compensation Table" under the Matching Contributions SDCP column. SDCP participants may elect a lump sum payment, or an installment distribution payable for up to 15 years after separation.

[3] Aggregate earnings comprise interest, dividends, capital gains and appreciation/depreciation of investment results. The investment choices available to the participant mirror those of our 401(k) plan.

[4] Amounts in this column were previously reported in the "Summary Compensation Table" for the years 2011–2013 as follows: Mr. Oberhelman $870,275; Mr. Halverson $104,638; Mr. Levenick $417,308; Mr. Rapp $400,390; Mr. Umpleby $78,349; Mr. Vittecoq $286,213; and Mr. Wunning $457,013.

# Potential Payments Upon Termination or Change in Control

Except for customary provisions in employee compensation plans and as required by law, there are no pre-existing severance or change in control agreements with the NEOs.

The following is a summary of the compensation that would become payable under the existing compensation plans if an NEO's employment had terminated on December 31, 2013 in each of the following scenarios:

- Voluntary Separation, including retirement that does not qualify as Long-Service Separation

- Long-Service Separation (separation after age 55 with 5 or more years of Company service effective with the 2011 equity grant, and age 55 with 10 or more years of service for prior year grants)

- Termination for Cause

- Termination without Cause or for Good Reason within one year following a change in control (Termination following CIC)

| Equity Awards | |
|---|---|
| Voluntary Separation | • Stock Options and SARs: Vested awards must be exercised until the earlier of the expiration date or 60 days from the separation date; unvested awards are forfeited<br><br>• Restricted Stock Units: Forfeited |
| Long-Service Separation | • Stock Options and SARs: Grants outstanding more than six months vest and are exercisable until the earlier of the expiration date or 60 months from the separation date; otherwise awards are forfeited<br><br>• Restricted Stock Units: Accelerated vesting for grants outstanding more than six months; otherwise awards are forfeited. Chairman's RSU Awards not eligible for Long-Service Separation Treatment |
| Termination for Cause | • Stock Options and SARs: Vested and unvested awards are forfeited<br><br>• Restricted Stock Units: Forfeited |
| Termination following CIC | • Stock Options and SARs: Vest and become immediately exercisable for remaining term of the award<br><br>• Restricted Stock Units: Accelerated vesting of outstanding awards |

| ESTIP | |
|---|---|
| Voluntary Separation | • Payment is forfeited |
| Long-Service Separation | • Payment for a pro-rated service period based on actual results |
| Termination for Cause | • Payment is forfeited |
| Termination following CIC | • Payment for a pro-rated service period assuming achievement of maximum opportunity |

| Long-Term Cash Performance Plan Awards | |
|---|---|
| Voluntary Separation | • Payment is forfeited |
| Long-Service Separation | • Payment for a pro-rated service period based on actual results |
| Termination for Cause | • Payment is forfeited |
| Termination following CIC | • Payment for entire performance period assuming achievement of maximum opportunity |

Deferred Compensation

The "2013 Nonqualified Deferred Compensation" table on page 34 describes unfunded, non-qualified deferred compensation plans that permit the deferral of salary, bonus and short-term cash performance awards by NEOs. These plans also provide for matching contributions by the Company. NEOs are eligible to receive the amount in their deferred compensation accounts following termination under any termination scenario unless the NEO elected to further defer the payment as permitted by the plans.

Severance Pay

Other than in accordance with the terms of existing compensation and benefit programs, and as described below with respect to Mr. Vittecoq, the Company is not obligated to provide any special severance payments to any NEOs.

As noted in the CD&A, in connection with Mr. Vittecoq's retirement, the Committee approved the accelerated vesting of Mr. Vittecoq's 2013 stock option grant, and 3,000 shares of restricted stock units granted to Mr. Vittecoq under the Chairman's Award Program. In addition, the Committee awarded him a one-time payment of 3,328,822 Swiss Francs, which translated into approximately $3,739,241 as of December 31, 2013. Mr. Vittecoq was on the Swiss payroll, which does not have a supplemental pension plan. As a result, this payment was intended to place Mr. Vittecoq in the same position that he would have occupied had he, like the other NEOs, had the opportunity to participate in the Company's supplemental pension plan. Mr. Vittecoq's lump sum cash payment is reported in the "All Other Compensation Table."

## Terms & Potential Payments — Change in Control

The following tabular information quantifies certain payments that would become payable under existing plans and arrangements if the NEO's employment had terminated on December 31, 2013. The information is provided relative to the NEO's compensation and service levels as of the date specified. If applicable, they are based on the Company's closing stock price on December 31, 2013.

## Potential Payments Upon Termination or Change in Control

| Name | Termination Scenario | Equity Awards: Stock Options/SARs[1] | Equity Awards: Restricted Stock/RSUs[2] | Incentive: Short-term Incentive[3] | Incentive: Long-term Incentive[4] | Post Termination Benefits | Total |
|---|---|---|---|---|---|---|---|
| Douglas R. Oberhelman | Voluntary Separation | $ — | $ — | $ — | $ — | $ — | $ — |
| | Long-Service Separation | $297,955 | $ — | $1,209,886 | $ 2,714,843 | $ — | $ 4,222,684 |
| | Termination for Cause | $ — | $ — | $ — | $ — | $ — | $ — |
| | Termination following CIC | $297,955 | $ — | $4,000,000 | $10,000,000 | $ — | $14,297,955 |
| Bradley M. Halverson | Voluntary Separation | $ — | $ — | $ — | $ — | $ — | $ — |
| | Long-Service Separation | $ 84,775 | $ — | $ 538,545 | $ 661,781 | $ — | $ 1,285,101 |
| | Termination for Cause | $ — | $ — | $ — | $ — | $ — | $ — |
| | Termination following CIC | $ 84,775 | $227,025 | $1,323,744 | $ 2,707,146 | $ — | $ 4,342,690 |
| Stuart L. Levenick | Voluntary Separation | $ — | $ — | $ — | $ — | $ — | $ — |
| | Long-Service Separation | $ 95,677 | $ — | $ 845,725 | $ 1,002,644 | $ — | $ 1,944,046 |
| | Termination for Cause | $ — | $ — | $ — | $ — | $ — | $ — |
| | Termination following CIC | $ 95,677 | $158,918 | $1,829,130 | $ 4,012,114 | $ — | $ 6,095,839 |
| Edward J. Rapp | Voluntary Separation | $ — | $ — | $ — | $ — | $ — | $ — |
| | Long-Service Separation | $ 84,775 | $ — | $ 534,880 | $ 930,085 | $ — | $ 1,549,740 |
| | Termination for Cause | $ — | $ — | $ — | $ — | $ — | $ — |
| | Termination following CIC | $ 84,775 | $388,939 | $1,694,016 | $ 3,712,718 | $ — | $ 5,880,448 |
| D. James Umpleby III | Voluntary Separation | $ — | $ — | $ — | $ — | $ — | $ — |
| | Long-Service Separation | $ 84,775 | $ — | $ 755,574 | $ 661,781 | $ — | $ 1,502,130 |
| | Termination for Cause | $ — | $ — | $ — | $ — | $ — | $ — |
| | Termination following CIC | $ 84,775 | $227,025 | $1,323,744 | $ 2,707,146 | $ — | $ 4,342,690 |
| Gerard R. Vittecoq | Voluntary Separation | $ — | $ — | $ — | $ — | $ — | $ — |
| | Long-Service Separation | $101,127 | $272,430 | $ 217,949 | $ 1,358,641 | $3,739,241[5] | $ 5,689,388 |
| | Termination for Cause | $ — | $ — | $ — | $ — | $ — | $ — |
| | Termination following CIC | $ — | $ — | $ — | $ — | $ — | $ — |
| Steven H. Wunning | Voluntary Separation | $ — | $ — | $ — | $ — | $ — | $ — |
| | Long-Service Separation | $ 84,775 | $ — | $ 76,426 | $ 987,148 | $ — | $ 1,148,349 |
| | Termination for Cause | $ — | $ — | $ — | $ — | $ — | $ — |
| | Termination following CIC | $ 84,775 | $295,133 | $1,796,256 | $ 3,939,566 | $ — | $ 6,115,730 |

[1] For valuation purposes, as of December 31, 2013, when the closing price of Caterpillar common stock was $90.81, the 2013 equity grant was in the money. The 2011 and 2012 grant prices were higher than the year-end closing price and, thus, both 2011 and 2012 grants were underwater. The 2011, 2012 and 2013 grants were not fully vested as of December 31, 2013.

[2] The valuation shown is based upon the number of shares vesting multiplied by the closing price of Caterpillar common stock on December 31, 2013, which was $90.81 per share.

[3] The plan provisions limit the payout to a maximum of $4.0 million in any single year. Amounts shown for Termination following CIC represent the maximum payout available under ESTIP for all NEOs.

[4] Termination following CIC amounts shown for all NEOs represent the maximum payout for plan cycles 2012-2014 and 2013-2015, both of which are open cycles as of December 31, 2013. Plan provisions in effect for the 2012-2014 and 2013-2015 performance cycles restrict Mr. Oberhelman's payout to $5.0 million per plan cycle. The amount shown for long-service separation is the NEO's prorated benefit based on a target payout for plan cycles 2012-2014 and 2013-2015, both of which were open cycles as of December 31, 2013.

[5] The Committee awarded Mr. Vittecoq a one-time cash lump sum payment of 3,328,822 Swiss Francs, which translated into approximately $3,739,241 as of December 31, 2013.

Mr. Vittecoq was on the Swiss payroll, which does not have a supplemental pension plan. As a result, this payment was intended to place Mr. Vittecoq in the same position that he would have occupied had he, like the other NEOs, had the opportunity to participate in the Company's supplemental pension plan.

# Director Compensation

Compensation for non-employee directors for 2013 was comprised of the following components:

| Cash Retainer: | $150,000 | |
|---|---|---|
| **Restricted Stock Grant (1 year vesting)** | $100,000 | |
| **Committee Chairman Stipend:** | Audit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $20,000 |
| | Compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $20,000 |
| | Governance. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $15,000 |
| | Public Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $15,000 |

Target ownership guidelines require directors to own Caterpillar common stock in the amount of two and one half times their annual compensation. Directors have a five-year period from the date of their election or appointment to meet the target ownership guidelines. All Directors subject to the ownership guidelines are in compliance with their target.

Under Caterpillar's Directors' Deferred Compensation Plan (DDCP), directors may defer 50 percent or more of their annual retainer and stipend in an interest-bearing account or an account representing equivalent shares of Caterpillar stock.

Directors appointed or elected to the Board of Directors prior to April 1, 2008, also participate in a Charitable Award Program. Under the program, a donation of up to $1.0 million will be made by the Company, in the director's name, in ten equal annual installments, with the first installment to be made as soon as practicable after the director's death. Of the total donation, half will be donated to the eligible tax-exempt organization(s) selected by the director, and the remainder will be directed to the Caterpillar Foundation. The maximum amount payable is $1.0 million on behalf of each eligible director. The sum is based on the director's length of service. The program is financed through the purchase of life insurance policies. Directors derive no financial benefit from the program. Administrative fees paid by the Company for this program are included in the "All Other Compensation" column for Mr. Dickinson, Mr. Gallardo, Mr. Goode, Mr. Magowan, Mr. Osborn, Mr. Powell, Mr. Rust and Mr. Smith who participate in this program.

| Director Compensation for 2013 | | | | | |
|---|---|---|---|---|---|
| **Director** | **Fees Earned or Paid in Cash** | **Stock Awards[1]** | **Option Awards[1]** | **All Other Compensation[2]** | **Total** |
| David L. Calhoun | $150,000 | $100,071 | $ N/A | $ — | $250,071 |
| Daniel M. Dickinson | $150,000 | $100,071 | $ N/A | $ 6,197 | $256,268 |
| Juan Gallardo | $150,000 | $100,071 | $ N/A | $ 1,500 | $251,571 |
| David R. Goode[3] | $170,004 | $100,071 | $ N/A | $29,189 | $299,264 |
| Jesse J. Greene, Jr. | $150,000 | $100,071 | $ N/A | $ 4,000 | $254,071 |
| Jon M. Huntsman, Jr. | $150,000 | $100,071 | $ N/A | $ — | $250,071 |
| Peter A. Magowan | $150,000 | $100,071 | $ N/A | $ 1,500 | $251,571 |
| Dennis A. Muilenburg | $150,000 | $100,071 | $ N/A | $ — | $250,071 |
| William A. Osborn | $170,004 | $100,071 | $ N/A | $ 1,500 | $271,575 |
| Charles D. Powell[3] | $165,000 | $100,071 | $ N/A | $ 1,500 | $266,571 |
| Edward B. Rust, Jr. | $165,000 | $100,071 | $ N/A | $ 7,500 | $272,571 |
| Susan C. Schwab | $150,000 | $100,071 | $ N/A | $ 8,250 | $258,321 |
| Joshua I. Smith[3] | $150,000 | $100,071 | $ N/A | $ 1,500 | $251,571 |
| Miles D. White | $150,000 | $100,071 | $ N/A | $10,000 | $260,071 |

[1] As of December 31, 2013, the number of vested and non-vested options (NQs), RSUs, Restricted Shares and Phantom Shares held by each individual serving as a non-employee director during 2013 was: Mr. Calhoun: 5,546 (which consists of 1,115 Restricted Shares and 4,431 Phantom Shares); Mr. Dickinson: 23,925 (which consists of 5,833 SARs, 1,115 Restricted Shares and 16,977 Phantom Shares; Mr. Gallardo: 51,045 (which consists of 23,000 NQs, 5,833 SARs, 3,215 Restricted Shares and 18,997 Phantom Shares); Mr. Goode: 95,610 (which consists of 23,000 NQs, 5,833 SARs, 6,615 Restricted Shares and 60,162 Phantom Shares); Mr. Greene: 1,115 Restricted Shares; Mr. Huntsman: 1,115 Restricted Shares; Mr. Magowan: 67,546 (which consists of 23,000 NQs, 5,833 SARs, 6,215 Restricted Shares and 32,498 Phantom Shares); Mr. Muilenburg: 1,115 Restricted Shares; Mr. Osborn: 14,908 (which consists of 7,000 NQs, 5,833 SARs, 1,815 Restricted Shares and 260 Phantom Shares); Mr. Powell: 30,908 (which consists of 23,000 NQs, 5,833 SARs, 1,815 Restricted Shares and 260 Phantom Shares); Mr. Rust: 45,291 (which consists of 15,000 NQs, 5,833 SARs, 1,115 Restricted Shares and 23,343 Phantom Shares); Ms. Schwab: 4,548 (which consists of 1,115 Restricted Shares and 3,433 Phantom Shares); Mr. Smith: 35,745 (which consists of 21,000 NQs, 5,833 SARs, 6,415 Restricted Shares and 2,497 Phantom Shares); and Mr. White: 2,832 (which consists of 1,115 Restricted Shares and 1,717 Phantom Shares). Mr. Calhoun, Mr. Dickinson, Mr. Gallardo, Mr. Goode, Mr. Magowan, Ms. Schwab and Mr. Rust deferred 100 percent of their 2013 retainer fee into the Directors' Deferred Compensation Plan. Mr. White deferred 50 percent of his 2013 retainer fee into the Directors' Deferred Compensation Plan.

[2] All Other Compensation represents Company matching gift contributions and administrative fees associated with the Directors' Charitable Award Program. Outside directors are eligible to participate in the Caterpillar Foundation Matching Gift Program. The Foundation will match contributions to eligible two-year or four-year colleges or universities, arts and cultural institutions, public policy and environmental organizations, up to a maximum of $2,000 per eligible organization per calendar year. The amounts listed that represent the matching contributions are as follows: Mr. Dickinson $4,000, Mr. Goode $27,689, Mr. Greene $4,000, Mr. Rust $6,000, Ms. Schwab $8,250 and Mr. White $10,000. For directors eligible to participate in the Directors' Charitable Award Program, the amounts represent only the administrative fee. The administrative fee of $2,197 was paid for Mr. Dickinson, and $1,500 was paid for Mr. Gallardo, Mr. Goode, Mr. Magowan, Mr. Osborn, Mr. Powell, Mr. Rust and Mr. Smith.

[3] Mr. Goode, Mr. Powell and Mr. Smith retired from the Board on December 31, 2013.

# Compensation Risk

The Compensation Committee regularly reviews the Company's compensation policies and practices, including the risks created by the Company's compensation plans. In addition, the Company also conducted a review of its compensation plans and related risks to the Company. The Company reviewed its analysis with the Compensation Committee, and the Compensation Committee concluded that the compensation plans reflected the appropriate compensation goals and philosophy. Based on this review and analysis, the Company has concluded that any risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

# MANAGEMENT PROPOSALS

## Proposal 1 — Election of Directors

The Board has nominated the following individuals to stand for election for a one-year term expiring at the annual meeting of stockholders in 2015.

### *Director and Director Candidate Biographies and Qualifications*

Directors have been in their current positions for the past five years unless otherwise noted.



**DAVID L. CALHOUN**, 57, has been Senior Managing Director and Head of Private Equity Portfolio Operations of The Blackstone Group L.P. (a private equity investment firm) since January 2014. He also serves as Executive Chairman of the Board of The Nielsen Company B.V. (a marketing and media information services company) since January 2014. Prior to his position at Blackstone, Mr. Calhoun served as Chief Executive Officer of Nielsen Holdings N.V. (2010-2013) and Vice Chairman of General Electric Company and President and Chief Executive Officer of GE Infrastructure (2005-2006). Other current directorships: The Boeing Company. Other directorships within the last five years: Medtronic, Inc. Mr. Calhoun has been a director since 2011.

The Board believes that Mr. Calhoun provides valuable insight and perspective on general strategic and business matters, stemming from his extensive executive and management experience with Blackstone, Nielsen and GE. Mr. Calhoun also has significant manufacturing and high-technology industry expertise as evidenced by his leadership of GE's aircraft engines and transportation businesses.



**DANIEL M. DICKINSON**, 52, is currently Managing Partner of HCI Equity Partners (a private equity investment firm). Other current directorships: Mistras Group, Inc. and HCI Equity Partners. Other directorships within the last five years: Progressive Waste Solutions Ltd. Mr. Dickinson has been a director of the Company since 2006.

The Board believes that Mr. Dickinson's experience in mergers and acquisitions, private equity business and role as an investment banker provides important insight for the Company's growth strategy. His significant financial expertise and experience, both in the U.S. and internationally, contributes to the Board's understanding and ability to analyze complex issues. His experience as a director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



**JUAN GALLARDO**, 66, is currently Chairman of the Board of Organización CULTIBA (holding company of Grupo Gepp (Pepsicola bottling group and its brands in Mexico) and Grupo Azucarero Mexico (sugar mills) and Chairman of Grupo GEPP S.A.P.I. de C.V. Other current directorships: Lafarge SA and Grupo Financiero Santander S.A.B. de C.V. Other directorships within the last five years: none. Mr. Gallardo has been a director of the Company since 1998.

The Board believes that Mr. Gallardo's international business experience, particularly in Latin America and South America, are important for the Company's growth strategy. His extensive background in trade-related issues also contributes to the Board's expertise. In addition, his experience as a chief executive officer and director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



**JESSE J. GREENE, JR.**, 69, is currently an instructor at Columbia Business School in New York City where he teaches corporate governance, risk management and other business topics at the graduate and executive education levels. He was formerly Vice President of Financial Management and Chief Financial Risk Officer of International Business Machines Corporation (computer and office equipment). Other current directorships: none. Other directorships within the last five years: none. Mr. Greene has been a director of the Company since 2011.

The Board believes that Mr. Greene's financial and information technology experience is valuable to the Board. His experience as a chief financial risk officer and executive of a large, publicly-traded multinational corporation enables him to provide meaningful input and guidance to the Board and the Company.



**JON M. HUNTSMAN, JR.**, 54, former United States Ambassador to China (2009-2011) and former governor of Utah (2005-2009). Other current directorships: Chevron Corporation, Ford Motor Company and Huntsman Corporation. Other directorships within the last five years: none. Mr. Huntsman has been a director of the Company since 2012.

The Board believes that Mr. Huntsman's extensive knowledge of Asia and international affairs, operational experience gained as governor of Utah and experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



**PETER A. MAGOWAN**, 72, was formerly President and Managing General Partner (1993-2008) of the San Francisco Giants (major league baseball team) and Chairman (1980-1998) and Chief Executive Officer (1980-1993) of Safeway Inc. (a supermarket retail chain). Other current directorships: none. Directorships within the last five years: none. Mr. Magowan has been a director of the Company since 1993. Mr. Magowan is expected to retire as director of the Company effective December 31, 2014.

The Board believes that Mr. Magowan's business experience as a long-term chief executive officer of Safeway Inc., a large, publicly-traded multinational corporation, is particularly valuable to the Board. His experience in owning and managing a professional baseball organization also provides a diverse viewpoint on business matters. In addition, his experience as a former director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



**DENNIS A. MUILENBURG**, 50, has been Vice Chairman, President and Chief Operating Officer of The Boeing Company (an aerospace/defense products and services company) since December 2013. Prior to his current position, Mr. Muilenburg was Executive Vice President of The Boeing Company and President and Chief Executive Officer of Boeing Defense, Space & Security (2009-2013); President of Boeing Global Services & Support (2008-2009); and Vice President and General Manager of the Boeing Combat Systems division (2006-2008). Other current directorships: none. Other directorships within the last five years: none. Mr. Muilenburg has been a director since 2011.

The Board believes that Mr. Muilenburg provides valuable insight to the Board on strategic business matters, stemming from his experience with large-scale product development programs and his world-wide supply chain and manufacturing expertise.



**DOUGLAS R. OBERHELMAN**, 61, is currently Chairman and Chief Executive Officer of Caterpillar Inc. Prior to his current position, Mr. Oberhelman served as Vice Chairman and Chief Executive Officer-Elect and as a Group President of Caterpillar Inc. Other current directorships: Eli Lilly and Company. Other directorships within the last five years: Ameren Corporation. Mr. Oberhelman has been a director of the Company since 2010.

The Board believes that Mr. Oberhelman's extensive experience and knowledge of the Company, gained from over 35 years of service in a wide range of Caterpillar leadership positions enables him to provide meaningful input and guidance to the Board and the Company.



**WILLIAM A. OSBORN**, 66, was formerly Chairman and CEO of Northern Trust Corporation (a multi-bank holding company) and The Northern Trust Company (bank). Other current directorships: Abbott Laboratories and General Dynamics Corporation. Other directorships within the last five years: Tribune Company. Mr. Osborn has been a director of the Company since 2000.

The Board believes that Mr. Osborn's financial expertise and experience is valuable to the Board. In addition, his experience as a chief executive officer and director of other large, publicly-traded corporations enables him to provide meaningful input and guidance to the Board and the Company.



**EDWARD B. RUST, JR.**, 63, is currently Chairman, CEO and President of State Farm Mutual Automobile Insurance Company (a mutual insurance company). He is also President and CEO of State Farm Fire and Casualty Company, State Farm Life Insurance Company and other principal State Farm affiliates as well as Trustee and President of State Farm Mutual Fund Trust and State Farm Variable Product Trust. Other current directorships: Helmerich & Payne, Inc. and McGraw-Hill Financial, Inc. Other directorships within the last five years: none. Mr. Rust has been a director of the Company since 2003.

The Board believes that Mr. Rust's financial and business experience is valuable to the Board. His role as a past Chairman of the U.S. Chamber of Commerce, chief executive officer of a major national corporation and experience as a director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company. In addition, his extensive involvement in education improvement compliments the Company's culture of social responsibility.



**SUSAN C. SCHWAB, 59**, is currently a Professor at the University of Maryland School of Public Policy and a Strategic Advisor for Mayer Brown LLP. Prior to her current positions, Ambassador Schwab held various positions including United States Trade Representative (member of the President's cabinet) and Deputy United States Trade Representative. Other current directorships: FedEx Corporation and The Boeing Company. Other directorships within the last five years: none. Ambassador Schwab has been a director of the Company since 2009.

The Board believes that Ambassador Schwab brings extensive knowledge, insight and experience on international trade issues to the Board. Her educational experience and role as the U.S. Trade Representative provide important insights for the Company's global business model and long-standing support of open trade. In addition, her experience as a director of large, publicly-traded multinational corporations enables her to provide meaningful input and guidance to the Board and the Company.



**MILES D. WHITE**, 59, is currently Chairman and Chief Executive Officer of Abbott Laboratories (a pharmaceutical and medical products company). Other current directorships: Abbott Laboratories and McDonald's Corporation. Other directorships within the last five years: none. Mr. White has been a director of the Company since 2011.

The Board believes that Mr. White's experience as the chief executive officer of a large, complex multinational company provides important insight to the Board. His skills include knowledge of cross-border operations, strategy and business development, risk assessment, finance, leadership development and succession planning and corporate governance matters. In addition to his role as an executive officer, his experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.

***YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES PRESENTED IN PROPOSAL 1.***

## Proposal 2 — Ratification of our Independent Registered Public Accounting Firm

The Board seeks an indication from stockholders of their approval or disapproval of the Audit Committee's appointment of PricewaterhouseCoopers as auditors for 2014.

PricewaterhouseCoopers has been our auditors since 1925. For additional information regarding the Company's relationship with PricewaterhouseCoopers, please refer to the "Audit Committee Report" on page 12 and the "Audit Fees and Approval Process" disclosure on page 11.

If the appointment of PricewaterhouseCoopers as auditors for 2014 is not approved by the stockholders, the adverse vote will be considered a direction to the Audit Committee to consider other auditors for next year. However, because of the difficulty in making any substitution of auditors so long after the beginning of the current year, the appointment for the year 2014 will stand, unless the Audit Committee finds other good reason for making a change.

Representatives of PricewaterhouseCoopers will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. The representatives will also be available to respond to questions at the meeting.

***YOUR BOARD OF DIRECTORS AND AUDIT COMMITTEE RECOMMEND A VOTE "FOR" PROPOSAL 2.***

## Proposal 3 — Advisory Vote on Executive Compensation

On an annual basis, and in compliance with Section 14A of the Securities Exchange Act of 1934, we seek advisory stockholder approval of the compensation of named executive officers as disclosed in the section of the proxy statement titled "Executive Compensation." Stockholders are being asked to vote on the following advisory resolution:

"RESOLVED, that the compensation of Caterpillar's named executive officers as described under "Compensation Discussion and Analysis," the compensation tables and the narrative discussion associated with the compensation tables in Caterpillar's proxy statement for its 2014 Annual Meeting of Stockholders is hereby APPROVED."

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this proxy statement.

Caterpillar has a "pay-for-performance" and "pay-at-risk" philosophy that forms the foundation of the Compensation and Human Resources Committee's (Committee) decisions regarding compensation of Caterpillar's named executive officers. This approach, which has been used consistently over the years, has resulted in Caterpillar's ability to attract and retain the executive talent necessary to guide the Company during a period of tremendous growth and transformation. Please refer to "Executive Compensation — Compensation Discussion and Analysis" for an overview of the compensation of Caterpillar's named executive officers.

This vote is advisory and therefore not binding on Caterpillar, the Committee or the Board. The Board and the Committee value the opinions of Company stockholders and to the extent there is any significant vote against the named executive officer compensation, we will consider those stockholders' concerns, and the Committee will evaluate whether any actions are necessary to address those concerns.

***FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 3.***

# Proposal 4 — Approval of the Caterpillar Inc. 2014 Long-Term Incentive Plan

## Introduction

We are asking our stockholders to approve the Caterpillar Inc. 2014 Long-Term Incentive Plan (2014 LTIP) pursuant to which an aggregate of 38.8 million shares will initially be available for issuance. The Board of Directors adopted the 2014 LTIP on April 9, 2014, subject to stockholder approval at the Annual Meeting. As of April 14, 2014, there were approximately 625,500,000 shares of Caterpillar common stock outstanding. The 2014 LTIP will only become effective upon stockholder approval, and no awards will be made under the 2014 LTIP prior to that time.

The 2014 LTIP will replace the Caterpillar Inc. 2006 Long-Term Incentive Plan, as most recently approved by our stockholders on June 9, 2010 (Existing Plan). Upon stockholder approval of the 2014 LTIP, no further awards will be granted pursuant to the Existing Plan and any shares remaining available under the Existing Plan will not be transferred to the 2014 LTIP. The terms and conditions of outstanding awards under the Existing Plan will not be affected by the adoption or approval of the 2014 LTIP, and the Existing Plan will remain in effect with respect to such awards. Shares reserved for issuance under the 2014 LTIP will not be increased by outstanding awards under the Existing Plan that terminate or are settled without the issuance of shares.

The 2014 LTIP will allow us to grant equity and cash incentive awards to our executive officers, employees, non-employee Board members and other service providers. We believe that a comprehensive incentive compensation program serves as a necessary and significant tool to attract and retain key employees, encourage participants to contribute materially to the growth of Caterpillar and align the interests of our participants with those of our stockholders.

Caterpillar is committed to using equity incentive awards prudently and within reasonable limits. Our historic average burn rate over the past three fiscal years, representing equity award grants as a percentage of total shares outstanding is 0.76 percent calculated in accordance with the methodology used by Institutional Shareholder Services (ISS). This is below the 3.7 percent gross burn rate limit that ISS applies to the Capital Goods industry group of the Russell 3000 for 2013.

## Principal Features of the Proposed 2014 LTIP

The 2014 LTIP includes features that take into account our stockholders' interests, including:

- The 2014 LTIP provides for a variety of equity and equity-based awards, including stock options, stock appreciation rights, stock, restricted stock, restricted stock units, and stock- or cash-based performance awards. The breadth of awards available under the 2014 LTIP will provide the Compensation and Human Resources Committee (Committee) the flexibility to structure appropriate incentives and respond to market-competitive changes in compensation practices.

- The 2014 LTIP uses ''fungible share counting,'' that is, for each share of stock issued in connection with a stock award, restricted stock award, restricted stock unit, performance share or other similar full-value award, we will reduce the number of shares available for future issuance by 2.75 shares, and for each share of stock issued in connection with an option or stock-settled stock appreciation right, by one share.

- There is no ''evergreen'' provision.

- There are limitations on the number of shares and the value of any cash-based award that may be granted or paid to any participant under the 2014 LTIP in any fiscal year or performance period.

- Repricing of options and stock appreciation rights is prohibited without stockholder approval.

- Discounted options and stock appreciation rights are prohibited.

- Shares repurchased on the open market with proceeds from the exercise of stock options will not be returned to the share reserve.

- There is no single trigger vesting for awards that continue or are assumed in connection with a change in control. However, upon a participant's qualifying termination of employment within two years following a change in control, outstanding awards will vest in full (i.e. "double trigger").

- Awards are subject to forfeiture upon violation of non-solicitation and confidentiality provisions.

- Awards are subject to forfeiture and claw back in connection with misconduct that results in a restatement of financial statements.

- No dividends or dividend equivalents will be paid on performance-based awards unless the performance goals are satisfied.

- The 2014 LTIP includes an updated series of performance criteria which the Committee may use in establishing specific targets to be attained as a condition to the vesting of restricted stock awards, restricted stock units, performance shares or other stock-based or cash-based incentive awards under the plan so as to qualify the compensation attributable to those awards as performance-based compensation for purposes of Section 162(m) of the Code. This statutory provision generally disallows an income tax deduction to publicly held companies for compensation which exceeds $1 million per individual within a designated executive officer group, unless that compensation is tied to the attainment of certain performance milestones established by an independent compensation committee under a stockholder-approved plan. Stockholder approval of the 2014 LTIP will also be considered approval of the material terms of the performance criteria under the 2014 LTIP. The Committee will retain discretion to determine the structure of all awards made pursuant the 2014 LTIP, including whether such awards comply with the applicable requirements for performance-based compensation under Section 162(m) of the Code.

**Summary Description of 2014 LTIP**

The following is a summary of the principal features of the 2014 LTIP. The summary, however, is not a complete description of all the terms of the 2014 LTIP and is qualified in its entirety by reference to the complete text of the 2014 LTIP attached to this Proxy Statement as Appendix A. To the extent there is a conflict between this summary and the actual terms of the 2014 LTIP, the terms of the 2014 LTIP will govern. Awards to be made under the 2014 Long-Term Incentive Plan will be entirely in the discretion of the Committee and are therefore not currently determinable.

Administration    The Committee will have the exclusive authority to administer the 2014 LTIP with respect to awards made to our executive officers. The Committee will also have the authority to make awards to all other eligible individuals.

The Committee may at any time appoint a secondary committee of one or more directors to have separate but concurrent authority with the Committee to make awards to such other eligible individuals. The Committee may also delegate authority to one or more officers of Caterpillar with respect to awards to such other individuals. The term "plan administrator," as used in this summary, will mean the Committee and any delegates, to the extent they are acting within the scope of their administrative authority under the 2014 LTIP.

Eligibility    Persons that are or are expected to become officers or employees, non-employee directors, consultants and independent contractors of the Company or one of our subsidiaries will be eligible to participate in the 2014 LTIP. Historically, the Committee has selected only management level employees to receive equity grants. Our 11 non-employee directors receive equity grants pursuant to our director compensation program. Approximately 4,500 management-level employees received equity grants in the 2014 annual equity grant cycle under the Existing Plan, which occurred on March 3, 2014.

| Share Reserve | Subject to capitalization adjustments described below, 38.8 million shares of common stock will initially be reserved for issuance under the 2014 LTIP. The shares of common stock issuable under the 2014 LTIP may be drawn from shares of our authorized but unissued common stock or from treasury shares (including shares of our common stock that we purchase on the open market or in private transactions). |
|---|---|
| Fungible Share Counting | The number of shares of common stock reserved for issuance under the 2014 LTIP shall be reduced: (i) on a 1-for-1 basis for each share of common stock subject to an option or stock-settled stock appreciation right, and (ii) by a fixed ratio of 2.75 shares of common stock for each share of common stock issued pursuant to a stock award, restricted stock award, restricted stock unit, performance share or other full-value award. |
| Individual Limits | Subject to capitalization adjustments, no participant in the 2014 LTIP may receive: (i) options or stock appreciation rights in any fiscal year for more than 800,000 shares of our common stock, (ii) performance-based restricted stock, restricted stock unit or performance awards for shares of our common stock having a fair market value on the grant date of more than $20 million for each 12-month period in the performance period or (iii) performance-based cash awards for more than $20 million for each 12-month period in the performance period.<br><br>A non-employee director may not receive stock based awards under the 2014 LTIP with an aggregate grant date fair value in excess of $500,000 in any fiscal year. |
| Reuse of Shares | Shares subject to any outstanding awards under the 2014 Plan that are not issued because of the expiration, termination, cancellation or forfeiture of an award or the settlement of an award in cash will be added back to the number of shares reserved for issuance under the 2014 LTIP and will accordingly be available for subsequent issuance as follows:<br><br>• one share for each share of common stock subject to an option or stock appreciation right and<br>• 2.75 shares for each share of common stock subject to a full-value award.<br><br>Should the exercise price of an option or stock appreciation right be paid in shares of our common stock (whether by delivery or withholding of shares), then the number of shares reserved for issuance under the 2014 LTIP will be reduced by the gross number of shares for which that option or stock appreciation right is exercised, and not by the net number of new shares issued under the exercised option or stock appreciation right.<br><br>Should shares of common stock be withheld by us in satisfaction of the withholding taxes incurred in connection with the exercise, issuance or vesting of a full-value award, or should the participant pay such withholding taxes by delivering shares of our common stock, then the number of shares of common stock available for issuance under the 2014 LTIP will be reduced by the net number of shares issuable pursuant to that award, as calculated after any such share withholding or delivery.<br><br>Shares repurchased on the open market with the proceeds of the exercise price of options will not be available for issuance under the 2014 LTIP. However, shares subject to awards settled in cash will again be available in the ratios described above. |

**Awards**

Under the 2014 LTIP, eligible persons may be granted options, stock appreciation rights, stock awards, restricted stock awards, restricted stock units and stock or cash-based performance awards. One or more of these awards may also be structured as Section 162(m) awards. The plan administrator will have complete discretion to determine which eligible individuals are to receive awards, the type of awards to be granted, the time or times when those awards are to be granted, the number of shares subject to each such grant, the vesting and issuance schedule (if any) to be in effect for the grant, the exercise price or other consideration for the shares, the maximum term for which the granted option or stock appreciation right is to remain outstanding and the status of any granted option as either an incentive stock option or a nonqualified option under the federal tax laws, subject to the following provisions.

| | |
|---|---|
| Stock Options and Stock Appreciation Rights | The exercise price of a stock option will not be less than one hundred percent of the fair market value of the option shares on the grant date and no option will have a term in excess of ten years, except that the term of a nonqualified option will continue if the option would otherwise expire during a blackout period in which trading in our stock is restricted. |
| | A stock appreciation right will allow the holder to exercise that right as to a specific number of shares of common stock and receive in exchange an appreciation distribution in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which the right is exercised over (ii) the aggregate base price in effect for those shares. The base price per share may not be less than the fair market value per share of common stock on the date the stock appreciation right is granted, and the right may not have a term in excess of ten years, except that the term of a stock appreciation right will continue if the stock appreciation right would otherwise expire during a blackout period in which trading in our stock is restricted. Stock appreciation rights may also be granted in tandem with options; such tandem stock appreciation rights will provide the holders with the right to surrender their options for an appreciation distribution in an amount equal to the excess of (i) the fair market value of the vested shares of common stock subject to the surrendered option over (ii) the aggregate exercise price payable for those shares. The applicable award agreement will specify whether the appreciation distribution on any exercised stock appreciation right will be paid in cash or in shares of common stock. |
| Repricing/Cash-Out | The plan administrator may not implement any of the following repricing or cash-out programs without obtaining stockholder approval: (i) a reduction in the exercise price or base price of any previously granted option or stock appreciation right, (ii) a cancellation of any previously granted option or stock appreciation right in exchange for another option or stock appreciation right with a lower exercise price or base price or (iii) a cancellation of any previously granted option or stock appreciation rights in exchange for cash or another award if the exercise price of the option or the base price of the stock appreciation right exceeds the fair market value of a share of our common stock on the date of such cancellation, in each case other than in connection with a change in control or the capitalization adjustment provisions in the 2014 LTIP. |
| Stock Awards, Restricted Stock Awards, Restricted Stock Units and Performance Shares | Stock awards may be issued subject to performance or service vesting requirements or as fully-vested shares. The number of fully-vested shares granted under the 2014 LTIP is limited to (i) awards to non-employee directors, (ii) awards to newly hired employees, (iii) awards made in lieu of a cash bonus and (iv) awards for shares that, in the aggregate, do not exceed five percent of the total number of shares initially available under the 2014 LTIP (1,940,000 shares). Restricted stock units will entitle an award recipient to receive shares (or cash) upon the attainment of designated performance goals or the completion of a prescribed service period or upon the expiration of a designated time period following the vesting of those units. |
| | Performance awards may be denominated and paid in shares of our common stock or in cash, with vesting tied to the attainment of performance objectives over a specified performance period, and any service vesting or other conditions all as established by the plan administrator. |
| | Stock awards may provide for the payment of dividends or dividend equivalents, provided that no dividends or dividend equivalents will be paid on performance-based awards unless the applicable performance goals are satisfied. |

| Section 162(m) Awards and Performance Goals | In order to meet the requirements of Section 162(m) of the Code, which permits compensation attributable to certain types of awards under the 2014 LTIP to qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of the compensation paid to each of our named executive officers (other than our principal financial officer), the plan administrator may grant Section 162(m) awards so that those awards will vest only upon the achievement of certain pre-established performance goals on one or more of the following criteria: |

(i) attainment by a share of common stock of a specified fair market value for a specified period of time, (ii) cash flow from operations, (iii) cash flow margin or free cash flow, (iv) cash flow per share, (v) earnings of the Company before or after taxes and/or interest, (vi) earnings before interest, taxes, depreciation, and/or amortization (EBITDA), (vii) EBITDA margin, (viii) economic value added, (ix) expense levels or cost reduction goals, (x) gross profit or margin, (xi) increase in stockholder value, (xii) interest expense, (xiii) inventory, (xiv) market share, (xv) net assets, (xvi) net cash provided by operations, (xvii) net operating profits after taxes, (xviii) operating expenses, (xix) operating income, (xx) operating margin, (xxi) operating profit after capital charge (OPACC), (xxii) percent of dealer deliveries (PODD), (xxiii) percent of industry sales (PINS), (xxiv) percent of parts sales (POPS), (xxv) percent of parts sales — Caterpillar branded (POPS-C), (xxvi) pretax income, (xxvii) price-to-earnings growth, (xxviii) price realization, (xxix) primary or fully-diluted earnings per share or profit per share, (xxx) profit after tax, (xxxi) return on assets, (xxxii) return on equity, (xxxiii) return on invested capital, (xxxiv) return on investments, (xxxv) return on sales, (xxxvi) revenues, (xxxvii) sales, (xxxviii) total cash flow, (xxxix) total stockholder (shareholder) return and (xl) strategic business criteria consisting of one or more objectives based on meeting specified goals relating to (A) acquisitions or divestitures, (B) business expansion, (C) realized production system benefits, (D) cost targets, (E) customer acquisition, (F) customer satisfaction, (G) diversity and inclusion, (H) efficiency, (I) inventory turns, (J) realized lean benefits, (K) management of employment practices and employee benefits, (L) market penetration, (M) purchasing material costs, (N) quality and quality audit scores, (O) reductions in errors and omissions, (P) reductions in lost business, (Q) supervision of litigation and information technology, (R) sustainability or (S) realized 6 Sigma benefits.

Each such goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies (or a combination of such past and current performance). In addition to the ratios specifically listed above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. The applicable performance measures may be applied on a pre- or post-tax basis and may be established or adjusted in accordance with Section 162(m) of the Code to include or exclude objectively determinable components of any performance measure, including, without limitation, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles. In the sole discretion of the Committee, unless such action would cause a grant to a covered employee to fail to qualify as qualified performance-based compensation under Section 162(m) of the Code, the Committee may amend or adjust the performance measures or other terms and conditions of an outstanding award in recognition of any of the permitted adjustment events.

Stockholder approval of the 2014 LTIP will also constitute approval of the material terms of the performance criteria under the 2014 LTIP for purposes of establishing the specific vesting targets for one or more awards under the 2014 LTIP that are intended to qualify as performance-based compensation under Section 162(m) of the Code. However, not all awards granted under the 2014 LTIP will be structured to qualify as such performance-based compensation and there is no guarantee that the exemption would be available for performance-based awards granted under the 2014 LTIP in any particular circumstance. To maintain flexibility in compensating our executives, the Committee reserves the right to use its judgment to grant or approve awards or compensation that is non-deductible when the Committee believes such awards or compensation is appropriate.

**General Provisions Applicable to All Awards**

Change in Control and Vesting Acceleration

A change in control will be deemed to occur if (i) there are certain changes in the composition of our Board of Directors, (ii) any person or group of related persons becomes directly or indirectly the beneficial owner of more than twenty percent of the total combined voting power of our stock, (iii) we are acquired in a merger or (iv) our stockholders approve a complete liquidation, dissolution or sale of substantially all of our assets.

If, upon a change of control, the existing awards remain outstanding or are replaced with substantially equivalent awards of a successor, then the existing or substitute awards will remain governed by their respective terms; provided, however, that if a participant's service with us or a successor entity is terminated without cause or for good reason within one year following a change in control, then all awards held by such participant will vest, any restrictions will lapse and uncompleted performance measures will be deemed satisfied at the target level of performance.

If, following a change in control, the existing awards do not remain outstanding or are not assumed or replaced with substantially equivalent awards, then all awards will vest, any restrictions will lapse and uncompleted performance measures will be deemed satisfied at the target level of performance. The plan administrator may further cancel (A) any option or stock appreciation right in exchange for cash equal to the excess of the aggregate fair market value of the common stock subject to the award over the exercise price and (B) restricted stock awards, restricted stock units, performance share awards or other awards denominated in shares of stock, in exchange for the cash value of the award as determined by the stock price and the actual or deemed satisfaction of the performance measures.

The acceleration of vesting in the event of a change in control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

Changes in Capitalization

If an equity restructuring causes the per share value of our common stock to change, such as by reason of a stock dividend, extraordinary cash dividend, stock split, spinoff, rights offering, recapitalization or otherwise, equitable adjustments will be made to the number of shares available for issuance under the plan and to the terms of outstanding awards in a manner designed to preclude any dilution or enlargement of the plan and the outstanding awards.

Valuation

For any award made pursuant to the 2014 LTIP, the fair market value per share of our common stock as of any date will be deemed to be equal to the closing price of the Company's common stock as reported on the New York Stock Exchange on such date, or determined pursuant to such other method as may be selected by the Committee.

Stockholder Rights and Transferability

No participant will have any stockholder rights with respect to the shares subject to an option or stock appreciation right until such participant has exercised the option or stock appreciation right and paid the exercise price for the purchased shares, and any related withholding taxes. Subject to the terms of the applicable award agreement, a participant will have full shareholder rights with respect to any shares of common stock issued under the 2014 LTIP, whether or not his or her interest in those shares is vested. A participant will not have any shareholder rights with respect to the shares of common stock subject to a restricted stock unit, performance share or other share right award until that award vests and the shares of common stock are actually issued thereunder.

Awards are not assignable or transferable other than by will or the laws of inheritance or a domestic relations order. However, the plan administrator may structure one or more awards to be transferable during a participant's lifetime to one or more members of the participant's family or to an estate planning trust or charity.

Withholding

The plan administrator may provide holders of awards with the right to have us withhold cash or a portion of the shares otherwise issuable to such individuals in satisfaction of the withholding taxes to which they become subject in connection with the exercise, vesting or settlement of the awards. Alternatively, the plan administrator may allow such individuals to deliver cash or previously acquired shares of our common stock in payment of such withholding tax liability.

Deferral Programs

The plan administrator may structure one or more awards so that the participants may be provided with an election to defer the compensation associated with those awards for federal income tax purposes.

| Restrictive Covenants and Clawback | Awards granted under the 2014 LTIP will be subject to forfeiture and in certain cases the participant must return amounts received if the participant breaches non-solicitation or confidentiality covenants or engages in any misconduct that results in Caterpillar having to restate its financial statements. |
|---|---|
| Amendment and Termination | The plan administrator will have the discretionary authority at any time to amend or accelerate the vesting of any and all stock options, stock appreciation rights, restricted stock awards, restricted stock units and performance awards, unless it would cause a performance-based award not to be deductible for income tax purposes under Section 162(m) of the Code. |
| | The Committee may terminate, amend or modify the 2014 LTIP at any time, subject to any stockholder approval requirements under applicable law or regulation or pursuant to the listing standards of the stock exchange on which our shares of common stock are at the time primarily traded. No awards may be granted under the 2014 LTIP after June 11, 2024. |

**Summary of Federal Income Tax Consequences of Awards Granted under the 2014 LTIP**

The following is a summary of the United States Federal income taxation treatment applicable to us and the participants who receive awards under the 2014 LTIP. This discussion does not address all aspects of the United States Federal income tax consequences of participating in the 2014 LTIP that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the 2014 LTIP. Each participant is advised to consult his or her particular tax advisor concerning the application of the United States Federal income tax laws to such participant's particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any awards.

| Option Grants | Options granted under the 2014 LTIP may be either incentive stock options which satisfy the requirements of Section 422 of the Code or nonqualified options which are not intended to meet such requirements. The Federal income tax treatment for the two types of options differs as follows: |
|---|---|
| | *Incentive Stock Options.* No taxable income is recognized by the participant at the time of the grant, and no taxable income is recognized for regular tax purposes at the time the option is exercised, although taxable income may arise upon exercise for alternative minimum tax purposes. The participant will recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of certain other dispositions. For Federal tax purposes, dispositions are divided into two categories: (i) qualifying, and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two years after the date the related option was granted and more than one year after the date such option was exercised for those shares. If the sale or disposition occurs before both of these two periods are satisfied, then a disqualifying disposition will result. |
| | Upon a qualifying disposition, the participant will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the participant. Any additional gain recognized upon the disposition will be a capital gain. We will not be entitled to any income tax deduction if the participant makes a qualifying disposition of the shares. |
| | If the participant makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the amount of ordinary income recognized by the participant as a result of the disposition. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder in connection with the disqualifying disposition. |
| | *Nonqualified Options.* No taxable income is recognized by a participant upon the grant of a nonqualified option. The participant will recognize ordinary income in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares (and subject to income tax withholding in respect of an employee). We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant with respect to the exercised nonqualified option. |

| Stock Appreciation Rights | No taxable income is recognized upon receipt of a stock appreciation right. The holder will recognize ordinary income in the year in which the stock appreciation right is exercised, in an amount equal to the fair market value of the shares issued to the holder or the amount of the cash payment made to the holder (and subject to income tax withholding in respect of an employee). We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder in connection with the exercise of the stock appreciation right. |
|---|---|
| Restricted Stock Awards | No taxable income is recognized upon receipt of restricted stock, unless the participant makes an election to be taxed at the time of grant. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. If such election is not made, the holder will recognize ordinary income when those shares subsequently vest in an amount equal to the excess of the fair market value of the shares on the vesting date over the amount, if any, paid for the shares (and subject to income tax withholding in respect of an employee). Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient with respect to the restricted stock award. The deduction will be allowed for the taxable year in which such ordinary income is recognized by the recipient. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and we will be entitled to a corresponding deduction, except to the extent the deduction limits of Code Section 162(m) apply. |
| Restricted Stock Units or Performance Shares | No taxable income is recognized upon receipt of restricted stock units or performance shares. The holder will recognize ordinary income in the year in which the shares subject to the awards are actually issued to the holder or a dividend equivalent is paid to the holder, in an amount equal to the fair market value of the shares on the issuance date and the amount of any cash on the payment date (and subject to income tax withholding in respect of an employee). Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued. |
| Cash Awards | The payment of a cash award will result in the recipient's recognition of ordinary income equal to the dollar amount received (and subject to income tax withholding in respect of an employee). Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient. |

**FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 4.**

| Equity Compensation Plan Information (as of December 31, 2013) | | | |
|---|---|---|---|
| Plan category | (a) Number of securities to be issued up on exercise of outstanding options, warrants and rights[1] | (b) Weighted-average exercise price of outstanding options, warrants and rights | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
| Equity compensation plans approved by security holders . . . . . . . . . | 47,862,294 | $65.0270 | 14,619,786 |
| Equity compensation plans not approved by security holders. . . . . | N/A | N/A | N/A |
| **Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .** | **47,862,294** | **$65.0270** | **14,619,786** |
| [1]Excludes any cash payments in-lieu-of stock. | | | |

## Proposal 5 — Approval of the Caterpillar Inc. Executive Short-Term Incentive Plan

We are asking our stockholders to approve an amendment and restatement of the Caterpillar Inc. Executive Short-Term Incentive Plan (Restated ESTIP), including the material terms of the performance goals thereunder. The Compensation and Human Resources Committee of our Board of Directors (Committee) adopted the Restated ESTIP on April 8, 2014, subject to stockholder approval at the Annual Meeting. The Restated ESTIP will become effective only upon stockholder approval, and no awards will be made under the Restated ESTIP prior to that time. Awards to be made under the Restated ESTIP will be entirely in the discretion of the Committee and are therefore not currently determinable.

The Restated ESTIP will supersede the Caterpillar Inc. Executive Short-Term Incentive Plan, adopted in 2006 and most recently approved by our stockholders in June 2011 (Existing ESTIP). If stockholders approve the Restated ESTIP, no further awards will be made under the terms of the Existing ESTIP. The terms and conditions of outstanding awards made under the Existing ESTIP will not be affected by the adoption or approval of the Restated ESTIP.

The purpose of the Restated ESTIP is to continue to provide certain officers with annual cash incentive opportunities based on the achievement of pre-established performance goals. We believe that the Restated ESTIP will serve as a necessary and significant tool to attract and retain key officers, encourage participants to contribute materially to the growth of Caterpillar and align the interests of our officers with those of our stockholders.

The Restated ESTIP is intended to allow for incentive awards that qualify as performance-based compensation under Section 162(m) of the Code. Pursuant to Section 162(m) of the Code, the Company may not deduct more than $1 million per year for compensation paid to each of the Company's principal executive officer and its other three highest compensated executive officers (other than the Company's principal financial officer). An exemption from the $1 million limitation is available for compensation that satisfies the requirements of Section 162(m) of the Code for qualified performance-based compensation. One such requirement is that stockholders approve the material terms of the performance goals under which compensation is to be paid. Accordingly, the Company is asking its stockholders to approve the material terms of the performance goals set forth in the Restated ESTIP, in accordance with Section 162(m) of the Code.

The following is a summary of the principal features of the Restated ESTIP. The summary, however, is not a complete description of all the terms of the Restated ESTIP and is qualified in its entirety by reference to the complete text of the Restated ESTIP attached to this Proxy Statement as Appendix B. To the extent there is a conflict between this summary and the actual terms of the Restated ESTIP, the terms of the Restated ESTIP will govern.

| | |
|---|---|
| Administration | The Committee or any of its subcommittees will have the exclusive authority to administer the Restated ESTIP with respect to awards made to our executive officers who are "covered employees" under Section 162(m) of the Code. The Committee will also have the authority to make awards to all other eligible individuals and may delegate authority to one or more officers of the Company with respect to awards to such other individuals. |
| Eligibility | All of the Company's approximately 48 officers are eligible for participation in the Restated ESTIP; however, only six executive officers received grants in the 2014 annual short-term incentive plan cycle under the Existing ESTIP. |
| Individual Limits | No participant in the Restated ESTIP may receive in any single year awards having a value in excess of $15 million. This limit is proportionately adjusted for performance periods that are less than or greater than one year in duration. |
| Incentive Awards | Each participant will be eligible to receive an incentive award based on the achievement of pre-established goals set by the Committee, which may be payable in cash or in shares of common stock of the Company granted under the Company's 2014 Long-Term Incentive Plan (or any successor thereto). An employee who terminates employment before the last day of the performance period by reason of death, disability or long-service separation will be eligible to receive a payout based on performance and prorated for that part of the performance period during which the employee was a participant. An employee who is employed on the last day of the performance period, but not for the entire performance period, will be eligible to receive a payout based on performance and prorated for that part of the performance period during which the employee was a participant. If the participant is deceased at the time of an award payment, the payment will be made to the participant's estate. |

| Section 162(m) Awards and Performance Goals | In order to meet the requirements of Section 162(m) of the Code, as described above, the plan administrator may grant Section 162(m) awards so that those awards will be payable only upon the achievement of certain pre-established corporate performance goals, based on one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures: (i) attainment by a share of common stock of a specified fair market value for a specified period of time, (ii) cash flow from operations, (iii) cash flow margin or free cash flow, (iv) cash flow per share, (v) earnings of the Company before or after taxes and/or interest, (vi) earnings before interest, taxes, depreciation, and/or amortization (EBITDA), (vii) EBITDA margin, (viii) economic value added, (ix) expense levels or cost reduction goals, (x) gross profit or margin, (xi) increase in stockholder value, (xii) interest expense, (xiii) inventory, (xiv) market share, (xv) net assets, (xvi) net cash provided by operations, (xvii) net operating profits after taxes, (xviii) operating expenses, (xix) operating income, (xx) operating margin, (xxi) operating profit after capital charge (OPACC), (xxii) percent of dealer deliveries (PODD), (xxiii) percent of industry sales (PINS), (xxiv) percent of parts sales (POPS), (xxv) percent of parts sales — Caterpillar branded (POPS-C), (xxvi) pretax income, (xxvii) price-to-earnings growth, (xxviii) price realization, (xxix) primary or fully-diluted earnings per share or profit per share, (xxx) profit after tax, (xxxi) return on assets, (xxxii) return on equity, (xxxiii) return on invested capital, (xxxiv) return on investments, (xxxv) return on sales, (xxxvi) revenues, (xxxvii) sales, (xxxviii) total cash flow, (xxxix) total stockholder (shareholder) return and (xl) strategic business criteria consisting of one or more objectives based on meeting specified goals relating to (A) acquisitions or divestitures, (B) business expansion, (C) realized production system benefits, (D) cost targets, (E) customer acquisition, (F) customer satisfaction, (G) diversity and inclusion, (H) efficiency, (I) inventory turns, (J) realized lean benefits, (K) management of employment practices and employee benefits, (L) market penetration, (M) purchasing material costs, (N) quality and quality audit scores, (O) reductions in errors and omissions, (P) reductions in lost business, (Q) supervision of litigation and information technology, (R) sustainability or (S) realized 6 Sigma benefits. |
| | |

Each such goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies (or a combination of such past and current performance). In addition to the ratios specifically listed above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. The applicable performance measures may be applied on a pre- or post-tax basis and may be established or adjusted in accordance with Section 162(m) of the Code to include or exclude objectively determinable components of any performance measure, including, without limitation, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles. In the sole discretion of the Committee, unless such action would cause a grant to a covered employee to fail to qualify as qualified performance-based compensation under Section 162(m) of the Code, the Committee may amend or adjust the performance measures or other terms and conditions of an outstanding award in recognition of any of the permitted adjustment events.

Stockholder approval of the Restated ESTIP will constitute approval of the foregoing performance criteria for awards under the Restated ESTIP that are intended to qualify as performance-based compensation under Section 162(m) of the Code. The Committee or its delegate may grant certain awards under the Restated ESTIP that are not intended to qualify as such performance-based compensation and there is no guarantee that the exemption would be available for performance-based awards granted under the Restated ESTIP in any particular circumstance. To maintain flexibility in compensating our executives, the Committee reserves the right to use its judgment to grant or approve awards or compensation that is non-deductible when the Committee believes such awards or compensation is appropriate.

| Vesting | No participant is vested in any incentive award payable under the Restated ESTIP until such award is paid. A participant is not entitled to payment under the Restated ESTIP in advance of actual receipt of the payment by the participant. |

| | |
|---|---|
| Change in Control and Vesting Acceleration | A change in control will be deemed to occur if (i) there are certain changes in the composition of our Board of Directors, (ii) any person or group of related persons becomes directly or indirectly the beneficial owner of more than 20 percent of the total combined voting power of our stock, (iii) we are acquired in a merger or (iv) our stockholders approve a complete liquidation, dissolution or sale of substantially all of our assets. |
| | If a participant is terminated during a performance period in which a change in control occurs, all performance awards for any pending performance period at the time of the change in control shall be payable to the participant in an amount equal to the target award opportunity and prorated for that part of the performance period extending to the later of the (i) change in control date or (ii) the date of the participant's termination. |
| Transferability | Awards are not assignable or transferable other than by will or the laws of inheritance or pursuant to beneficiary designation procedures approved by the Company. |
| Restrictive Covenants and Clawback | Awards granted under the Restated ESTIP will be subject to forfeiture and in certain cases the participant must return amounts received if the participant breaches non-solicitation or confidentiality covenants or engages in any conduct that results in the Company having to restate its financial statements. |
| Amendment and Termination of Awards and Plan | The Committee may generally terminate, amend or modify the Restated ESTIP at any time. |

***FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 5.***

## STOCKHOLDER PROPOSALS

Some of the following stockholder proposals contain assertions that we believe are incorrect or do not reflect all of the facts related to these issues. We have not attempted to refute all inaccuracies. Pursuant to Rule 14a-8(l)(1) promulgated under the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the proponent of any stockholder proposal contained in this Proxy Statement promptly upon receipt of a written or oral request.

## Proposal 6 — Review of Global Corporate Standards

**Resolution Proposed by Stockholder**

**Whereas**, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights." (www1.umn.edu/humanrts/links/NormsApril2003.html)

**RESOLVED:** shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2014.

**Supporting Statement of Proponent**

Caterpillar's current policy, the *Worldwide Code of Conduct*, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights-civil, political, social, environmental, cultural and economic-based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.

## Caterpillar Response to Proposal 6 — Review of Global Corporate Standards

After careful consideration, **the Board recommends a vote AGAINST** this proposal for the reasons provided below.

Our Worldwide Code of Conduct is readily available on the Company's website at www.caterpillar.com/code. The Board believes that our Code of Conduct effectively articulates our long-standing support for, and continued commitment to, human rights and does not believe that implementation of this proposal is necessary or desirable as the concerns raised by the proponent are already being addressed in a meaningful way. As these issues are already provided for in our Code of Conduct, the Board further believes that this proposal would add unnecessary cost to the Company and divert management's attention from the current processes in place to address these issues.

*FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 6*

## Proposal 7 — Sales to Sudan

**Resolution Proposed by Stockholder**

WHEREAS, human rights abuses by the Sudanese government in that country's Darfur region, and allegations of state sponsorship of international terrorism, have led the U.S. government and a number of U.S. states and cities to impose sanctions and enact divestment legislation designed to limit trade and corporate business ties to Sudan, and

WHEREAS, sales of Caterpillar products to Sudan companies (e.g. "http://www.sutrac.com/downloads/Sutrac_Profile.pdf") by Caterpillar subsidiaries totaled USD $265.5 million in the fiscal years 2008-2010 (including Q1 of 2011), and

WHEREAS, in 2011, Caterpillar disclosed in its 10F filing to the U.S. Securities and Exchange Commission that "the dealers and distributors of Caterpillar's non-U.S. subsidiaries have in some cases sold products to the Government of Sudan or entities controlled by it", and

WHEREAS, Caterpillar has acknowledged that the ongoing sales by its non-U.S. Caterpillar subsidiaries would be in violation of U.S. sanctions if conducted by the U.S.-based parent, and

WHEREAS, the Conflict Risk Network (formerly the Sudan Divestment Taskforce) citing Caterpillar's sales to Sudan, has added the company to its list of "scrutinized" companies which may subject it to divestment or a prohibition on investment under Sudan divestment legislation adopted by a number of U.S. states and cities,

**THEREFORE, BE IT RESOLVED**, that shareholders request that the company take additional steps to ensure that its products not be sold to the Government of Sudan or entities controlled by it, by creating detailed report to shareholders by December 2014, prepared at reasonable cost and omitting proprietary information, disclosing the terms and enforcement mechanisms, including internal controls related to its Enterprise Export Control Compliance Program, including but not limited to:

- Audit verification and tracking of product sales;
- Publish findings, successes, challenges relating to its policies/procedures effectiveness;
- Senior management and board-level oversight.

**Supporting Statement of Proponent**

Additionally, we encourage the requested report examine the feasibility of creating contract terms with distributors that require disclosure of any contracting or sales to the Government of Sudan or entities controlled by it.

## Caterpillar Response to Proposal 7 — Sales to Sudan

After careful consideration, **the Board recommends a vote AGAINST** this proposal for the reasons provided below.

Caterpillar has deep respect and compassion for all persons affected by the strife in the Sudan and supports a peaceful resolution to the conflict. Caterpillar is also committed to operating under the values outlined in our Worldwide Code of Conduct and to complying with all applicable laws and regulations. The Company maintains a robust Enterprise Export Control Program designed to ensure compliance with export controls and economic sanctions adopted by the United States and other countries. That program prohibits, among other things, sales to Sudan (including sales to the government of Sudan) that would violate applicable export controls or economic sanctions.

In light of the existing program, the Board believes that the Company has already adopted and implemented appropriate policies and practices regarding business in Sudan. In the Board's view, implementing the proposal to take "additional steps" is neither necessary nor practicable as the Company's policies already prohibit such sales unless they comply fully with applicable export controls or economic sanctions.

*FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 7.*

## Proposal 8 — Cumulative Voting

**Resolution Proposed by Stockholder**

Resolved: Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or focus on a few candidates. Under cumulative voting shareholders can withhold votes from poor-performing directors in order to cast multiple votes for other director candidates. This is an important protection for shareholders.

**Supporting Statement of Proponent**

Cumulative voting also allows a significant group of shareholders to elect a director of its choice — safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

Cumulative voting could also give us a more meaningful opportunity to withhold votes for Caterpillar directors associated with bankruptcies. David Goode and Susan Schwab were negatively flagged by GMI Ratings, an independent investment research firm, due to their director duties at Delta Air Lines and Calpine Corporation respectively when these companies filed for bankruptcy. This was compounded by Mr. Goode being seated on our executive pay committee which was responsible for $30 million in CEO pay. Charles Powell was over-committed with director duties at 5 companies. Peter Magowan, David Goode and Joshua Smith each had 20-years long tenure which detracts from director independence.

Cumulative voting won 54%-support at Aetna, 51%-support at Alaska Air and 53%-support at two General Motors annual meetings. The Council of Institutional Investors www.cii.org and CalPERS recommended adoption of this proposal topic.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI rated Caterpillar F for executive pay — $30 million for Douglas Oberhelman. Caterpillar did not disclose specific performance objectives for our CEO. Caterpillar can pay long-term incentives to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination. GMI rated Caterpillar F for accounting. Caterpillar uncovered "deliberate, multi-year, coordinated accounting misconduct" at a subsidiary of a Chinese company it acquired, leading it to write off most of the value of the deal and wipe out half a quarter's profits. Caterpillar said it would take a noncash goodwill impairment charge of $580 million (January 18, 2013).

GMI said other limits on shareholder rights included:

- Our board's unilateral ability to amend company bylaws without shareholder approval
- Lack of fair price provisions to help insure that all shareholders are treated fairly
- Limits on the right of shareholders to convene a special or emergency shareholder meeting
- Limits on the right of shareholders to take action by written consent

Caterpillar was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 99% of companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value.

## Caterpillar Response to Proposal 8 — Cumulative Voting

After careful consideration, **the Board recommends a vote AGAINST** this proposal for the reasons provided below.

The effect of cumulative voting is to give stockholders an influence on director elections that is disproportionate to their stock ownership. Caterpillar believes that fewer than five percent of companies in the S&P 500 permit cumulative voting. Caterpillar stockholders voted to amend the Company's certificate of incorporation in 1986 to eliminate cumulative voting. Subsequent stockholder proposals to reinstate cumulative voting have also been rejected.

Your Board believes that directors should be elected by and accountable to all of Caterpillar's stockholders. Currently, in uncontested elections, directors are elected if they receive a majority of votes cast, and in contested elections, they are elected if they receive a plurality of votes cast. The Board believes this approach, when coupled with proportionate voting, produces an effective Board that represents the interests of all stockholders.

*FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 8.*

# OTHER IMPORTANT INFORMATION

## Persons Owning More than Five Percent of Caterpillar Common Stock

The following table lists those persons or groups (based on a review of Schedules 13G filed with the SEC) who beneficially own more than five percent of Caterpillar common stock as of January 31, 2014.

| Name and Address | Voting Authority | | Dispositive Authority | | Total Amount of Beneficial Ownership | Percent of Class |
|---|---|---|---|---|---|---|
| | Sole | Shared | Sole | Shared | | |
| State Street Corporation and various direct and indirect subsidiaries[1]<br>State Street Financial Center<br>One Lincoln Street<br>Boston, MA 02111 | 0 | 32,008,347 | 0 | 67,009,923 | 67,009,923 | 10.5 |
| The Vanguard Group<br>100 Vanguard Blvd.<br>Malvern, PA 19355 | 1,037,920 | 0 | 33,488,049 | 972,510 | 34,460,559 | 5.41 |

[1] State Street Bank and Trust Company serves as investment manager for certain Caterpillar defined benefit plans (5,456,071 shares) and defined contribution plans (29,545,505 shares).

## Security Ownership of Executive Officers and Directors

Security ownership of Caterpillar's Executive Officers and Board of Directors (as of December 31, 2013) is included in the following table.

| | Common Stock[1] | Shares Underlying Stock Options/ SARs Exercisable within 60 Days | Additional Stock Options/ SARs Exercisable upon Retirement[2] | Total |
|---|---|---|---|---|
| David L. Calhoun | 3,265 | — | — | 3,265 |
| Daniel M. Dickinson | 8,467 | 5,833 | — | 14,300 |
| Juan Gallardo | 248,382 | 28,833 | — | 277,215 |
| David R. Goode | 56,243 | 28,833 | — | 85,076 |
| Jesse J. Greene, Jr. | 9,047 | — | — | 9,047 |
| Bradley M. Halverson | 20,929 | 114,894 | — | 135,823 |
| Jon M. Huntsman, Jr. | 1,115 | — | — | 1,115 |
| Stuart L. Levenick | 116,610 | 628,453 | 204,913 | 949,976 |
| Peter A. Magowan | 309,648 | 28,833 | — | 338,481 |
| Dennis A. Muilenburg | 2,024 | — | — | 2,024 |
| Douglas R. Oberhelman | 161,934 | 1,069,902 | 782,314 | 2,014,150 |
| William A. Osborn | 46,007 | 12,833 | — | 58,840 |
| Charles D. Powell | 16,987 | 28,833 | — | 45,820 |
| Edward J. Rapp | 50,739 | 619,429 | 196,719 | 869,276 |
| Edward B. Rust, Jr. | 25,573 | 20,833 | — | 46,406 |
| Susan C. Schwab | 9,198 | — | — | 9,198 |
| Joshua I. Smith | 16,009 | 26,833 | — | 42,842 |
| D. James Umpleby | 24,666 | 46,952 | 124,008 | 195,706 |
| Gerard R. Vittecoq | 137,432 | 1,070,312 | — | 1,207,744 |
| Miles D. White | 3,224 | — | — | 3,224 |
| Steven H. Wunning | 80,791 | 744,561 | 199,279 | 1,024,631 |
| All directors and executive officers as a group[3] | 1,412,750 | 4,863,397 | 1,640,085 | 7,916,232 |

[1] Common stock that is directly or indirectly beneficially owned, including stock that is individually or jointly owned and shares over which the individual has either sole or shared investment or voting authority.

[2] SARs or RSUs that are not presently exercisable within 60 days but that would become immediately exercisable if such individual was eligible to retire and elected to retire pursuant to long-service separation.

[3] This group includes directors, named executive officers and two additional executive officers subject to Section 16 filing requirements (group). Amount includes 50,799 shares for which voting and investment power is shared. No individual within the group beneficially owns more than one percent of our stock. The group beneficially owns 0.48 percent of the Company's outstanding common stock. None of the shares held by the group has been pledged.

## Section 16(a) Beneficial Ownership Reporting Compliance

Based on a review of our records, we believe that all reports required to be filed during 2013 pursuant to Section 16(a) of the Securities Exchange Act of 1934 were filed on a timely basis, except that, due to administrative errors by the Company, Mr. Oberhelman filed two late reports each reflecting one transaction and Messrs. James B. Buda, Bradley M. Halverson, Stuart L. Levenick, Edward J. Rapp, D. James Umpleby, Steven H. Wunning and Ms. Jananne A. Copeland each filed one late report reflecting one transaction.

## Matters Raised at the Annual Meeting not Included in this Statement

We do not know of any matters to be acted upon at the Annual Meeting other than those discussed in this statement. If any other matter is properly presented, proxy holders will vote on the matter in their discretion.

## Stockholder Proposals and Director Nominations for the 2015 Annual Meeting

A proposal for action or the nomination of a director to be presented by any stockholder at the 2015 annual meeting of stockholders will be acted on only:

- If the proposal is to be included in our proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the proposal is received at the office of the Corporate Secretary on or before January 1, 2015;

- If the proposal or the nomination of a director is not to be included in the proxy statement, the proposal is received at the office of the Corporate Secretary no earlier than February 11, 2015, and no later than April 12, 2015.

In each case, your proposal or nomination must be delivered in the manner and accompanied by the information required in our bylaws. You may request a copy of the bylaws by writing to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. They are also available on our website at www.caterpillar.com/governance. Stockholder proposals or director nominations should also be sent to the Corporate Secretary at the above address. Additionally, we request that you send a copy to the following facsimile number: 309-494-1467.

## Access to Form 10-K

On written request, we will provide, without charge to each record or beneficial holder of Caterpillar common stock as of April 14, 2014, a copy of our Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the SEC, including the financial statements and schedules thereto. Written requests should be directed to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629.

## Frequently Asked Questions Regarding Meeting Attendance and Voting

**Q: Why am I receiving these proxy materials?**

**A:** You have received these proxy materials because you are a Caterpillar stockholder and Caterpillar's Board of Directors is soliciting your authority (or proxy) to vote your shares at the Annual Meeting. This proxy statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

**Q: Why didn't I receive an annual report or sustainability report with my proxy materials?**

**A:** Our 2013 Year in Review and 2013 Sustainability Report are available online at reports.caterpillar.com. The online, interactive format of the reports furthers our efforts to lower costs and reduce the environmental impact of our communications. As required by SEC rules, complete financial statements, financial statement notes and management's discussion and analysis for 2013 are included with the proxy statement distributed to stockholders.

**Q: How do I obtain an admission ticket to attend the Annual Meeting?**

**A:** Anyone wishing to attend the Annual Meeting must have an admission ticket issued in his or her name. Admission is limited to:

- Stockholders on April 14, 2014, together with one immediate family member;

- Stockholders' authorized proxy holders on April 14, 2014; or

- An authorized representative of a registered stockholder who has been designated to present a stockholder proposal.

You must provide evidence of your ownership of shares with your ticket request and follow the requirements for obtaining an admission ticket specified in the "Admission and Ticket Request Procedure" on page 62. Accredited members of the media and analysts are also permitted to attend the Annual Meeting by following the directions provided in the "Admission and Ticket Request Procedure" on page 62.

**Q: What is the difference between a registered stockholder and a street name holder?**

**A:** A registered stockholder is a stockholder whose ownership of Caterpillar common stock is reflected directly on the books and records of our transfer agent, Computershare Shareowner Services LLC. If you hold stock through a bank, broker or other intermediary, you hold your shares in "street name" and are not a registered stockholder. For shares held in street name, the registered stockholder is a bank, broker or other intermediary. Caterpillar only has access to ownership records for registered stockholders.

**Q: When was the record date and who is entitled to vote?**

**A:** The Board set April 14, 2014 as the record date for the Annual Meeting. Holders of Caterpillar common stock as of the record date are entitled to one vote per share. As of April 14, 2014, there were approximately 625,500,000 shares of Caterpillar common stock outstanding.

A list of all registered stockholders as of the record date will be available for examination by stockholders during normal business hours at 100 NE Adams Street, Peoria, Illinois 61629 at least ten days prior to the Annual Meeting and will also be available for examination at the Annual Meeting.

**Q: How do I vote?**

**A:** You may vote by any of the following methods:

 **In Person** — Stockholders that obtain an admission ticket and attend the Annual Meeting will receive a ballot for voting. If you hold shares in street name, you must also obtain a legal proxy from your broker to vote in person and submit the proxy along with your ballot at the meeting.

 **By Mail** — Complete, sign and return the proxy and/or voting instruction card provided.

 **By Mobile Device** — Scan this QR code and follow the voting links.

 **By Phone** — Follow the instructions on your Internet Notice, proxy and/or voting instruction card or email notice.

 **By Internet** — Follow the instructions on your Internet Notice, proxy and/or voting instruction card or email notice.

If you vote by phone or the Internet, please have your Internet Notice, proxy and/or voting instruction card or email notice available. The control number appearing on your Internet Notice, proxy and/or voting instruction card or email notice is necessary to process your vote. A mobile device, phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned the card by mail.

## Q: How do I vote my 401(k) or savings plan shares?

**A:** If you participate in a 401(k) or savings plan sponsored by Caterpillar or one of its subsidiaries that includes a Caterpillar stock investment fund, you may give voting instructions to the plan trustee with respect to the shares of Caterpillar common stock in that fund that are associated with your plan account. The plan trustee will follow your voting instructions unless it determines that to do so would be contrary to law. If you do not provide voting instructions, the plan trustee will act in accordance with the employee benefit plan documents. In general, the plan documents specify that the trustee will vote the shares for which it does not receive instructions in the same proportion that it votes shares for which it received timely instructions, unless it determines that to do so would be contrary to law.

You may revoke previously given voting instructions by following the instructions provided by the trustee.

## Q: How are shares in the Caterpillar pension plan voted?

**A:** The Caterpillar Inc. Master Retirement Trust owns shares of Caterpillar stock for the benefit of certain defined benefit pension plans sponsored by the Company or its subsidiaries. The Northern Trust Company acts as trustee and votes the shares held by the trust at its discretion. In exercising this discretion, Northern Trust acts in a fiduciary capacity for the exclusive benefit of the participants in the pension plans. To the extent that an investment manager retained to invest assets of the trust holds Caterpillar stock in its portfolio, the investment manager, in its discretion, will direct the trustee to vote the shares held in the portfolio. In exercising this discretion, the investment manager acts in a fiduciary capacity for the exclusive benefit of the participants in the pension plans.

## Q: What are "broker non-votes" and why is it important that I submit my voting instructions for shares I hold in street name?

**A:** Under the rules of the New York Stock Exchange (NYSE), if a broker or other financial institution holds your shares in its name and you do not provide your voting instructions to them, that firm's discretion to vote your shares for you is very limited. For this Annual Meeting, in the absence of your voting instructions, your broker only has discretion to vote on Proposal 2, the ratification of the appointment of our independent registered public accounting firm. It does not have discretion to vote your shares for any of the other proposals expected to be presented at the Annual Meeting. If you do not provide voting instructions and your broker elects to vote your shares on Proposal 2, the missing votes for each of the other proposals are considered "broker non-votes."

**Whether or not you plan to attend the Annual Meeting, we encourage you to vote your shares promptly.**

## Q: How can I authorize someone else to attend the Annual Meeting or vote for me?

**A:** Registered stockholders can authorize someone other than the individual(s) named on the proxy and/or voting instruction card to attend the meeting or vote on their behalf by crossing out the individual(s) named on the card and inserting the name of the individual being authorized or by providing a written authorization to the individual being authorized.

Street name holders can authorize someone other than the individual(s) named on the legal proxy obtained from their broker to attend the meeting or vote on their behalf by providing a written authorization to the individual being authorized along with the legal proxy.

To obtain an admission ticket for an authorized proxy representative, see the requirements specified in the "Admission and Ticket Request Procedure" on page 62.

## Q: How can I change or revoke my proxy?

**A:** *Registered stockholders:* You may change or revoke your proxy by submitting a written notice of revocation to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629 before the Annual Meeting or by attending the Annual Meeting and voting in person. For all methods of voting, the last vote cast will supersede all previous votes.

*Holders in street name:* You may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

## Q: Is my vote confidential?

**A:** Yes. Proxy cards, ballots, Internet, telephone and mobile device votes that identify stockholders are kept confidential. There are exceptions for contested proxy solicitations or when necessary to meet legal requirements. Innisfree M&A Incorporated, the independent proxy tabulator used by Caterpillar, counts the votes and acts as the inspector of election for the Annual Meeting.

**Q: What is the quorum requirement for the Annual Meeting?**

**A:** A quorum of stockholders is necessary to hold a valid meeting. Holders of at least one-third of all Caterpillar common stock must be present in person or by proxy at the Annual Meeting to constitute a quorum. Abstentions and broker non-votes are counted as present for establishing a quorum.

**Q: What vote is necessary for action to be taken on proposals?**

**A:** In uncontested elections, director nominees are elected by a majority vote of the shares cast, meaning that each director nominee must receive a greater number of shares voted "for" such director than shares voted "against" such director. If an incumbent director does not receive a greater number of shares voted "for" such director than shares voted "against" such director, then such director must tender his or her resignation to the board of directors.

In a contested election, director nominees are elected by a plurality of the votes cast, meaning that the nominees with the most affirmative votes are elected to fill the available seats.

All other actions presented for a vote of the stockholders at the Annual Meeting require an affirmative vote of the majority of shares present in person or by proxy and entitled to vote on the subject matter.

Abstentions will have no effect on director elections. Abstentions will have the effect of a vote against all other proposals. Broker non-votes will not have an effect on any of the proposals presented for your vote.

Votes submitted by mail, telephone, mobile device or Internet will be voted by the individuals named on the card (or the individual properly authorized) in the manner indicated. If you do not specify how you want your shares voted, they will be voted in accordance with the Board's recommendations. If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted.

**Q: What does it mean if I receive more than one proxy card?**

**A:** Whenever possible, registered shares and plan shares for multiple accounts with the same registration will be combined into the same proxy card. Shares with different registrations cannot be combined and as a result, you may receive more than one proxy card. For example, shares held in your individual account will not be combined on the same proxy card as shares held in a joint account with your spouse.

Street shares are not combined with registered or plan shares and may result in your receipt of more than one proxy card. For example, shares held by a broker for your account will not be combined with shares registered directly in your name.

If you hold shares in more than one form, you must vote separately for each notice, proxy and/or voting instruction card or email notification you receive that has a unique control number to ensure that all shares you own are voted.

If you receive more than one proxy card for accounts that you believe could be combined because the registration is the same, contact our transfer agent (for registered shares) or your broker (for street shares) to request that the accounts be combined for future mailings.

**Q: Who pays for the solicitation of proxies?**

**A:** Caterpillar pays the cost of soliciting proxies on behalf of the Board. This solicitation is being made by mail and through the Internet, but also may be made by telephone or in person. We have hired Innisfree to assist in the solicitation. We will pay Innisfree a fee of $15,000 for these services, and will reimburse their out-of-pocket expenses. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to stockholders and obtaining their votes. Proxies also may be solicited on behalf of the Board by directors, officers or employees of Caterpillar by telephone or in person, or by mail or through the Internet. No additional compensation will be paid to such directors, officers, or employees for soliciting proxies.

**Q: Where can I find voting results of the Annual Meeting?**

**A:** We will announce preliminary voting results at the Annual Meeting and publish the results in a Form 8-K filed with the SEC within four business days after the Annual Meeting.

# Admission and Ticket Request Procedure

## Admission

Admission is limited to stockholders on April 14, 2014 and one immediate family member, or one individual designated as a stockholder's authorized proxy holder or one representative designated in writing to present a stockholder proposal. In each case, the individual must have an admission ticket and valid government issued photo identification to be admitted to the Annual Meeting. In addition, share ownership will be verified by one of the following methods:

### Registered Stockholders

**Option A**
- Name(s) of stockholder,
- Address,
- Phone number, and
- Social security number or stockholder account key; or

**Option B**
- A copy of your proxy card or notice showing stockholder name and address

**Also include:**
- Name of immediate family member guest, if not a stockholder
- Name of authorized proxy representative, if applicable
- Address where tickets should be mailed and phone number

### Street Name Holders

**One of the following:**
- A copy of your April brokerage account statement showing Caterpillar stock ownership as of April 14, 2014; or
- A letter from your broker, bank or other nominee verifying your ownership as of April 14, 2014; or
- A copy of your brokerage account voting instruction card showing stockholder name and address

**Also include:**
- Name of immediate family member guest, if not a stockholder
- Name of authorized proxy representative, if applicable
- Address where tickets should be mailed and phone number

## Ticket Request Deadline

Ticket requests must include all information specified in the applicable table above and be submitted in writing and received by Caterpillar on or before May 26, 2014. No requests will be processed after that date.

## To Submit a Request

Submit ticket requests by mail to Caterpillar Inc. c/o Corporate Secretary, 100 NE Adams Street, Peoria, Illinois 61629-6490 or by email to catshareservices@cat.com. Ticket requests by telephone will not be accepted.

## Authorized Proxy Representative

A stockholder may appoint a representative to attend the Annual Meeting and/or vote on his/her behalf. The admission ticket must be requested by the stockholder but will be issued in the name of the authorized representative. Individuals holding admission tickets that are not issued in their name will not be admitted to the Annual Meeting. The stockholder information specified below and a written proxy authorization must accompany the ticket request.

## Proponent of a Stockholder Proposal

For each stockholder proposal included in this proxy statement, the stockholder sponsor should notify the Company in writing of the individual authorized to present the proposal on behalf of the stockholder at the Annual Meeting. One admission ticket will be issued for the designated representative.

## Media

Accredited members of the media must register with the Company prior to the Annual Meeting. To register, please contact Rachel Potts by phone 309-675-6892 or email (Potts_Rachel_A@cat.com).

## Analysts

Analysts must register with the Company prior to the Annual Meeting. To register, please contact Rich Moore, Director of Investor Relations, by phone 309-675-4549 or email (CATir@cat.com).

# Appendix A — Caterpillar Inc. 2014 Long-Term Incentive Plan

**CATERPILLAR INC.**
**2014 LONG-TERM INCENTIVE PLAN**

**I. INTRODUCTION**

**1.1 Purposes.** The purposes of the Caterpillar Inc. 2014 Long-Term Incentive Plan (this "Plan") are (i) to align the interests of the Company's stockholders and the recipients of awards under this Plan by increasing the proprietary interest of such recipients in the Company's growth and success, (ii) to advance the interests of the Company by attracting and retaining officers, other employees, Non-Employee Directors, consultants and independent contractors and (iii) to motivate such persons to act in the long-term best interests of the Company and its stockholders.

**1.2 Certain Definitions.**

(a) **"Award Gain"** shall mean (a) with respect to a given Option exercise, the product of (X) the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the grant price per share of Common Stock of such Option times (Y) the number of shares purchased pursuant to the exercise of such Option, and (b) with respect to any other settlement of an award granted to the participant, the Fair Market Value of the cash or shares of Common Stock paid or payable to the participant (regardless of any elective deferral pursuant to Section 5.10) less any cash or the Fair Market Value of any shares of Common Stock or property (other than an award that would have itself then been forfeitable hereunder and excluding any payment of tax withholding) paid by the participant to the Company as a condition of or in connection with such settlement.

(b) **"Award Notice"** shall mean the written or electronic notice evidencing an award hereunder.

(c) **"Blackout Period"** shall have the meaning set forth in Section 2.1(b).

(d) **"Board"** shall mean the Board of Directors of the Company.

(e) **"Business Combination"** shall have the meaning set forth in Section 5.9(b).

(f) **"Cause"** shall have the meaning set forth in Section 5.9(c).

(g) **"Change in Control"** shall have the meaning set forth in Section 5.9(b).

(h) **"Code"** shall mean the Internal Revenue Code of 1986, as amended.

(i) **"Committee"** shall mean the Compensation and Human Resources Committee of the Board, or any successor or subcommittee thereof, consisting of two or more members of the Board, each of whom is intended to be (i) a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act, (ii) an "outside director" within the meaning of Section 162(m) of the Code and (iii) "independent" within the meaning of the rules of the New York Stock Exchange or, if the Common Stock is not listed on the New York Stock Exchange, within the meaning of the rules of the principal stock exchange on which the Common Stock is then traded.

(j) **"Common Stock"** shall mean the common stock of the Company, and all rights appurtenant thereto.

(k) **"Company"** shall mean Caterpillar Inc., a Delaware corporation, or any successor thereto.

(l) **"Company Voting Securities"** shall have the meaning set forth in Section 5.9(b)(ii).

(m) **"Exchange Act"** shall mean the Securities Exchange Act of 1934, as amended.

(n) **"Fair Market Value"** shall mean, as of any given date, the fair market value of a share of Common Stock on a particular date determined by such methods or procedures as may be established from time to time by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of a share of Common Stock as of any date shall be the closing transaction price of a share of Common Stock as reported on the New York Stock Exchange for that date or, if no closing price is reported for that date, the closing price on the next preceding date for which transactions were reported. Notwithstanding the foregoing, unless otherwise determined by the Committee, for purposes of clause (D) of Section 2.1(c) of the Plan, Fair Market Value means the actual price at which the shares of Common Stock used to acquire the shares of Common Stock are sold.

(o) **"Forfeiture Event"** shall have the meaning set forth in Section 5.16(a).

(p)    **"Free-Standing SAR"** shall mean an SAR which is not granted in tandem with, or by reference to, an Option, which entitles the holder thereof to receive, upon exercise, shares of Common Stock (which may be Restricted Stock) or, to the extent provided in the applicable Award Notice, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised.

(q)    **"Good Reason"** shall have the meaning set forth in Section 5.9(d).

(r)    **"Incentive Stock Option"** shall mean an option to purchase shares of Common Stock that meets the requirements of Section 422 of the Code, or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option.

(s)    **"Incumbent Directors"** shall have the meaning set forth in Section 5.9(b)(i).

(t)    **"Non-Employee Director"** shall mean any director of the Company who is not an officer or employee of the Company or any Subsidiary.

(u)    **"Nonqualified Stock Option"** shall mean an option to purchase shares of Common Stock which is not an Incentive Stock Option.

(v)    **"Option"** shall mean an Incentive Stock Option or a Nonqualified Stock Option granted under this Plan.

(w)    **"Performance Award"** shall mean a right to receive an amount of cash, Common Stock, or a combination of both, contingent upon the attainment of specified Performance Measures within a specified Performance Period.

(x)    **"Performance Measures"** shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an Option or SAR or (ii) during the applicable Restriction Period or Performance Period as a condition to the vesting of the holder's interest, in the case of a Restricted Stock Award, of the shares of Common Stock subject to such award, or, in the case of a Restricted Stock Unit Award or Performance Award, to the holder's receipt of the shares of Common Stock subject to such award or of payment with respect to such award. To the extent necessary for an award to be qualified performance-based compensation under Section 162(m) of the Code and the regulations thereunder, such criteria and objectives shall be one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures: (i) attainment by a share of Common Stock of a specified Fair Market Value for a specified period of time, (ii) cash flow from operations, (iii) cash flow margin or free cash flow, (iv) cash flow per share, (v) earnings of the Company before or after taxes and/or interest, (vi) earnings before interest, taxes, depreciation, and/or amortization ("EBITDA"), (vii) EBITDA margin, (viii) economic value added, (ix) expense levels or cost reduction goals, (x) gross profit or margin, (xi) increase in stockholder value, (xii) interest expense, (xiii) inventory, (xiv) market share, (xv) net assets, (xvi) net cash provided by operations, (xvii) net operating profits after taxes, (xviii) operating expenses, (xix) operating income, (xx) operating margin, (xxi) operating profit after capital charge ("OPACC"), (xxii) percent of dealer deliveries ("PODD"), (xxiii) percent of industry sales ("PINS"), (xxiv) percent of parts sales ("POPS"), (xxv) percent of parts sales — Caterpillar branded ("POPS-C"), (xxvi) pretax income, (xxvii) price-to-earnings growth, (xxviii) price realization, (xxix) primary or fully-diluted earnings per share or profit per share, (xxx) profit after tax, (xxxi) return on assets, (xxxii) return on equity, (xxxiii) return on invested capital, (xxxiv) return on investments, (xxxv) return on sales, (xxxvi) revenues, (xxxvii) sales, (xxxviii) total cash flow, (xxxix) total stockholder (shareholder) return and (xl) strategic business criteria consisting of one or more objectives based on meeting specified goals relating to (A) acquisitions or divestitures, (B) business expansion, (C) realized production system benefits, (D) cost targets, (E) customer acquisition, (F) customer satisfaction, (G) diversity and inclusion, (H) efficiency, (I) inventory turns, (J) realized lean benefits, (K) management of employment practices and employee benefits, (L) market penetration, (M) purchasing material costs, (N) quality and quality audit scores, (O) reductions in errors and omissions, (P) reductions in lost business, (Q) supervision of litigation and information technology, (R) sustainability or (S) realized 6 Sigma benefits. Each such goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. The applicable performance measures may be applied on a pre- or post-tax basis and may be established or adjusted in accordance with Section 162(m) of the Code to include or exclude objectively determinable components of any performance measure, including, without limitation, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles ("Adjustment Events"). In the sole discretion of the Committee, unless such action would cause a grant to a covered employee to fail to qualify as qualified performance-based compensation under Section 162(m) of the Code, the Committee may amend or adjust the Performance Measures or other terms and conditions of an outstanding award in recognition of any Adjustment Events. If the Committee determines that it is advisable to grant awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code, the Committee may grant such award without satisfying the requirements of Section 162(m) of the Code and that use Performance Measures other than those specified herein.

(y) **"Performance Period"** shall mean any period designated by the Committee during which (i) the Performance Measures applicable to an award shall be measured and (ii) the conditions to vesting applicable to an award shall remain in effect.

(z) **"Permitted Transferee"** shall have the meaning set forth in Section 5.4(a).

(aa) **"Plan"** shall have the meaning set forth in Section 1.1.

(bb) **"Prior Plan"** shall mean the Caterpillar Inc. 2006 Long-Term Incentive Plan and each other plan previously maintained by the Company under which equity awards remain outstanding as of the effective date of this Plan.

(cc) **"Restricted Stock"** shall mean shares of Common Stock which are subject to a Restriction Period and which may, in addition thereto, be subject to the attainment of specified Performance Measures within a specified Performance Period.

(dd) **"Restricted Stock Award"** shall mean an award of Restricted Stock under this Plan.

(ee) **"Restricted Stock Unit"** shall mean a right to receive one share of Common Stock or, in lieu thereof and to the extent provided in the applicable Award Notice, the Fair Market Value of such share of Common Stock in cash, which shall be contingent upon the expiration of a specified Restriction Period and which may, in addition thereto, be contingent upon the attainment of specified Performance Measures within a specified Performance Period.

(ff) **"Restricted Stock Unit Award"** shall mean an award of Restricted Stock Units under this Plan.

(gg) **"Restriction Period"** shall mean any period designated by the Committee during which (i) the Common Stock subject to a Restricted Stock Award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Award Notice relating to such award, or (ii) the conditions to vesting applicable to a Restricted Stock Unit Award shall remain in effect.

(hh) **"SAR"** shall mean a stock appreciation right which may be a Free-Standing SAR or a Tandem SAR.

(ii) **"Stock Award"** shall mean a Restricted Stock Award, Restricted Stock Unit Award or Unrestricted Stock Award.

(jj) **"Subsidiary"** shall mean any corporation, limited liability company, partnership, joint venture or similar entity in which the Company owns, directly or indirectly, an equity interest possessing more than 50% of the combined voting power of the total outstanding equity interests of such entity or, in the case of a partnership, joint venture or similar entity, the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of the controlled entity.

(kk) **"Substitute Award"** shall mean an award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or SAR.

(ll) **"Tandem SAR"** shall mean an SAR which is granted in tandem with, or by reference to, an Option (including a Nonqualified Stock Option granted prior to the date of grant of the SAR), which entitles the holder thereof to receive, upon exercise of such SAR and surrender for cancellation of all or a portion of such Option, shares of Common Stock (which may be Restricted Stock) or, to the extent provided in the applicable Award Notice, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of shares of Common Stock subject to such Option, or portion thereof, which is surrendered.

(mm) **"Tax Date"** shall have the meaning set forth in Section 5.5.

(nn) **"Ten Percent Holder"** shall have the meaning set forth in Section 2.1(a).

(oo)  **"Unrestricted Stock"** shall mean shares of Common Stock which are not subject to a Restriction Period or Performance Measures.

(pp)  **"Unrestricted Stock Award"** shall mean an award of Unrestricted Stock under this Plan.

1.3  **Administration.** This Plan shall be administered by the Committee. Any one or a combination of the following awards may be made under this Plan to eligible persons: (i) Options to purchase shares of Common Stock in the form of Incentive Stock Options or Nonqualified Stock Options; (ii) SARs in the form of Tandem SARs or Free-Standing SARs; (iii) Stock Awards in the form of Restricted Stock, Restricted Stock Units or Unrestricted Stock; and (iv) Performance Awards. The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each award to such persons and, if applicable, the number of shares of Common Stock subject to an award, the number of SARs, the number of Restricted Stock Units, the dollar value subject to a Performance Award, the grant price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Award Notice evidencing the award. The Committee may, in its sole discretion and for any reason at any time, unless such action would cause a grant to a covered employee to fail to qualify under Section 162(m) of the Code and regulations thereunder as qualified performance-based compensation, take action such that (i) any or all outstanding Options and SARs shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding Restricted Stock or Restricted Stock Units shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding Restricted Stock, Restricted Stock Units or Performance Awards shall lapse and (iv) the Performance Measures (if any) applicable to any outstanding award shall be deemed to be satisfied at the target or any other level. The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of this Plan and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities. All such interpretations, rules, regulations and conditions shall be conclusive and binding on all parties.

The Committee may delegate some or all of its power and authority hereunder to the Board or, subject to applicable law, to the Chief Executive Officer or such other executive officer of the Company as the Committee deems appropriate; provided, however, that (i) the Committee may not delegate its power and authority to the Board or the Chief Executive Officer or other executive officer of the Company with regard to the grant of an award to any person who is a "covered employee" within the meaning of Section 162(m) of the Code or who, in the Committee's judgment, is likely to be a covered employee at any time during the period an award hereunder to such employee would be outstanding and (ii) the Committee may not delegate its power and authority to the Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in this Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such an officer, director or other person.

No member of the Board or Committee, and neither the Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith, and the members of the Board and the Committee and the Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company's Certificate of Incorporation and/or By-laws) and under any directors' and officers' liability insurance that may be in effect from time to time.

1.4  **Eligibility.** Participants in this Plan shall consist of such officers, other employees, Non-Employee Directors, consultants, independent contractors, and persons expected to become officers, other employees, Non-Employee Directors, consultants, and independent contractors of the Company and its Subsidiaries as the Committee in its sole discretion may select from time to time; provided, that Incentive Stock Options may be granted only to employees of the Company or a Subsidiary Corporation, within the meaning of Section 424(f) of the Code. The Committee's selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. Except as provided otherwise in an Award Notice, for purposes of this Plan, references to employment by the Company shall also mean employment by a Subsidiary, and references to employment shall include service as a Non-Employee Director, consultant or independent contractor. The extent to which a participant shall be considered employed during any periods during which such participant is on a leave of absence shall be determined in accordance with Company policy.

1.5  **Shares Available.** Subject to adjustment as provided in Section 5.8 and to all other limits set forth in this Section 1.5, 38.8 million shares of Common Stock shall initially be available for all awards under this Plan and no more than 38.8 million shares of Common Stock in the aggregate may be issued under the Plan in connection with Incentive Stock

Options. To the extent the Company grants an Option or a Free-Standing SAR under the Plan, the number of shares of Common Stock that remain available for future grants under the Plan shall be reduced by an amount equal to the number of shares subject to such Option or Free-Standing SAR. To the extent the Company grants a Stock Award or settles a Performance Award in shares of Common Stock, the number of shares of Common Stock that remain available for future grants under the Plan shall be reduced by an amount equal to 2.75 times the number of shares subject to such Stock Award or Performance Award.

To the extent that shares of Common Stock subject to an outstanding Option, SAR, Stock Award or Performance Award granted under the Plan, other than Substitute Awards, are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an Option cancelled upon settlement in shares of a related Tandem SAR or shares subject to a Tandem SAR cancelled upon exercise of a related Option) or (ii) the settlement of such award in cash, then such shares of Common Stock shall again be available under this Plan; provided, however, that shares of Common Stock subject to an award under this Plan shall not again be available for issuance under this Plan if such shares are (x) shares that were subject to an Option or an SAR and were not issued or delivered upon the net settlement or net exercise of such Option or SAR, (y) shares delivered to or withheld by the Company to pay the grant price or the withholding taxes related to an outstanding Option or SAR or (z) shares repurchased by the Company on the open market with the proceeds of an Option exercise. Shares delivered to or withheld by the Company to pay the withholding taxes for Stock Awards or Performance Awards granted under this Plan, but not Options or SARs, shall again be available for issuance under this Plan. The number of shares that again become available pursuant to this paragraph shall be equal to (i) one share for each share subject to an Option or Free-Standing SAR described herein and (ii) 2.75 shares for each share subject to a Stock Award or a Performance Award described herein. At the time this Plan becomes effective, none of the shares of Common Stock available for future grant under the Prior Plan shall be available for grant under this Plan and none of the shares of Common Stock subject to outstanding awards granted under the Prior Plan shall again become available for issuance under this Plan, whether upon the expiration, termination, cancellation or forfeiture of such awards or otherwise.

The number of shares of Common Stock available for awards under this Plan shall not be reduced by (i) the number of shares of Common Stock subject to Substitute Awards or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under this Plan (subject to applicable stock exchange requirements).

Shares of Common Stock to be delivered under this Plan shall be made available from authorized and unissued shares of Common Stock, or authorized and issued shares of Common Stock reacquired and held as treasury shares or otherwise or a combination thereof.

**1.6 Per Person Limits.** To the extent necessary for an award to be qualified performance-based compensation under Section 162(m) of the Code and the regulations thereunder (i) the maximum number of shares of Common Stock with respect to which Options or SARs, or a combination thereof, may be granted during any fiscal year of the Company to any person shall be 800,000 shares, subject to adjustment as provided in Section 5.8, (ii) with respect to Stock Awards subject to Performance Measures or Performance Awards denominated in Common Stock, which in either case are intended to qualify as performance-based awards under Section 162(m) of the Code, the maximum number of shares of Common Stock subject to such awards that may be earned by any person for each 12-month period during a Performance Period shall be the number of shares having a Fair Market Value of $20 million, determined as of the date of grant, subject to adjustment as provided in Section 5.8, and (iii) with respect to Performance Awards denominated in cash that are intended to qualify as performance-based awards under Section 162(m) of the Code, the maximum amount that may be earned by any person for each 12-month period during a Performance Period shall be $20 million. The aggregate grant date fair value of shares of Common Stock that may be granted during any fiscal year of the Company to any Non-Employee Director shall not exceed $500,000.

## II. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

**2.1 Stock Options.** The Committee may, in its discretion, grant Options to purchase shares of Common Stock to such eligible persons as may be selected by the Committee. Each Option, or portion thereof, that is not an Incentive Stock Option shall be a Nonqualified Stock Option. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock with respect to which Options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under this Plan or any other plan of the Company, or any parent or Subsidiary) exceeds the amount (currently $100,000) established by the Code, such Options shall constitute Nonqualified Stock Options.

Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a)    <u>Number of Shares and Grant Price</u>. The number of shares of Common Stock subject to an Option and the grant price per share of Common Stock purchasable upon exercise of the Option shall be determined by the Committee; <u>provided</u>, <u>however</u>, that the grant price per share of Common Stock purchasable upon exercise of an Option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such Option; <u>provided</u> <u>further</u>, that if an Incentive Stock Option shall be granted to any person who, at the time such Option is granted, owns capital stock possessing more than 10 percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary) (a "<u>Ten Percent Holder</u>"), the grant price per share of Common Stock shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.

Notwithstanding the foregoing, in the case of an Option that is a Substitute Award, the grant price per share of the shares subject to such Option may be less than 100% of the Fair Market Value per share on the date of grant, <u>provided</u>, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate purchase price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate purchase price of such shares.

(b)    <u>Option Period and Exercisability</u>. The period during which an Option may be exercised shall be determined by the Committee; <u>provided</u>, <u>however</u>, that no Option shall be exercised later than ten (10) years after its date of grant; <u>provided</u> <u>further</u>, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such Option shall not be exercised later than five years after its date of grant; <u>provided</u>, <u>further</u>, that with respect to a Nonqualified Stock Option, if the expiration date of such Option occurs during any period when the participant is prohibited from trading in securities of the Company pursuant to the Company's insider trading policy or other policy of the Company or during a period when the exercise of such Option would violate applicable securities laws (each, a "<u>Blackout Period</u>"), then the period during which such Option shall be exercisable shall continue until the date that is 30 days after the expiration of such Blackout Period. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an Option or to the exercisability of all or a portion of an Option. The Committee shall determine whether an Option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable Option, or portion thereof, may be exercised only with respect to whole shares of Common Stock. Prior to the exercise of an Option, the holder of such Option shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such Option, including the right to receive dividends or dividend equivalents.

(c)    <u>Method of Exercise</u>. An Option may be exercised (i) by giving written or electronic notice to the Company or its designated agent, in accordance with procedures prescribed by the Company, specifying the number of whole shares of Common Stock to be purchased and paying the aggregate purchase price in full (or arrangement made for such payment to the Company's satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of shares of Common Stock having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, (D) in cash by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise or (E) a combination of (A), (B) and (C), in each case to the extent set forth in the Award Notice relating to the Option, (ii) if applicable, by surrendering to the Company any Tandem SARs which are cancelled by reason of the exercise of the Option and (iii) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing shares of Common Stock shall be delivered until the full purchase price therefor and any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company's satisfaction).

**2.2**    **Stock Appreciation Rights.** The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee. The Award Notice relating to an SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR.

SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) Number of SARs and Base Price. The number of SARs subject to an award shall be determined by the Committee. Any Tandem SAR related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted. The base price of a Tandem SAR shall be the grant price per share of Common Stock of the related Option. The base price of a Free-Standing SAR shall be determined by the Committee; provided, however, that such base price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such SAR (or, if earlier, the date of grant of the Option for which the SAR is exchanged or substituted).

   Notwithstanding the foregoing, in the case of an SAR that is a Substitute Award, the base price per share of the shares subject to such SAR may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate base price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate base price of such shares.

(b) Exercise Period and Exercisability. The period for the exercise of an SAR shall be determined by the Committee; provided, however, that no SAR shall be exercised later than ten (10) years after its date of grant; provided further, that no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related Option; provided, further, if the expiration date of an SAR occurs during any Blackout Period, then the period during which such SAR shall be exercisable shall continue until the date that is 30 days after the expiration of such Blackout Period. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an SAR or to the exercisability of all or a portion of an SAR. The Committee shall determine whether an SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised only with respect to whole shares of Common Stock. If an SAR is exercised for shares of Restricted Stock, a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.3(c), or such shares shall be transferred to the holder in book entry form with restrictions on the shares duly noted, and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.3(d). Prior to the exercise of a stock-settled SAR, the holder of such SAR shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such SAR, including the right to receive dividends or dividend equivalents.

(c) Method of Exercise. A Tandem SAR may be exercised (i) by giving written or electronic notice to the Company or its designated agent, in accordance with procedures prescribed by the Company, specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any Options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company may reasonably request. A Free-Standing SAR may be exercised (A) by giving written or electronic notice to the Company, in accordance with procedures prescribed by the Company, specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing shares of Common Stock shall be delivered until any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company's satisfaction).

**2.3 Termination of Employment or Service.** All of the terms relating to the exercise, cancellation or other disposition of an Option or SAR (i) upon a termination of employment with or service to the Company of the holder of such Option or SAR, as the case may be, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Award Notice.

**2.4 No Repricing.** The Committee shall not, without the approval of the stockholders of the Company, (i) reduce the grant price or base price of any previously granted Option or SAR, (ii) cancel any previously granted Option or SAR in exchange for another Option or SAR with a lower grant price or base price or (iii) cancel any previously granted Option or SAR in exchange for cash or another award if the grant price of such Option or the base price of such SAR exceeds the Fair Market Value of a share of Common Stock on the date of such cancellation, in each case, other than in connection with a Change in Control or the adjustment provisions set forth in Section 5.8.

## III. STOCK AWARDS

**3.1 Stock Awards.** The Committee may, in its discretion, grant Stock Awards to such eligible persons as may be selected by the Committee. The Award Notice relating to a Stock Award shall specify whether the Stock Award is a Restricted Stock Award, Restricted Stock Unit Award or Unrestricted Stock Award.

**3.2 Terms of Unrestricted Stock Awards.** The number of shares of Common Stock subject to an Unrestricted Stock Award shall be determined by the Committee. Unrestricted Stock Awards shall not be subject to any Restriction Periods or Performance Measures; provided, however, Unrestricted Stock Awards shall be limited to (i) awards to Non-Employee Directors, (ii) awards to newly hired employees, (iii) awards made in lieu of a cash bonus or (iv) awards granted under this Plan with respect to the number of shares Common Stock which, in the aggregate, does not exceed five percent (5%) of the total number of shares available for awards under this Plan. Upon the grant of an Unrestricted Stock Award, subject to the Company's right to require payment of any taxes in accordance with Section 5.5, a certificate or certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award or such shares shall be transferred to the holder in book entry form.

**3.3 Terms of Restricted Stock Awards.** Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

  (a) Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Award shall be determined by the Committee.

  (b) Vesting and Forfeiture. The Award Notice relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of the shares of Common Stock subject to such award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

  (c) Stock Issuance. During the Restriction Period, the shares of Restricted Stock shall be held by a custodian in book entry form with restrictions on such shares duly noted or, alternatively, a certificate or certificates representing a Restricted Stock Award shall be registered in the holder's name and may bear a legend, in addition to any legend which may be required pursuant to Section 5.7, indicating that the ownership of the shares of Common Stock represented by such certificate is subject to the restrictions, terms and conditions of this Plan and the Award Notice relating to the Restricted Stock Award. All such certificates shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate, which would permit transfer to the Company of all or a portion of the shares of Common Stock subject to the Restricted Stock Award in the event such award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company's right to require payment of any taxes in accordance with Section 5.5, the restrictions shall be removed from the requisite number of any shares of Common Stock that are held in book entry form, and all certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award.

  (d) Rights with Respect to Restricted Stock Awards. Unless otherwise set forth in the Award Notice relating to a Restricted Stock Award, and subject to the terms and conditions of a Restricted Stock Award, the holder of such award shall have all rights as a stockholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of Common Stock; provided, however, that (i) a distribution with respect to shares of Common Stock, other than a regular cash dividend, and (ii) a regular cash dividend with respect to shares of Common Stock that are subject to performance-based vesting conditions, in each case, shall be deposited with the Company and shall be subject to the same restrictions as the shares of Common Stock with respect to which such distribution was made.

**3.4 Terms of Restricted Stock Unit Awards.** Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) <u>Number of Shares and Other Terms</u>. The number of shares of Common Stock subject to a Restricted Stock Unit Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Unit Award shall be determined by the Committee.

(b) <u>Vesting and Forfeiture</u>. The Award Notice relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Restricted Stock Unit Award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) <u>Settlement of Vested Restricted Stock Unit Awards</u>. The Award Notice relating to a Restricted Stock Unit Award shall specify (i) whether such award may be settled in shares of Common Stock or cash or a combination thereof and (ii) whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award. Any dividend equivalents with respect to Restricted Stock Units that are subject to performance-based vesting conditions shall be subject to the same restrictions as such Restricted Stock Units. Prior to the settlement of a Restricted Stock Unit Award, the holder of such award shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such award.

**3.5 Termination of Employment or Service.** All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period or Performance Period relating to a Stock Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Award Notice.

## IV. PERFORMANCE AWARDS

**4.1 Performance Awards.** The Committee may, in its discretion, grant Performance Awards to such eligible persons as may be selected by the Committee.

**4.2 Terms of Performance Awards.** Performance Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) <u>Value of Performance Awards and Performance Measures</u>. The method of determining the value of the Performance Award and the Performance Measures and Performance Period applicable to a Performance Award shall be determined by the Committee.

(b) <u>Vesting and Forfeiture</u>. The Award Notice relating to a Performance Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Performance Award if the specified Performance Measures are satisfied or met during the specified Performance Period and for the forfeiture of such award if the specified Performance Measures are not satisfied or met during the specified Performance Period.

(c) <u>Settlement of Vested Performance Awards</u>. The Award Notice relating to a Performance Award shall specify whether such award may be settled in shares of Common Stock (including shares of Restricted Stock) or cash or a combination thereof. If a Performance Award is settled in shares of Restricted Stock, such shares of Restricted Stock shall be issued to the holder in book entry form or a certificate or certificates representing such Restricted Stock shall be issued in accordance with <u>Section 3.3(c)</u> and the holder of such Restricted Stock shall have such rights as a stockholder of the Company as determined pursuant to <u>Section 3.3(d)</u>. Any dividends or dividend equivalents with respect to a Performance Award shall be subject to the same restrictions as such Performance Award. Prior to the settlement of a Performance Award in shares of Common Stock, including Restricted Stock, the holder of such award shall have no rights as a stockholder of the Company.

**4.3 Termination of Employment or Service.** All of the terms relating to the satisfaction of Performance Measures and the termination of the Performance Period relating to a Performance Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Award Notice.

## V. GENERAL

**5.1** **Effective Date and Term of Plan.** This Plan was approved by the Board on April 9, 2014, and shall be effective as of the date the Company's stockholders approve the Plan. The Plan will be deemed to be approved by the stockholders if it receives the affirmative vote of the holders of a majority of the shares of stock of the Company present in person or by proxy and entitled to vote at a meeting duly held in accordance with the applicable provisions of the Certificate of Incorporation or Bylaws of the Company. Once effective, this Plan will supersede and replace the Prior Plan; provided that the Prior Plan shall remain in effect with respect to all outstanding awards granted under the Prior Plan until such awards have been exercised, forfeited, canceled, expired or otherwise terminated in accordance with the terms of such grants. This Plan shall terminate on the tenth anniversary of the Plan's effective date, unless terminated earlier by the Committee; provided that no Incentive Stock Options shall be granted later than ten (10) years after the date the Plan is adopted by the Board or the date the Plan is approved by the stockholders of the Company, whichever is earlier. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination. Awards hereunder may be made at any time prior to the termination of this Plan.

**5.2** **Amendments.** The Committee may amend this Plan as it shall deem advisable; provided, however, that no amendment to the Plan shall be effective without the approval of the Company's stockholders if (i) stockholder approval is required by applicable law, rule or regulation, including Section 162(m) of the Code and any rule of the New York Stock Exchange, or any other stock exchange on which the Common Stock is then traded, or (ii) such amendment seeks to modify Section 2.4 hereof; provided further, that no amendment may materially impair the rights of a holder of an outstanding award without the consent of such holder.

**5.3** **Award Notice.** Each award under this Plan shall be evidenced by an Award Notice setting forth the terms and conditions applicable to such award. No award shall be valid until an Award Notice is provided by the Company and, to the extent the Committee may, in its sole discretion, require, either executed by the recipient or accepted by the recipient by electronic means approved by the Committee within the time period specified by the Committee. Upon execution by the Company, or if required, upon such execution and delivery of the Award Notice to the Company or electronic acceptance of the Award Notice, such award shall be effective as of the effective date set forth in the Award Notice.

**5.4** **Non-Transferability.**

(a) Except as provided in Section 5.4(b), no award shall be transferable other than by will, the laws of descent and distribution, pursuant to beneficiary designation procedures approved by the Company, pursuant to a domestic relations order or, to the extent expressly permitted in the Award Notice relating to such award, to the holder's family members, a trust or entity established by the holder for estate planning purposes or a charitable organization designated by the holder (a "Permitted Transferee"), in each case, without consideration. Except to the extent permitted by the foregoing sentence or the Award Notice relating to an award, each award may be exercised or settled during the holder's lifetime only by the holder or the holder's legal representative, agent or similar person. Except as permitted by the second preceding sentence, no award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any award, such award and all rights thereunder shall immediately become null and void.

(b) Nonqualified Stock Options and SARs (except for any Tandem SAR granted in tandem with an Incentive Stock Option), whether vested or unvested, held by (A) participants who are considered officers of the Company for purposes of Section 16 of the Exchange Act; (B) participants who are Directors; or (C) any participants who previously held the positions in clauses (A) and (B) may be transferred by gift or by domestic relations order to one or more Permitted Transferees. Nonqualified Stock Options and SARs (except for any Tandem SAR granted in tandem with an Incentive Stock Option), whether vested or unvested, held by all other participants and by Permitted Transferees may be transferred by gift or by domestic relations order only to Permitted Transferees and, in the case of transfers other than in connection with a domestic relations order, upon the prior written approval of the Company's Director of Compensation & Benefits.

**5.5** **Tax Withholding.** The Company shall have the right to require, prior to the issuance or delivery of any shares of Common Stock or the payment of any cash pursuant to an award made hereunder, payment by the holder of such award of any federal, state, local or other taxes which may be required to be withheld or paid in connection with such award. An Award Notice may provide that (i) the Company shall withhold whole shares of Common Stock which would otherwise be delivered to a holder, having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an award (the "Tax Date"), or withhold an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company; (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole shares of Common Stock having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation; (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, equal to the amount necessary to satisfy any such obligation; (D) in the case of the exercise of an Option, a cash payment by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise or (E) any combination of (A), (B) and (C), in each case to the extent set forth in the Award Notice relating to the award. Shares of Common Stock to be delivered or withheld may not have an aggregate Fair Market Value in excess of the amount determined by applying the minimum statutory withholding rate; provided, however, that if a fraction of a share of Common Stock would be required to satisfy the minimum statutory withholding taxes, then the number of shares of Common Stock to be delivered or withheld may be rounded up to the next nearest whole share of Common Stock.

5.6 **Section 83(b) Election.** No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Code Section 83(b)) or under a similar provision of the laws of a jurisdiction outside the United States may be made, unless expressly permitted by the terms of the Award Notice. In any case in which a participant is permitted to make such an election in connection with an award, the participant shall notify the Company of such election within ten days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Code Section 83(b) or other applicable provision.

5.7 **Restrictions on Shares.** Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing shares of Common Stock delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

5.8 **Adjustment.** In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation) that causes the per share value of shares of Common Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the number and class of securities available under this Plan, the terms of each outstanding Option and SAR (including the number and class of securities subject to each outstanding Option or SAR and the grant price or base price per share), the terms of each outstanding Restricted Stock Award and Restricted Stock Unit Award (including the number and class of securities subject thereto), the terms of each outstanding Performance Award (including the number and class of securities subject thereto), the maximum number of securities with respect to which Options or SARs may be granted during any fiscal year of the Company to any one grantee, the maximum number of shares of Common Stock that may be awarded during any fiscal year of the Company to any one grantee pursuant to a Stock Award that is subject to Performance Measures or a Performance Award, as set forth in Section 1.6, shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding Options and SARs in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of participants. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

5.9 **Change in Control.**

(a) Impact of a Change in Control. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control:

(i) If and to the extent that outstanding awards under the Plan are (A) continued by the Company, (B) assumed by the successor corporation (or affiliate thereto) or (C) replaced with awards that preserve the existing value of the awards at the time of the Change in Control and provide for subsequent payout in accordance with a vesting schedule and Performance Measures, as applicable, that are the same or more favorable to the participants than the vesting schedule and Performance Measures applicable to the awards, then all such awards or such substitutes therefor shall remain outstanding and be governed by their respective terms and the provisions of the Plan subject to Section 5.9(a)(iv) below.

(ii) If and to the extent that outstanding awards under the Plan are not continued, assumed or replaced in accordance with Section 5.9(a)(i) above, then upon the Change in Control: (A) outstanding Options and SARs shall immediately vest and become exercisable, (B) the Restriction Period applicable to outstanding Restricted Stock Awards and Restricted Stock Unit Awards shall immediately lapse; and, with respect to Restricted Stock Unit Awards, shall be payable immediately in accordance with their terms or, if later, as of the earliest permissible date under Code Section 409A, and (C) outstanding Performance Awards granted under the Plan shall immediately vest and shall become immediately payable in accordance with their terms as if the target level of the Performance Measures had been achieved or, with respect to completed performance periods, based on the actual level of achievement.

(iii) If and to the extent that outstanding awards under the Plan are not continued, assumed or replaced in accordance with Section 5.9(a)(i) above, then the Board may, in its sole discretion, require outstanding awards to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive a cash payment in an amount equal to (1) in the case of an Option or an SAR, the aggregate number of shares of Common Stock then subject to the portion of such Option or SAR surrendered multiplied by the excess, if any, of the Fair Market Value of a share of Common Stock as of the date of the Change in Control, over the grant price or base price per share of Common Stock subject to such Option or SAR, (2) in the case of a Stock Award or a Performance Award denominated in shares of Common Stock, the aggregate number of shares of Common Stock then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.9(a)(ii), multiplied by the Fair Market Value of a share of Common Stock as of the date of the Change in Control, and (3) in the case of a Performance Award denominated in cash, the value of the Performance Award then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.9(a)(ii).

(iv) If and to the extent that (A) outstanding awards are continued, assumed or replaced in accordance with Section 5.9(a)(i) above and (B) a participant's employment with, or performance of services for, the Company (or the company resulting from or succeeding to the business of the Company pursuant to such Change in Control) is terminated by the Company for any reason other than Cause or by such participant for Good Reason, in each case, within the 24-month period commencing on the date of the Change in Control, then, as of the date of such participant's termination: (A) outstanding Options and SARs shall immediately vest and become exercisable, (B) the Restriction Period applicable to outstanding Restricted Stock Awards and Restricted Stock Unit Awards shall immediately lapse; and, with respect to Restricted Stock Unit Awards, shall be payable immediately in accordance with their terms or, if later, as of the earliest permissible date under Code Section 409A, and (C) outstanding Performance Awards granted under the Plan shall immediately vest and shall become immediately payable in accordance with their terms as if the target level of the Performance Measures had been achieved or, with respect to completed performance periods, based on the actual level of achievement.

(v) Outstanding Options or SARs that are assumed or replaced in accordance with Section 5.9(a)(i) may be exercised by the participant in accordance with the applicable terms and conditions of such award as set forth in the applicable Award Notice or elsewhere; provided, however, that Options or SARs that become exercisable in accordance with Section 5.9(a)(iv) may be exercised until the expiration of the original full term of such Option or SAR notwithstanding the other original terms and conditions of such award.

(b) For purposes of this Plan, unless otherwise provided in an Award Notice, "Change in Control" means the occurrence of any one of the following events:

(i) During any twenty-four (24) month period, individuals who, as of the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; provided that any person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(ii) Any "person" (as such term is defined in the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"), unless the Board, as constituted immediately prior to the date on which such person acquires such beneficial interest, by resolution negates the effect of this provision in a particular circumstance, deeming that resolution to be in the best interests of Company stockholders; provided, however, that the event described in this paragraph (ii) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by the Company or any Subsidiary; (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (C) by any underwriter temporarily holding securities pursuant to an offering of such securities; or (D) by any person of Company Voting Securities from the Company, if a majority of the Incumbent Board approves in advance the acquisition of beneficial ownership of 20% or more of Company Voting Securities by such person;

(iii) The consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), that results in the voting securities of the Company outstanding immediately prior thereto representing (either by remaining outstanding or by being converted into voting securities of the surviving entity) less than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such Business Combination; or

(iv) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or the consummation of a sale of all or substantially all of the Company's assets.

Notwithstanding the foregoing, to the extent a payment to be made pursuant to an award upon a Change in Control constitutes deferred compensation that is subject to Section 409A of the Code, and such Change in Control does not constitute a "change in control event," within the meaning of Treasury regulations promulgated under Section 409A of the Code, such payment shall be paid at the time it is otherwise scheduled to be paid, without regard to the occurrence of the Change in Control.

(c) For purposes of this Section 5.9, "Cause" means, unless otherwise provided in an Award Notice, a willful engaging in gross misconduct materially and demonstrably injurious to the Company. For this purpose, "willful" means an act or omission in bad faith and without a reasonable belief that such act or omission was in or not opposed to the best interests of the Company.

(d) For purposes of this Section 5.9, "Good Reason" means, unless otherwise provided in an Award Notice, the occurrence of any of the following circumstances (unless such circumstances are fully corrected by the Company before a participant's termination of employment or the participant fails to provide written notice of such circumstances within 30 days after the participant becomes, or reasonably should have become, aware of such circumstances): (A) the Company's assignment of any duties materially inconsistent with the participant's position with the Company, or which result in a material adverse alteration in the nature or status of the responsibilities of the participant's employment; or (B) a material reduction by the Company in the participant's annual base salary, unless such reduction is part of a compensation reduction program affecting all similarly situated management employees.

**5.10 Deferrals.** The Committee may determine that the delivery of shares of Common Stock or the payment of cash, or a combination thereof, upon the settlement of all or a portion of any award (other than awards of Incentive Stock Options, Nonqualified Stock Options and SARs) made hereunder shall be deferred, or the Committee may, in its sole discretion, approve deferral elections made by holders of awards. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, subject to the requirements of Section 409A of the Code.

**5.11 No Right of Participation, Employment or Service.** Unless otherwise set forth in an employment agreement, no person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment or service of any person at any time without liability hereunder.

**5.12 Rights as Stockholder.** No person shall have any right as a stockholder of the Company with respect to any shares of Common Stock or other equity security of the Company which is subject to an award hereunder unless and until such person becomes a stockholder of record with respect to such shares of Common Stock or equity security.

**5.13** **Designation of Beneficiary.** To the extent permitted by the Company, a holder of an award may file with the Company a written designation of one or more persons as such holder's beneficiary or beneficiaries (both primary and contingent) in the event of the holder's death or incapacity. To the extent an outstanding Option or SAR granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such Option or SAR pursuant to procedures prescribed by the Company. Each beneficiary designation shall become effective only when filed in writing with the Company during the holder's lifetime on a form prescribed by the Company. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Company of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding award held by such holder, to the extent vested or exercisable, shall be payable to or may be exercised by such holder's executor, administrator, legal representative or similar person.

**5.14** **Governing Law.** This Plan, each award hereunder and the related Award Notice, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

**5.15** **Non-U.S. Employees.** Without amending this Plan, the Committee may grant awards to eligible persons who are foreign nationals and/or reside outside the U.S. on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of this Plan and, in furtherance of such purposes the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

**5.16** **Award Forfeitures.**

(a) Forfeiture of Options and Other Awards. Each award granted hereunder shall be subject to the following additional forfeiture conditions, to which the participant, by accepting an award hereunder, agrees. If any of the events specified in Section 5.16(b) occurs (a "Forfeiture Event"), all of the following forfeitures will result:

(i) The unexercised portion of any Option, whether or not vested, and any other award not then settled (except for an award that has not been settled solely due to an elective deferral pursuant to Section 5.10 by the participant and otherwise is not forfeitable in the event of any termination of service of the participant) will be immediately forfeited and canceled upon the occurrence of the Forfeiture Event; and

(ii) The participant will be obligated to repay the Company, in cash, within five business days after demand is made thereof by the Company, the total amount of Award Gain (as defined herein) realized by the participant upon each exercise of an Option or settlement of an award (regardless of any elective deferral pursuant to Section 5.10) that occurred on or after (i) the date that is 12 months before the occurrence of the Forfeiture Event, if the Forfeiture Event occurred while the participant was employed by the Company or a Subsidiary, or (ii) the date that is 12 months before the date the participant's employment by, or service as a Director with the Company or a Subsidiary terminated, if the Forfeiture Event occurred after the participant ceased to be so employed.

(b) Events Triggering Forfeiture. The forfeitures specified in Section 5.16(a) will be triggered upon the occurrence of any one of the following Forfeiture Events at any time during the participant's employment by or service as a Director with the Company or a Subsidiary or during the one-year period following termination of such employment or service:

(i) Non-Solicitation. The participant, for his or her own benefit or for the benefit of any other person, company or entity, directly or indirectly, (i) induces or attempts to induce or hires or otherwise counsels, induces or attempts to induce or hire or otherwise counsel, advise, encourage or solicit any person to leave the employment of or the service for the Company or any Subsidiary, (ii) hires or in any manner employs or retains the services of any individual employed by or providing services to the Company or any Subsidiary as of the date of his or her termination of employment, or employed by or providing services to the Company or any Subsidiary subsequent to such termination, (iii) solicits, pursues, calls upon or takes away, any potential customers of the Company or any Subsidiary, (iv) solicits, pursues, calls upon or takes away, any potential customer of the Company or any Subsidiary that has been the subject of a bid, offer or proposal by the Company or any Subsidiary, or of substantial preparation with a view to making such a bid, proposal or offer, within 12 months before such participant's termination of employment with the Company or any Subsidiary, or (v) otherwise interferes with the business or accounts of the Company or any Subsidiary.

(ii) Confidential Information. The participant discloses to any person or entity or makes use of any "confidential or proprietary information" (as defined below in this Section 5.16(b)(2)) for his or her own purpose or for the benefit of any person or entity, except as may be necessary in the ordinary course of employment with or other service to the Company or any Subsidiary. Such "confidential or proprietary information" of the Company or any Subsidiary, includes, but is not limited to, the design, development, operation, building or manufacturing of products manufactured and supplied by the Company and its Subsidiaries, the identity of the Company's or any Subsidiary's customers, the identity of representatives of customers with whom the Company or any Subsidiary has dealt, the kinds of services provided by the Company or any Subsidiary to customers and offered to be performed for potential customers, the manner in which such services are performed or offered to be performed, the service needs of actual or prospective customers, pricing information, information concerning the creation, acquisition or disposition of products and services, customer maintenance listings, computer software and hardware applications and other programs, personnel information, information identifying, relating to or concerning investors in the Company or any Subsidiary, joint venture partners of the Company or any Subsidiary, business partners of the Company or any Subsidiary or other entities providing financing to the Company or any Subsidiary, real estate and leasing opportunities, communications and telecommunications operations and processes, zoning and licensing matters, relationships with, or matters involving, landlords and/or property owners, and other trade secrets.

(c) Plan Does Not Prohibit Competition or Other Participation Activities. Although the conditions set forth in this Section 5.16 shall be deemed to be incorporated into an award, the Plan does not thereby prohibit the participant from engaging in any activity, including but not limited to competition with the Company and its Subsidiaries. Rather, the non-occurrence of the Forfeiture Events set forth in Section 5.16(b) is a condition to the participant's right to realize and retain value from his or her compensatory awards, and the consequence under the Plan if the participant engages in an activity giving rise to any such Forfeiture Event are the forfeitures specified herein. This provision shall not preclude the Company and the participant from entering into other written agreements concerning the subject matter of Sections 5.16(a) and 5.16(b) and, to the extent any terms of this Section 5.16 are inconsistent with any express terms of such agreement, this Section 5.16 shall not be deemed to modify or amend such terms.

(d) Committee Discretion. The Committee may, in its sole discretion, waive in whole or in part the Company's right to forfeiture under this Section 5.16, but no such waiver shall be effective unless evidenced by a writing signed by a duly authorized officer of the Company. In addition, the Committee may impose additional conditions on awards, by inclusion of appropriate provisions in the Award Notice. Nothing contained herein shall require the Committee to enforce the forfeiture provisions of this Section 5.16. Failure to enforce these provisions against any individual shall not be construed as a waiver of the Company's right to forfeiture under this Section 5.16.

**5.17** **Awards Subject to Clawback.** Notwithstanding any other provision of the Plan to the contrary, any participant who is an officer of the Company whose negligence, intentional or gross misconduct contributes to the Company's having to restate all or a portion of its financial statements, will be required to forfeit awards granted under this Plan and any cash payment or shares of Common Stock delivered pursuant to an award, as determined by the Board of Directors, an authorized committee, or its designee, pursuant to the Caterpillar Inc. Guidelines on Corporate Governance Issues, as adopted on December 7, 2013 and any subsequent amendments, including without limitation any such amendments which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

**5.18** **Right of Setoff.** The Company or any Subsidiary may, to the extent permitted by applicable law, deduct from and set off against any amounts the Company or Subsidiary may owe to the participant from time to time, including amounts payable in connection with any award, owed as wages, fringe benefits, or other compensation owed to the participant, such amounts as may be owed by the participant to the Company, although the participant shall remain liable for any part of the participant's payment obligation not satisfied through such deduction and setoff. By accepting any award granted hereunder, the participant agrees to any deduction or setoff under this Section 5.18.

# Appendix B — Caterpillar Inc. Executive Short-Term Incentive Plan

**CATERPILLAR INC.**
**EXECUTIVE SHORT-TERM INCENTIVE PLAN**
**(As Amended and Restated, Effective June 11, 2014)**

## I. INTRODUCTION

**1.1** **Purposes.** The purpose of the Caterpillar Inc. Executive Short-Term Incentive Plan, as amended and restated as set forth herein (the "Plan"), is to retain and motivate the Chief Executive Officer and Group Presidents of the Company and such other officers of the Company who have been designated by the Committee to participate in the Plan for a specified Performance Period by providing them with the opportunity to earn incentive payments based upon the extent to which specified performance goals have been achieved or exceeded for the Performance Period. It is intended that amounts payable under this Plan to Participants who are "covered employees" within the meaning of Section 162(m) of the Code will constitute "qualified performance-based compensation" within the meaning of U.S. Treasury regulations promulgated thereunder, and the Plan and the terms of any Awards hereunder shall be so interpreted and construed to the maximum extent possible.

**1.2** **Certain Definitions.**

(a) **"Adjustment Events"** shall have the meaning set forth in Article III.

(b) **"Applicable Period"** shall mean, with respect to any Performance Period, a period commencing on or before the first day of the Performance Period and ending not later than the earlier of (a) the 90th day after the commencement of the Performance Period and (b) the date on which 25% of the Performance Period has been completed. Any action required to be taken within an Applicable Period may be taken at a later date if permissible under Section 162(m) of the Code or U.S. Treasury regulations promulgated thereunder.

(c) **"Award"** shall mean an award to which a Participant may be entitled under the Plan if the performance goals for a Performance Period are satisfied. An Award may be expressed as a fixed amount or pursuant to a formula that is consistent with the provisions of the Plan.

(d) **"Award Gain"** shall mean the amount paid or payable to the Participant with respect to an Award (regardless of any elective deferral).

(e) **"Board"** shall mean the Board of Directors of the Company.

(f) **"Business Combination"** shall have the meaning set forth in Section 5.2(a).

(g) **"Cause"** shall mean a willful engaging in gross misconduct materially and demonstrably injurious to the Company and its affiliates. For this purpose, willful means an act or omission in bad faith and without reasonable belief that such act or omission was in or not opposed to the best interests of the Company and its affiliates.

(h) **"Change in Control"** shall have the meaning set forth in Section 5.2(a).

(i) **"Code"** shall mean the Internal Revenue Code of 1986, as amended.

(j) **"Committee"** shall mean the Compensation and Human Resources Committee of the Board, or any successor or subcommittee thereof, which is intended to be comprised of members of the Board that are "outside directors" within the meaning of Section 162(m) of the Code, or such other committee designated by the Board that satisfies any then applicable requirements of the principal national stock exchange on which the common stock of the Company is then traded to constitute a compensation committee, and which consists of two or more members of the Board, each of whom is intended to be an "outside director" within the meaning of Section 162(m) of the Code.

(k) **"Company"** shall mean Caterpillar Inc., a Delaware corporation, and any successor thereto.

(l) **"Company Voting Securities"** shall have the meaning set forth in Section 5.2(a).

(m) **"Disability"** shall mean, unless otherwise provided by the Committee with respect to an Award, the Participant's qualification for long-term disability benefits under any long-term disability program sponsored by the Company or one of its subsidiaries in which the Participant participates.

(n)   **"Exchange Act"** shall have the meaning set forth in Section 5.2(a).

(o)   **"Forfeiture Event"** shall have the meaning set forth in Section 6.11(a).

(p)   **"Incumbent Directors"** shall have the meaning set forth in Section 5.2(a).

(q)   **"Long Service Separation"** shall mean, unless otherwise provided by the Committee with respect to an Award, a termination of employment, other than a termination for Cause, with the Company and all affiliates after the attainment of age 55 with five or more years of continuous service with the Company and all affiliates. Notwithstanding the foregoing, for purposes of determining years of continuous service under this provision, the Committee (or its delegate) may determine, in its discretion, that the service of a Participant who became an employee of the Company or an affiliate as the result of a corporate merger or acquisition, include service accrued by the Participant with the target company prior to the corporate merger or acquisition.

(r)   **"Participant"** shall mean the Chief Executive Officer, each Group President of the Company and any other officer of the Company who is designated by the Committee to participate in the Plan for a Performance Period, in accordance with Article II. Absent a specific designation by the Committee, participation in the Plan shall be limited to the Chief Executive Officer and Group Presidents of the Company.

(s)   **"Performance Period"** shall mean any period for which performance goals are established pursuant to Article IV. A Performance Period may be coincident with one or more fiscal years of the Company or a portion of any fiscal year of the Company.

(t)   **"Plan"** shall mean the Caterpillar Inc. Executive Short-Term Incentive Plan, as amended and restated as set forth herein, or as it may be amended from time to time.

## II. ADMINISTRATION

**2.1   General.** The Plan shall be administered by the Committee, which shall have the full power and authority to interpret, construe and administer the Plan and Awards granted hereunder (including in each case reconciling any inconsistencies, correcting any defaults and addressing any omissions). The Committee's interpretation, construction and administration of the Plan and all its determinations hereunder shall be final, conclusive and binding on all persons for all purposes.

**2.2   Powers and Responsibilities.** The Committee shall have the following discretionary powers, rights and responsibilities in addition to those described in Section 2.1.

(a)   to designate within the Applicable Period the Participants for a Performance Period;

(b)   to establish within the Applicable Period the performance goals and targets and other terms and conditions that are to apply to each Participant's Award;

(c)   to certify in writing prior to the payment with respect to any Award that the performance goals for a Performance Period and other material terms applicable to the Award have been satisfied;

(d)   subject to Section 409A of the Code, to determine whether, and under what circumstances and subject to what terms, an Award is to be paid on a deferred basis, including whether such a deferred payment shall be made solely at the Committee's discretion or whether a Participant may elect deferred payment; and

(e)   to adopt, revise, suspend, waive or repeal, when and as appropriate, in its sole and absolute discretion, such administrative rules, guidelines and procedures for the Plan as it deems necessary or advisable to implement the terms and conditions of the Plan.

**2.3   Delegation of Power.** The Committee may delegate some or all of its power and authority hereunder to the Chief Executive Officer or other officer of the Company as the Committee deems appropriate; provided, however, that with respect to any person who is a "covered employee" within the meaning of Section 162(m) of the Code or who, in the Committee's judgment, is likely to be a covered employee at any time during the applicable Performance Period or during any period in which an Award may be paid following a Performance Period, only the Committee shall be permitted to (a) designate such person to participate in the Plan for such Performance Period, (b) establish performance goals and Awards for such person and (c) certify the achievement of such performance goals.

## III. PERFORMANCE GOALS

The Committee shall establish within the Applicable Period of each Performance Period one or more objective performance goals (the outcome of which, when established, shall be substantially uncertain) for each Participant or for any group of Participants (or both). To the extent necessary for an Award to be qualified performance-based compensation under Section 162(m) of the Code and the regulations thereunder, the performance goals shall be based on one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures: (i) attainment by a share of Common Stock of a specified Fair Market Value for a specified period of time, (ii) cash flow from operations, (iii) cash flow margin or free cash flow, (iv) cash flow per share, (v) earnings of the Company before or after taxes and/or interest, (vi) earnings before interest, taxes, depreciation, and/or amortization ("EBITDA"), (vii) EBITDA margin, (viii) economic value added, (ix) expense levels or cost reduction goals, (x) gross profit or margin, (xi) increase in stockholder value, (xii) interest expense, (xiii) inventory, (xiv) market share, (xv) net assets, (xvi) net cash provided by operations, (xvii) net operating profits after taxes, (xviii) operating expenses, (xix) operating income, (xx) operating margin, (xxi) operating profit after capital charge ("OPACC"), (xxii) percent of dealer deliveries ("PODD"), (xxiii) percent of industry sales ("PINS"), (xxiv) percent of parts sales "POPS"), (xxv) percent of parts sales — Caterpillar branded ("POPS-C"), (xxvi) pretax income, (xxvii) price-to-earnings growth, (xxviii) price realization, (xxix) primary or fully-diluted earnings per share or profit per share, (xxx) profit after tax, (xxxi) return on assets, (xxxii) return on equity, (xxxiii) return on invested capital, (xxxiv) return on investments, (xxxv) return on sales, (xxxvi) revenues, (xxxvii) sales, (xxxviii) total cash flow, (xxxix) total stockholder (shareholder) return and (xl) strategic business criteria consisting of one or more objectives based on meeting specified goals relating to (A) acquisitions or divestitures, (B) business expansion, (C) realized production system benefits, (D) cost targets, (E) customer acquisition, (F) customer satisfaction, (G) diversity and inclusion, (H) efficiency, (I) inventory turns, (J) realized lean benefits, (K) management of employment practices and employee benefits, (L) market penetration, (M) purchasing material costs, (N) quality and quality audit scores, (O) reductions in errors and omissions, (P) reductions in lost business, (Q) supervision of litigation and information technology, (R) sustainability or (S) realized 6 Sigma benefits. Each such goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. The applicable performance measures may be applied on a pre- or post-tax basis and may be established or adjusted in accordance with Section 162(m) of the Code to include or exclude objectively determinable components of any performance measure, including, without limitation, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles ("Adjustment Events"). In the sole discretion of the Committee, unless such action would cause a grant to a covered employee to fail to qualify as qualified performance-based compensation under Section 162(m) of the Code, the Committee may amend or adjust the performance measures or other terms and conditions of an outstanding Award in recognition of any Adjustment Events. With respect to Participants who are not "covered employees" within the meaning of Section 162(m) of the Code and who, in the Committee's judgment, are not likely to be covered employees at any time during the applicable Performance Period or during any period in which an Award may be paid following a Performance Period, the performance goals established for the Performance Period may consist of any objective or subjective corporate-wide or subsidiary, division, operating unit or individual measures, whether or not listed herein. Performance goals shall be subject to such other special rules and conditions as the Committee may establish at any time within the Applicable Period; provided, however, that to the extent such goals relate to Awards to "covered employees" within the meaning of Section 162(m) of the Code, such special rules and conditions shall not be inconsistent with the provisions of Treasury regulation Section 1.162-27(e) or any successor regulation describing "qualified performance-based compensation."

## IV. TERMS OF AWARDS

**4.1** **Performance Goals and Targets.** At the time one or more performance goals are established for a Performance Period, the Committee also shall establish an Award opportunity for each Participant or group of Participants, which shall be based on the achievement of such specified performance goals. The amount payable to a Participant upon achievement of the applicable performance goals shall be expressed in terms of an objective formula or standard, including a fixed cash amount, the allocation of a bonus pool or a percentage of the Participant's annual base salary. The Committee reserves the discretion to reduce the amount of any payment with respect to any Award that would otherwise be made to any Participant pursuant to the performance goals established in accordance with Article IV, and may exercise such discretion based on the extent to which any other performance goals are achieved, regardless of whether such performance goals are set forth in this Plan or are assessed on an objective or subjective basis. Except as permitted under Section 162(m) of the Code, the Committee shall not increase the amount of any payment with respect to any Award that would otherwise be made to any Participant pursuant to the performance goals established in accordance with Article IV.

**4.2**   **Termination of Employment.** Except as otherwise provided by the Committee or as set forth in this Section 4.2, the Participant must be employed by the Company or one of its subsidiaries on the last day of the Performance Period in order to receive a payout with respect to an Award. If a Participant terminates employment before such date by reason of death, Disability or Long Service Separation, the Participant shall be eligible for a prorated payout based on the number of days of employment during the Performance Period, based on actual performance through the entire Performance Period. Participants employed on the last day of the Performance Period, but not for the entire Performance Period, shall be eligible for a payout prorated for the number of days of the Performance Period for which they were Participants. If the Participant is deceased at the time of an Award payment for which the Participant is eligible, the payment shall be made to the Participant's estate.

**4.3**   **Payments.** At the time the Committee determines an Award opportunity for a Participant, the Committee shall also establish the payment terms applicable to such Award. Such terms shall include when such payments will be made; provided, however, that the timing of such payments shall in all instances either (A) satisfy the conditions of an exception from Section 409A of the Code (e.g., the short-term deferrals exception described in Treasury Regulation Section 1.409A-1(b)(4)), or (B) comply with Section 409A of the Code and provided, further, that in the absence of such terms regarding the timing of payments, such payments shall occur no later than the 15th day of the third month of the calendar year following the calendar year in which the Participant's right to payment ceased being subject to a substantial risk of forfeiture. The Committee shall determine whether an Award will be paid in cash or in shares of common stock of the Company issued under the terms of the Company's 2014 Long-Term Incentive Plan, or any successor thereto. Except as provided in Section 5.1, but notwithstanding any other provision in the Plan to the contrary, a Participant shall not be vested in any Award and a Participant shall not be entitled to payment hereunder in advance of the actual receipt of the payment by such Participant.

**4.4**   **Maximum Awards.** No Participant shall receive a payment under the Plan with respect to any Performance Period having a value in excess of $15 million, which maximum amount shall be proportionately adjusted with respect to Performance Periods that are less than or greater than one year in duration.

## V. CHANGE IN CONTROL

**5.1**   **Effect on Awards.** Unless the Committee shall otherwise expressly provide in the notice or agreement relating to an Award, upon the occurrence of a Change in Control as defined below, all Awards for a Performance Period not completed at the time of the Change in Control shall be payable to Participants in an amount equal to the product of the target award opportunity for the Award and a fraction, the numerator of which is the number of days that have elapsed since the beginning of the Performance Period through the later of (i) the date of the Change in Control or (ii) for each Participant, the date the Participant terminates employment, and the denominator of which is the number of days in the Performance Period; provided, however, that if this Plan shall remain in effect after a Change in Control, a Performance Period is completed during that time, and the Participant's employment has not terminated, this provision shall not apply.

**5.2**   **Change in Control Defined.**

(a)   For purposes of this Plan, "Change in Control" means the occurrence of any one of the following events:

    (i)   During any twenty-four (24) month period, individuals who, as of the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; provided that any person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

    (ii)   Any "person" (as such term is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act") and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"), unless the Board, as constituted immediately prior to the date on which such person acquires such beneficial interest, by resolution negates the effect of this provision in a particular circumstance, deeming that resolution to be in the best interests of Company stockholders; provided, however, that the event described in this paragraph (ii) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by the Company or any of its subsidiaries; (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its subsidiaries; (C) by any underwriter temporarily holding securities pursuant to an offering of such securities; or (D) by any person of Company Voting Securities from the Company, if a majority of the Incumbent Board approves in advance the acquisition of beneficial ownership of 20% or more of Company Voting Securities by such person;

(iii) The consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), that results in the voting securities of the Company outstanding immediately prior thereto representing (either by remaining outstanding or by being converted into voting securities of the surviving entity) less than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such Business Combination; or

(iv) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or the consummation of a sale of all or substantially all of the Company's assets.

## VI. GENERAL

**6.1** **Effective Date.** This amendment and restatement of the Plan was approved by the Committee on April 8, 2014 and shall be submitted to the stockholders of the Company for approval at the 2014 annual meeting of stockholders. If approved, this amendment and restatement of the Plan shall become effective for Performance Periods beginning on and after the date of such annual meeting. In the event that this amendment and restatement of the Plan is not approved by the stockholders of the Company, this amendment and restatement shall not take effect.

**6.2** **Amendments and Termination.** The Committee may amend, suspend or terminate the Plan at any time (including but not limited to any time following the close of the Performance Period and prior to the date payment is made) in its sole and absolute discretion. The Committee may amend the Plan without stockholder approval, unless such approval is necessary to comply with applicable laws, including provisions of the Exchange Act or the Code. Termination of the Plan shall not affect any Awards previously paid under the Plan.

**6.3** **Shareholder Approval Following Effective Date.** At the first stockholders' meeting that occurs in the fifth year following the year in which stockholders most recently approved the material terms of the performance goals under the Plan, the Company shall consider whether to seek reapproval of the material terms of the performance goals under the Plan by the stockholders of the Company, in accordance with Section 162(m) of the Code.

**6.4** **Non-Transferability of Awards.** No Award shall be transferable other than by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company. Except to the extent permitted by the foregoing sentence, no Award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any such Award, such Award and all rights thereunder shall immediately become null and void.

**6.5** **Tax Withholding.** The Company shall have the right to withhold from the payment of any Award or require, prior to the payment of any Award, payment by the Participant of any Federal, state, local or other taxes which may be required to be withheld or paid in connection with such Award.

**6.6** **No Right of Participation or Employment.** No person shall have any right to participate in the Plan. Neither the Plan nor any Award shall confer upon any person any right to continued employment by the Company or any subsidiary or affiliate of the Company or affect in any manner the right of the Company or any subsidiary or affiliate of the Company to terminate the employment of any person at any time without liability hereunder.

**6.7    Governing Law.** The Plan and each Award, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

**6.8    Other Plans.** Payments pursuant to the Plan shall not be treated as compensation for purposes of any other compensation or benefit plan, program or arrangement of the Company or any of its subsidiaries, unless either (a) such other plan provides that compensation such as payments made pursuant to the Plan are to be considered as compensation thereunder or (b) the Board or the Committee so determines in writing. Neither the adoption of the Plan nor the submission of the Plan to the Company's stockholders for their approval shall be construed as limiting the power of the Board or the Committee to adopt such other incentive arrangements as it may otherwise deem appropriate.

**6.9    Binding Effect.** The Plan shall be binding upon the Company and its successors and assigns and the Participants and their beneficiaries, personal representatives and heirs. If the Company becomes a party to any merger, consolidation or reorganization, then the Plan shall remain in full force and effect as an obligation of the Company or its successors in interest, unless the Plan is amended or terminated pursuant to Section 6.2.

**6.10    Unfunded Arrangement.** The Plan shall at all times be entirely unfunded and no provision shall at any time be made with respect to segregating assets of the Company for payment of any benefit hereunder. No Participant shall have any interest in any particular assets of the Company or any of its affiliates by reason of the right to receive a benefit under the Plan and any such Participant shall have only the rights of an unsecured creditor of the Company with respect to any rights under the Plan.

**6.11    Award Forfeitures.**

(a)    **Forfeiture of Awards.** Each Award shall be subject to the following additional forfeiture conditions, to which the Participant, by accepting an Award, agrees. If any of the events specified in Section 6.11(b) occurs (a "Forfeiture Event"), the Participant will be obligated to repay the Company, in cash, within five business days after demand is made thereof by the Company, the total amount of Award Gain realized by the Participant upon the settlement of an Award (regardless of any elective deferral) that occurred on or after (i) the date that is 12 months before the occurrence of the Forfeiture Event, if the Forfeiture Event occurred while the Participant was employed by the Company or a subsidiary of the Company, or (ii) the date that is 12 months before the date the Participant's employment by the Company or a subsidiary of the Company terminated, if the Forfeiture Event occurred after the Participant ceased to be so employed.

(b)    **Events Triggering Forfeiture.** The forfeitures specified in Section 6.11(a) will be triggered upon the occurrence of any one of the following Forfeiture Events at any time during the Participant's employment by the Company or a subsidiary of the Company or during the one-year period following termination of such employment:

(i)    **Non-Solicitation.** The Participant, for his or her own benefit or for the benefit of any other person, company or entity, directly or indirectly, (A) induces or attempts to induce or hires or otherwise counsels, induces or attempts to induce or hire or otherwise counsel, advise, encourage or solicit any person to leave the employment of or the service for the Company or any subsidiary of the Company, (B) hires or in any manner employs or retains the services of any individual employed by or providing services to the Company or any subsidiary of the Company as of the date of his or her termination of employment, or employed by or providing services to the Company or any subsidiary of the Company subsequent to such termination, (C) solicits, pursues, calls upon or takes away, any potential customers of the Company or any subsidiary of the Company, (D) solicits, pursues, calls upon or takes away, any potential customer of the Company or any subsidiary of the Company that has been the subject of a bid, offer or proposal by the Company or any subsidiary of the Company, or of substantial preparation with a view to making such a bid, proposal or offer, within 12 months before such Participant's termination of employment with the Company or any subsidiary of the Company, or (E) otherwise interferes with the business or accounts of the Company or any subsidiary of the Company.

(ii) **Confidential Information.** The Participant discloses to any person or entity or makes use of any "confidential or proprietary information" (as defined below in this Section 6.11(b)(ii)) for his or her own purpose or for the benefit of any person or entity, except as may be necessary in the ordinary course of employment with or other service to the Company or any subsidiary of the Company. Such "confidential or proprietary information" of the Company or any subsidiary of the Company, includes, but is not limited to, the design, development, operation, building or manufacturing of products manufactured and supplied by the Company and its subsidiaries, the identity of the Company's or any of its subsidiary's customers, the identity of representatives of customers with whom the Company or any subsidiary of the Company has dealt, the kinds of services provided by the Company or any subsidiary of the Company to customers and offered to be performed for potential customers, the manner in which such services are performed or offered to be performed, the service needs of actual or prospective customers, pricing information, information concerning the creation, acquisition or disposition of products and services, customer maintenance listings, computer software and hardware applications and other programs, personnel information, information identifying, relating to or concerning investors in the Company or any subsidiary of the Company, joint venture partners of the Company or any subsidiary of the Company, business partners of the Company or any subsidiary of the Company or other entities providing financing to the Company or any subsidiary of the Company, real estate and leasing opportunities, communications and telecommunications operations and processes, zoning and licensing matters, relationships with, or matters involving, landlords and/or property owners, and other trade secrets.

(c) **Plan Does Not Prohibit Competition or Other Participation Activities.** Although the conditions set forth in this Section 6.11 shall be deemed to be incorporated into an Award, the Plan does not thereby prohibit the Participant from engaging in any activity, including but not limited to competition with the Company and its subsidiaries. Rather, the non-occurrence of the Forfeiture Events set forth in Section 6.11(b) is a condition to the Participant's right to realize and retain value from his or her compensatory awards, and the consequence under the Plan if the Participant engages in an activity giving rise to any such Forfeiture Event are the forfeitures specified herein. This provision shall not preclude the Company and the Participant from entering into other written agreements concerning the subject matter of Sections 6.11(a) and 6.11(b) and, to the extent any terms of this Section 6.11 are inconsistent with any express terms of such agreement, this Section 6.11 shall not be deemed to modify or amend such terms.

(d) **Committee Discretion.** The Committee may, in its sole discretion, waive in whole or in part the Company's right to forfeiture under this Section 6.11, but no such waiver shall be effective unless evidenced by a writing signed by a duly authorized officer of the Company. In addition, the Committee may impose additional conditions on Awards, by inclusion of appropriate provisions in an Award notice. Nothing contained herein shall require the Committee to enforce the forfeiture provisions of this Section 6.11. Failure to enforce these provisions against any individual shall not be construed as a waiver of the Company's right to forfeiture under this Section 6.11.

**6.12 Awards Subject to Clawback.** Notwithstanding any other provision of the Plan to the contrary, any Participant whose negligence, intentional or gross misconduct contributes to the Company's having to restate all or a portion of its financial statements, will be required to forfeit Awards granted under this Plan and any payment delivered pursuant to an Award, as determined by the Board, an authorized committee, or its designee, pursuant to the Caterpillar Inc. Guidelines on Corporate Governance Issues, as adopted on December 7, 2013 and any subsequent amendments, including without limitation any such amendments which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

**6.13 Right of Setoff.** The Company or any subsidiary of the Company may, to the extent permitted by applicable law, deduct from and set off against any amounts the Company or a subsidiary may owe to the Participant from time to time, including amounts payable in connection with any Award, owed as wages, fringe benefits, or other compensation owed to the Participant, such amounts as may be owed by the Participant to the Company, although the Participant shall remain liable for any part of the Participant's payment obligation not satisfied through such deduction and setoff. By accepting any Award, the Participant agrees to any deduction or setoff under this Section 6.13.